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REGISTRANT'S NAME AGL Energy Ltd

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OCT 23 2007
THOMSON FINANCIAL

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DAT: 10/22/07

AGL

ARLS
6-30-07

AGL Full Annual Report 2007

AGL Energy Limited ABN 74 115 061 375

Contents.

Even when we're facing some of the hottest competition in the world, our dual fuel accounts continue to increase.

Our downstream Retail Energy division handles the purchase, sale and marketing of gas and electricity to AGL's two million electricity customer accounts and two million gas customer accounts^. Over the past 12 months, the retail energy market has become even more fiercely competitive. Victoria is the most competitive energy market *in the world*, with South Australia in third place*. Although we lost approximately 100,000 customer accounts due to the effects of this fierce competition, we've increased our dual fuel accounts by more than 30,000.

Our total number of dual fuel accounts now stands at 1,126,920. This represents an increase of products per customer from 1.25 in June 2006.

Competition for major customers in the industrial and commercial segment has been similarly intense. We maintained our gas market share across all regions through good retention, strong acquisitions and growing our customer base, but were forced to reduce our margins for most of the retention volumes that were recontracted. Electricity markets have been equally challenging. As prices for wholesale energy have dramatically risen, customers have experienced considerable increases in their electricity supply costs.

We're revising our sales-engagement model to provide better levels of customer service and pinpoint directions for business development. This will give us the competitive advantage of having a clearer 'whole of customer' view, thanks to superior customer account planning and focused project-development activities.

Queensland entry

In addition to our transformation program, we entered the Queensland retail market by successfully acquiring the Sun Gas and Powerdirect businesses from the Queensland Government. Powerdirect delivered AGL an additional 473,000 residential, small-to-medium enterprise (SME), and industrial and commercial electricity customers. Sun Gas added approximately 70,800 residential and industrial and commercial gas customers. Powerdirect residential customers consume more electricity per household on average than other states and, when combined with the Sun Gas acquisition, provides AGL the platform to offer dual-fuel capabilities in Australia's fastest-growing market. These acquisitions are consistent with our 'four corners' strategy and will cement AGL's position as the energy retailer of choice in Australia.

Retail regulation

During the year, regulated energy prices were varied in line with existing multi-year price agreements in South Australia (for electricity), New South Wales (for gas) and Victoria (for both gas and electricity). AGL continues to actively support the development of a consistent, efficient national regulatory framework for Australia's energy markets, which would reduce the regulatory burden and provide retailers with the opportunity to deliver more effective and consistent service to customers regardless of their home state. The national framework is now scheduled to be implemented by 1 July 2008.

^Includes 100% of joint ventures

**Australian Electricity Market Competitive Intensity Index*, Datamonitor, September 2006

AGL's Customer Service call centres have continued to perform in 2006/2007. As well as handling 3.7 million calls, we worked hard to achieve a 20% improvement in call quality performance.




AGL Fuji/A



As population grows, demand for power grows. We're planting our generation seeds today so we'll have more to harvest tomorrow.

Every day, AGL is engaged in a fine balancing act between 'upstream' and 'downstream' concerns. As our customer numbers increase, naturally we also want to increase our ability to reliably supply those customers via our gas and power generation portfolios. Maintaining an even balance of our trading portfolios, power generating assets and upstream gas interests, with that of our retail load and our major customers who include a number of Australia's largest energy consumers is a key deliverable.











Our upstream business comprises focused electricity procurement, generation operations and generation development projects. These are: Gas Development, involved in upstream gas developments; Wholesale Gas, purchasing gas supplies for AGL's retail business and wholesale customers; and Energy Services, managing small-scale renewable power generation.

We also focus on the needs of our major industrial and commercial customers, to make sure the base of our vertically-integrated model is secure and continues to grow. We go beyond the straight sale of energy by providing technical expertise and advice on energy efficiency to help these customers more effectively manage their energy usage and give them the best solutions for their large-scale power needs.

Merchant Power
By continuing to manage AGL's upstream assets better, Merchant Power has a central role in managing wholesale market risk, ensuring that optimum margins can be passed on to shareholders. This year, our upstream activity has taken on an unmistakable shade of green:

- Construction commenced on South Australia's 95 megawatt (MW) Hallett Wind Farm (see inset) and Victoria's 140 MW Bogong Hydro development. Bogong will be the largest hydroelectric plant constructed on the mainland in 20 years.

- Through an agreement with TRUenergy, AGL has divested the 180 MW Hallett Power Station and acquired the 1,280 MW gas-fired Torrens Island Power Station in Adelaide. Torrens Island, being a flexible, low-emission plant, provides us with a significant capability to manage the volatility of the wholesale electricity market.

AGL's diverse generation portfolio, spread across traditional thermal generation (gas and coal) as well as renewable sources (including hydro, wind, landfill gas and biogas), has reduced our greenhouse gas burden and will add value in the carbon-conscious times ahead.

Gas Development
Three key acquisitions during the past year have bolstered the diversity of AGL's wholesale gas portfolio:

- A 50% interest in Queensland's Moranbah Gas Project for $93 million. Moranbah was Australia's largest coal-seam methane (CSM) producer in 2006/2007, located in the heart of the expanding Gladstone/Townsville energy corridor.
- A 27.6% shareholding in Queensland Gas Company (QGC) for $327 million, as well as a sale agreement to purchase up to 740 petajoules (PJ) of gas over the next 20 years.
- A 35% shareholding in CSM Energy for $3 million. CSM Energy is a company engaged in coal-mine methane extraction and commercialisation, providing entry into a fast-growing segment of an industry facing tighter environmental restrictions.

AGL continues to build its understanding, skills and technical competence in the CSM sector thanks to its 50% stake in New South Wales' Camden Gas Project. Camden is the first AGL-operated upstream CSM asset, and our efforts since taking over the operator role in early 2006 have led to technical breakthroughs, such as large-scale horizontal drilling and increased production.

AGL retains its oil and gas licence interests in PNG (ranging from 11.9% to 66.7%) and will continue to work with its joint venture partners to extract maximum value from the assets. New opportunities to commercialise the gas reserves, such as liquid natural gas (LNG) exports, are being investigated.

Wholesale Gas
In late 2006, AGL successfully bid for the Sun Gas business owned by Queensland's Energex Limited, with the transaction completing on 1 February 2007.

This single acquisition significantly increased AGL's presence in one of eastern Australia's fastest growing gas markets. Sun Gas consisted of approximately 70,800 commercial, industrial and retail customers in south-eastern Queensland and Victoria. As well as expanding the wholesale gas portfolio with contracts in Queensland and Victoria for supply and transport services and agreements, the natural gas within the portfolio has now increased to around 250 PJ per annum.

Energy Services
The Energy Services business has continued the successful delivery of small-scale renewable energy projects including:

- Commissioning two landfill power generation plants in Hobart and Glenorchy, and a cogeneration plant with Symex Limited.
- Acquiring the assets of Powerdirect Utility Services (PDUS) as part of the Queensland Government's retail energy sales process. Since taking ownership of the four PDUS projects on 1 March 2007 AGL has delivered better-than-forecast returns.

Energy Services is well positioned to take advantage of the increased awareness of global warming and the way businesses will need to change to minimise it and particularly the growing attractiveness of investments in clean power and the possibilities offered by carbon trading. 2008 will be a year of continued growth, thanks to a pipeline of opportunities in small-scale renewables, customer-partnered cogeneration and our sustainability consultancy activities.

AGL's Hallett Wind Farm passed a construction milestone in March 2007, with the completion of the first of 45 planned turbines. Each turbine will stand more than 80 metres high, making them the largest built in the southern hemisphere. AGL's emission-free generation portfolio is set to receive a further boost: pending Board approval, Hallett will be joined by another 71 MW wind farm at a neighbouring site, scheduled to come online in 2009.





It's all about assembling a portfolio that lines up with the corporate vision. Getting our ducks in a row, so to speak.

This year's television campaign encouraged consumers to 'bundle' their domestic utilities with ActewAGL.

Energy Investments

ActewAGL (50%)
As part of the merger of AGL's infrastructure assets with Alinta, AGL's interests in the gas and electricity networks in the ACT were transferred to Alinta. AGL's interests in ActewAGL since that time relate exclusively to the retail joint venture between AGL and Actew Corporation. The ActewAGL retail business interests involve the retailing of gas and electricity in the capital region and Nowra.

The joint venture has about 152,000 electricity and 107,000 natural gas customers. The joint venture performed extremely well during the year despite increasing competitive pressures and increasing wholesale energy costs, supported in part by a television campaign (pictured) encouraging consumers to 'bundle' their domestic utilities with ActewAGL.

AlintaAGL (33%)
AlintaAGL is a joint venture between Alinta and AGL located in Western Australia, involving two main business streams: retailing and cogeneration facilities.

The retail business operates in Perth and the surrounding region, supplying gas to over half a million residential and business customers, and more recently electricity to more than a thousand contestable business customers.

The cogeneration business has developed two 140 MW facilities at Alcoa's alumina refineries in Western Australia. A further two plants are scheduled to be built at Alcoa's Wagerup refinery (351 MW).

AGL has an option to sell its 33% or purchase the remaining 67% of AlintaAGL following certain events, one of which was a change of ownership at Alinta. Babcock & Brown triggered this option following the purchase of Alinta.

GasValpo (100%)
GasValpo is the largest regional gas distributor in Chile outside the Santiago metro area. Situated in the coastal cities of Valparaiso and Vina del Mar west of Santiago, GasValpo distributes and markets gas to approximately 42,000 residential customers and 1,000 commercial and industrial customers.

GasValpo continues to be very well positioned compared to its key competitors in mitigating supply shortages due to restrictions from Argentina.

LPG

Elgas (50%)
Elgas is the largest distributor and marketer of LPG in Australia. It also owns and operates Australia's largest underground LPG storage facility (the Sydney LPG Cavern), located at Port Botany in Sydney.

Energy sales volumes were impacted by warmer than normal weather during the year. However, profitability was maintained despite a higher gas cost. Customer growth was evident in the hot water market as climate change factors increase the attractiveness of gas as the energy source.

In 2006 the Federal Government announced a scheme to financially assist private motorists to convert cars to run on automotive LPG. This decision has given a significant boost to this market and has resulted in higher volumes supplied from the Sydney LPG Cavern.

The Directors present their report together with the Full Financial Report of AGL Energy Limited and its consolidated entities, being AGL and its controlled entities, for the year ended 30 June 2007 and the Independent Audit Report thereon.

AGL Energy Limited became the head entity of the AGL Energy Limited Group on 25 October 2006 following the completion of the transaction with Alinta Limited. AGL Energy Limited began trading on the Australian Securities Exchange on 12 October 2006.

Left to right:
Max Ould, Jerry Maycock, Mark Johnson, Paul Anthony, Carolyn Hewson, Charles Allen, Sandra Mc Phee, Graham Reaney (Absent: Bruce Phillips)

The Board of Directors

The Directors of AGL at any time during or since the end of the financial year are:

Non-executive directors

Mark Johnson

Charles Allen AO

David Craig
(resigned 9 October 2006)

Carolyn Hewson

Jerry Maycock
(appointed 9 October 2006)

Sandra McPhee
(appointed 9 October 2006)

Max Ould

Bruce Phillips
(appointed 23 August 2007)

Graham Reaney
(appointed 5 July 2006)

Executive Director

Paul Anthony

Directors' qualifications, experience, other directorships and special responsibilities

Mark Johnson LLB MBA – Chairman *Age 66*
Term: Non-executive Director and Chairman since 17 February 2006.
Independent: Yes*.
Committees: Chairman of the People and Performance, and Health, Safety and Environment Committees.
Directorships: Chairman of Macquarie Infrastructure Group (commenced as a Director in 1996). Mark is also Chairman of the Australian Strategic Policy Institute and Chairman of the APEC Business Advisory Council.
Experience: Previously non-executive Deputy Chairman of Macquarie Bank Limited (commenced as a Director in 1987 and retired on 19 July 2007), a Director of Pioneer



International, Sydney Futures Exchange, the Victor Chang Cardiac Research Institute and Chairman of The Australian Gas Light Company (commenced as a Director in 1988 and retired on 25 October 2006).

Charles Allen AO MA MSc
Age 71
Term: Non-executive Director since 17 February 2006.
Independent: Yes*.
Committees: Member of the Audit and Risk Management, and Health, Safety and Environment Committees.
Directorships: Chairman of Air Liquide Australia Limited (commenced as a Director in April 1998) and Chairman of Florey Neuroscience Institutes (commenced as a Director in July 2007).
Experience: Retired as Managing Director of Woodside Petroleum Limited in 1996. Within the last three years he was a Director and Chairman of National Australia Bank Limited (commenced as a Director in 1992 and retired in 2004), a Director of Amcor Limited (commenced in 1996 and retired in October 2005), Earthwatch Australia and of The Australian Gas Light Company (commenced in 1996 and retired on 25 October 2006).

Paul Anthony – Managing Director *Age 51*
Term: Managing Director since 23 May 2006.
Independent: No.
Committees: Member of the Health, Safety and Environment Committee.
Directorships: Nil.
Experience: Paul is the Managing Director and Chief Executive Officer of AGL. His career as an executive has been with energy and resources companies in several countries. He has had extensive experience in business start-ups, turnarounds, IPOs, mergers & acquisitions and high growth targets in the public and private equity sector. Paul has operated in managing director, chief executive officer, executive chair and non-executive director positions within the energy sector internationally and has a deep knowledge base of deregulated electricity and gas markets.

Carolyn Hewson BEc (Hons) MA *Age 52*
Term: Non-executive Director since 17 February 2006.
Independent: Yes*.
Committees: Member of the Audit and Risk Management, and Health, Safety and Environment Committees.
Directorships: Director of Westpac Banking Corporation (commenced in 2003).
Experience: Community involvement includes board or advisory roles with the YWCA New South Wales, the Royal Humane Society of New South Wales and The Australian Charities Fund. Within the last three years she was a Director of CSR Limited (commenced in 1995 and retired in July 2005), The Australian Gas Light Company (commenced in 1996 and retired on 25 October 2006) and also a member of the Economic Development Board (South Australia).

Jerry Maycock BEng (Mech) (Hons) *Age 55*
Term: Non-executive Director since 9 October 2006.
Independent: Yes*.
Committees: Member of the Audit and Risk Management, and Health, Safety and Environment Committees.
Directorships: Appointed as Executive Director of CSR Limited on 13 February 2007 and as Managing Director on 1 April 2007.
Experience: Extensive experience in manufacturing



businesses. For three years, he led the successful restructure and growth of Hastie Group Limited, the last two years as Managing Director (commenced as a Director in 2005 and retired in February 2007).

Max Ould BEc *Age 60*
Term: Non-executive Director since 17 February 2006.
Independent: Yes*.
Committees: Member of the People and Performance, and Health, Safety and Environment Committees.
Directorships: Chairman of Goodman Fielder Limited (commenced as a Director in 2005 and appointed Chairman in September 2006). Director of Pacific Brands Limited (commenced in 2004) and Foster's Group Limited (commenced in 2004).
Experience: Previously he was Managing Director of National Foods Limited and a Director of The Australian Gas Light Company (commenced in 2004 and retired on 25 October 2006).

Sandra McPhee Dip Ed, FAICD *Age 61*
Term: Non-executive Director since 9 October 2006.
Independent: Yes*.
Committees: Member of the People and Performance and Health, Safety and Environment Committees.
Directorships: Non-executive Director of Coles Group Limited (commenced in 2003) and Perpetual Limited (commenced in 2004). She is also a Director of Australia Post, the Art Gallery of New South Wales and St Vincent's & Mater Health Sydney Limited.
Experience: Previous appointments include Deputy Chair South Australian Water Corporation, and a Director of Primelife Corporation Limited (commenced in 2003 and retired in 2005), CARE Australia and Tourism Council Australia Limited. She has extensive experience as a non-executive director and as a senior executive in international consumer facing industries including retail, tourism and aviation, most recently with Qantas Airways Limited.

Bruce Phillips BSc (Hons) *Age 52*
Term: Non-executive Director since 23 August 2007.
Independent: Yes*.
Committees: Member of the Health, Safety and Environment Committee.
Directorships: Managing Director of Australian Worldwide Exploration Limited (AWE) (commenced in 1997 and retired on 31 August 2007).
Experience: Previously Business Development Manager of Command Petroleum and Consulting Energy Advisor to Prudential-Bache Securities. He is an executive with over 30 years of technical, financial and management experience in the upstream sector of the petroleum industry. He founded AWE, was chief technical advisor to Petroleum Securities Australia Limited and was sole petroleum advisor to News Corporation Limited.

Graham Reaney BCom CPA *Age 64*
Term: Non-executive Director since 5 July 2006.
Independent: Yes*.
Committees: Chairman of the Audit and Risk Management Committee, member of the People and Performance, and Health, Safety and Environment Committees.
Directorships: Chairman of PMP Limited (commenced as a Director in 2002) and a Director of St George Bank Limited (commenced in 1996).
Experience: Previous appointments include Director of So Natural Foods Australia Limited (commenced in 2001 and retired in October 2006) and a Director of The Australian Gas Light Company (commenced in 1988 and retired on 25 October 2006). He retired as Managing Director of National Foods Limited in 1996, prior to which time he was Managing Director of IEL.

Directors' Interests.

The relevant interest of each Director in the share capital of the companies within the consolidated entity, as notified by the Directors to the ASX in accordance with Section 205G of the Corporations Act 2001, at the date of this report is as follows:

Mark Johnson	210,068
Charles Allen AO	82,881
Paul Anthony	309,230
Carolyn Hewson	52,899
Jerry Maycock	16,381
Sandra McPhee	3,200
Max Ould	17,944
Bruce Phillips	Nil
Graham Reaney	92,906

Company Secretary

Paul McWilliams was appointed Company Secretary on 25 August 2006, upon the resignation of Jane McAloon. His educational qualifications include Bachelor of Arts (Accounting) from the University of South Australia and Master of Applied Finance from Macquarie University. He is a member of the Institute of Chartered Accountants of Australia. He has more than 30 years experience across a variety of roles in the Australian Public Service, chartered accounting and listed public companies.

Directors' Meetings

The number of Directors' meetings (including meetings of committees of Directors) and number of meetings attended by each of the Directors of AGL Energy Limited during the financial year follow on page 11.

* The Board has specifically considered the independence of all non-executive directors. The Board has determined that each non-executive Director, including all those whose tenure exceeds ten years (which includes time as a Director of The Australian Gas Light Company), remains independent. In forming these views, the Board had regard to the conduct of Directors in Board meetings as well as discussions with Directors regarding their independence.

Director's Name	Regular Board Meetings A	B	Special Board Meetings A	B	Audit and Risk Management Committee A	B	People and Performance Committee A	B	Health, Safety and Environment Committee A	B
Mark Johnson	6	7	19	20			2	3	1	2
Charles Allen AO	7	7	17	20	3	4			2	2
Paul Anthony	7	7	18	20					2	2
David Craig (to 9 October 2006)	3	3								
Carolyn Hewson	7	7	20	20	4	4			2	2
Jerry Maycock (from 9 October 2006)	4	4	18	20	3	4			2	2
Sandra McPhee (from 9 October 2006)	4	4	20	20			3	3	2	2
Max Ould	6	7	19	20			3	3	1	2
Graham Reaney* (from 5 July 2006)	7	7	18	20	4	4	3	3	2	2

A – number of meetings attended
B – number of meetings held during the time the Director held office during the year

In addition to the above selected meetings, Directors throughout the year participated in informal meetings and telephone conferences. AGL makes extensive use of email between meetings to keep Directors informed of current developments; to provide relevant background and industry information; to dispose of routine matters and allow formal Board meetings to concentrate on more important matters. An extended strategy session is held at least once a year. Periodically, Directors meet informally outside AGL to discuss matters of interest and travel to visit assets, operations or locations of particular relevance to AGL.

* Graham Reaney was a Director of The Australian Gas Light Company from 1988 but was only appointed to the AGL Energy Limited Board on 5 July 2006.

Review and Results of Operations

The consolidated profit for the year after income tax attributable to shareholders was $410.5 million (2005/2006 $45.6 million). A review of the operations and of the results of those operations of the consolidated entity during the financial year are contained on pages 2 to 6 of this Annual Report.

State of Affairs

AGL Energy Limited was a controlled entity of The Australian Gas Light Company (old AGL) until 25 October 2006. AGL Energy Limited demerged from old AGL as a consequence of the approval by old AGL shareholders of the old AGL Scheme of Arrangement at a meeting held on 6 October 2006. AGL Energy Limited began trading on the Australian Securities Exchange on 12 October 2006 under the code of 'AGK'.

In the opinion of the Directors, there were no other significant changes in the state of affairs of the AGL Energy Limited consolidated entity that occurred during the financial year.

Principal Activities

- Sale of gas and electricity;
- Power generation and energy processing infrastructure;
- Development of natural gas production facilities;
- Exploration, extraction, production and sale of coal seam methane gas (CSM);
- Extraction and sale of liquid petroleum gas (LPG); and
- Extraction and sale of crude oil.

There were no significant changes to the nature of AGL's activities during the year.

Dividends

The following dividends have been paid or declared by the Directors since 30 June 2006:

Interim dividend of 9.5 cents per share (100% franked) out of profits for the period 26 October to 31 December 2006 paid on 22 March 2007.

$35.8 million

Final dividend of 26.0 cents per share (100% franked) payable on 28 September 2007.

$112.7 million

Events Subsequent to Balance Date

Apart from matters discussed elsewhere in this Annual Report, the Directors are not aware of any other matter or circumstance which has arisen since 30 June 2007 that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in the future.

Likely Developments, Strategies and Prospects

Further information about likely developments in the operations of AGL Energy Limited and its consolidated entity and the expected results of those operations in the future has not been included in this Annual Report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental Regulation

The consolidated entity's operations are subject to various Commonwealth, State and Territory environmental laws in relation to energy. This includes laws relating to exploration, extraction and production of CSM, LPG production and storage, power generation (natural gas, hydro electricity, biogas, landfill gas, bagasse and agricultural waste).

The board meets as the Health, Safety and Environment Committee in order to review the effectiveness of the entity's health, safety and environmental management program, Lifeguard. Environmental management performance is monitored on an ongoing basis by way of system audits conducted by the entity using internal and external auditors.

Power Generation
Environmental licence conditions in New South Wales, Victoria, South Australia and Queensland govern aspects of the management of generation assets.

Operational and maintenance activities were undertaken throughout Australia during the financial year and no environmental infringements were reported and no fines were levied on this part of the business during the period.

In South Australia, AGL and EPA South Australia continued discussions about noise compliance at Hallett Power Station, which was initiated in the prior year. These discussions resulted in the amendment of the EPA licence at the power station, and full compliance with revised noise limits. Hallett Power Station was sold on 2 July 2007.

At Somerton Power Station in Victoria, AGL applied for, and received, a temporary waiver associated with an annual operating cap condition of its EPA Licence under Section 30A of the Environment Protection Act 1970. The temporary waiver was granted by EPA Victoria on the basis of a projected impact on energy security of supply and community hardship brought about by extreme drought conditions which continue to impact on historically available hydroelectric generation levels in Victoria, New South Wales and Queensland. The Section 30A waiver expires in September 2007 and contains increased emissions testing and EPA reporting requirements than provided for under the original licence conditions.

Hydrocarbon Extractions (HCE)
HCE is licensed under the New South Wales Protection of the Environment Operations Act 1997. The HCE facility has exceeded its load-based air and water emissions licence limits. AGL presented a case for amendment of licence conditions to the independent Technical Review Panel run by the EPA during the year, and a further submission to this panel is planned for early in the financial year 2007/2008. AGL is also working directly with the EPA on this matter.

Coal Seam Methane Operations
The consolidated entity continues to expand its CSM exploration and production operations in New South Wales and is now involved with exploration and production operations in Queensland. The New South Wales operations are licensed under the Protection of the Environment Operations Act 1997. Although minor non-compliances with some licence conditions have been recorded at the Rosalind Park Gas Plant, no fines or penalties have been incurred. AGL continues to work closely with the EPA and the New South Wales Department of Planning on environmental management matters. In the coming financial year, the environmental protection licence will be formally reviewed.

Construction Activities
Construction activities relating to new power generation assets were undertaken at sites in Victoria and South Australia during the financial year. No environmental infringements were reported and no fines were levied on this part of the business during the period.

Proceedings on Behalf of the Company

No person has applied under Section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of AGL or intervene in any proceedings to which AGL is a party for the purpose of taking responsibility on behalf of AGL for all or any part of those proceedings. AGL was not a party to any such proceedings during the year.

Non-Audit Services

Non-audit services have been provided during the year by the external auditor, Deloitte Touche Tohmatsu. Disclosure of the details of these services can be found in the Full Financial Report.

The board has a formal policy on the provision of auditing and related services. Specifically, the external auditor is precluded from providing any services that might threaten its independence or conflict with its assurance and compliance role. Quarterly reports on the provision of auditing and related services are provided to the board through the Audit and Risk Management Committee. Directors are satisfied that the provision of $541,000 of non-audit services by the external auditor is compatible with the general standard of independence for auditors.

The policy and procedures in place, and the review by the Audit and Risk Management Committee, enable Directors to conclude that non-audit services provided did not compromise the external auditor's independence requirements of the Corporations Act 2001. There is also in place an agreed rotation policy for the senior auditor of Deloitte Touche Tohmatsu. The external auditor annually provides a letter to the Company Secretary on its independence within the meaning of relevant legislation and professional standards. No officers of AGL were partners or directors of Deloitte Touche Tohmatsu during this reporting period.

Indemnification and Insurance of Directors and Officers

AGL's Constitution indemnifies, to the extent permitted by law, officers of the consolidated entity when acting in their capacity in respect of:

- liability to third parties (other than related entities) when acting in good faith; and
- costs and expenses of successfully defending legal proceedings and ancillary matters.

The Directors named earlier in this report and the Company Secretary, Paul McWilliams, have the benefit of the indemnity, together with any other person who makes, or participates in making decisions that affect the whole, or a substantial part of the business of AGL or has the capacity to affect significantly AGL's financial standing.

During the year AGL paid a premium in respect of a contract insuring all Directors of AGL as listed earlier, all Directors of related bodies corporate of AGL, secretaries and other officers of the consolidated entity against liabilities incurred in their capacity as Director or officer, as the case may be, of the consolidated entity or any entity forming part of the consolidated entity.

A further premium was paid in respect of a contract insuring all Directors and officers of AGL regarding the prospectus issued for the institutional placement of 56,550,000 new shares in the Company in February 2007.

AGL also paid a seven year 'run-off' premium in respect of the Directors of The Australian Gas Light Company as at 25 October 2006, some of whom are now Directors of AGL. The run-off policy insures all Directors and officers of The Australian Gas Light Company as at 25 October 2006 against liabilities incurred in their capacity as Directors and officers of that company for which a claim may be made over the next seven years.

The contracts prohibit disclosure of the nature of the liabilities and the amount of premium paid and the Corporations Act 2001 does not require disclosure of the information.

Auditor's Declaration

A copy of the external auditor's declaration under Section 307C of the Corporations Act 2001 in relation to the audit for the financial year is on page 93 of this Annual Report.

Rounding

The company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the Financial Report and the Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

Remuneration Report

Introduction

This is the first remuneration report for AGL Energy Limited and its consolidated entities. AGL has undergone a year of significant change, as is highlighted elsewhere in this Annual Report. The year was marked by the completion of the Alinta transaction, which was a primary strategic focus for key management personnel (KMP). At the same time KMP remained focused on delivering operational business outcomes including acquisitions and organic growth, as well as undertaking restructuring opportunities designed to unlock shareholder benefit.

The compensation strategy AGL had in place during this unique period has served it well in maintaining and motivating employees. The balance of fixed and variable remuneration components has meant that the incentive arrangements could be leveraged to focus attention on the various priorities.

The board has been refining AGL's compensation practices over the year in order to attract and retain our best people, as well as maintaining a performance culture. The board also intends to continue reviewing practices over the coming year to align further our executive compensation with the generation of long-term shareholder value.

A detailed report covering the relevant requirements of the Corporations Act 2001 and AASB 124 Related Party Disclosures follows.

The Audit Report of the Full Financial Report contains confirmation that the compensation disclosures that are contained within this Remuneration Report comply with paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 Related Party Disclosures.

Compensation policy

The People and Performance Committee of the board is responsible for reviewing the compensation strategy and compensation arrangements for KMP. It makes recommendations to the board on these matters. The committee has access to independent external advisers as required.

Note the term Key Management Personnel (KMP) refers to:

- non-executive directors;
- executive Directors (the Managing Director who is the Chief Executive Officer);
- senior leadership executives; and
- the five highest remunerated executives in AGL and its consolidated entities.

The purpose of the People and Performance Committee, in relation to compensation, is to ensure that appropriate compensation procedures and programs are in place to:

- Achieve clear alignment between the needs and requirements of key stakeholder groups (ie. customers and shareholders and communities) and the objectives and values of AGL people;
- Reward AGL people for excellent performance, and keep them committed and motivated;

- Achieve compliance with relevant legislation and corporate governance principles on compensation practices and employment policies;
- Effectively overview compensation practice, including incentives, superannuation and retirement benefits, for all levels, enabling AGL to attract and retain people who create value for shareholders; and
- Make recommendations to the AGL board on matters relating to the AGL board, the Chief Executive Officer (CEO), the senior executive team and policy issues.

Further detail on the role of the People and Performance Committee can be found in the Corporate Governance section of the AGL Full Annual Report 2007.

Non-executive Directors

The structure of the compensation is a base fee plus a committee fee, where applicable, for participation by a non-executive Director in board committees. Chairing a committee attracts a higher fee rate. This structure ensures the compensation reflects the general responsibilities of individual non-executive Directors as well as the extra responsibilities and workload involved in participating in a committee. The Chairman of the board receives no extra compensation for participation in or chairing committees.

The maximum aggregate remuneration for non-executive Directors is $1.5 million per annum, which was approved by a resolution passed by The Australian Gas Light Company when it was AGL's sole shareholder on 9 December 2005. Shareholders at a general meeting must approve any increases to this amount.

Non-executive Directors' fees are determined by the board with reference to advice and data from AGL's compensation specialists and from external compensation advisers. The board takes into account this data and advice, which includes market comparison of compensation paid to non-executive Directors of companies in comparator groups across the ASX100, as well as levels of remuneration which the board considers appropriate to attract and retain suitably qualified non-executive Directors.

As the focus of the board is on the long-term strategic direction of AGL, there is no direct link between non-executive Director compensation and the short-term results of AGL.

The table on page 19 provides a breakdown of fees paid to each non-executive Director.

The fee structure for non-executive Directors is as follows:

	Base Fee ($)	Audit and Risk Management Committee Fees ($)	Other Committee Fees ($)
Chairman of Board	300,000		
Chairman of Committee	120,000	36,000	18,000
Director	120,000	24,000	12,000

Superannuation contributions, as required under the Superannuation Guarantee Charge (SGC) legislation, are also provided for non-executive Directors. These are deducted from the level of compensation set and included as part of their total compensation under the approved maximum aggregate fee pool. Consistent with Choice of Fund legislation, non-executive Directors' SGC contributions are made to a complying superannuation fund of their choice.

Non-executive Directors are encouraged to have at least 20% of their base fees (after SGC contributions) allocated to the purchase of AGL shares. AGL shares are acquired under the AGL Share Purchase Plan. The trustee acquires these shares on market at market price during identified trading windows.

No options have been granted over any securities or interests of AGL or the consolidated entity.

The board has a process of review of individual Board members and sub-committees of the board by the Chairman and their peers, consistent with the ASX Corporate Governance Principles on Board accountability. This process is also part of the strategic overview of non-executive Directors addressed under the Charter of the People and Performance Committee.

CEO and senior executive team

The compensation of the CEO and senior executives is delivered through a combination of fixed compensation and short and long-term incentives. The target level of these components for individual roles is determined by comparison with market compensation practice and this enables AGL to attract and retain key people in critical roles.

External advisors provide the market data and comparators as well as commentary which ensure compensation is established in a rigorous manner. The comparators selected are organisations of comparable business complexity, as well as general market comparisons based on functional job requirements.

Compensation elements

The total compensation of senior executives has three elements:

- Total Fixed Remuneration (TFR) is the amount of non-variable compensation specified in an employee's contract of employment. Superannuation contributions are deducted from the employee's TFR. The cost (including any component for Fringe Benefits Tax) for other items such as laptop computers or novated vehicle lease payments is also deducted. The amount of TFR is established with reference to compensation market research, considering the scope and nature of the role and the individual senior executive's performance and experience. Fixed compensation represents pay for 'doing the job' reflecting AGL's strategy in terms of desired market position.
- Short-Term Incentive (STI) payments are awarded based on the achievement of individual performance targets which are set at the commencement of the financial year. These targets are aimed at focusing senior executives on achieving AGL's tactical objectives as well as reaching divisional performance targets and objectives linked to the individual's role. They therefore align individual performance and business outcomes, and provide

transparent linkages between rewards and the individual's performance. STI can vary annually based on individual performance against the specified targets. The STI can be paid in cash, or at the individual's election, salary sacrificed and taken either as equity or as a contribution to the employee's superannuation fund.

- Long-Term Incentive (LTI) payments are delivered through the granting of share performance rights in accordance with the terms of the Long-Term Incentive Plan (LTIP) details of which are provided on this page. The LTIP is positioned to align the interests of shareholders and senior executives. The focus of the LTI performance metric is the creation of long-term shareholder value.

The balance between fixed and variable compensation is kept under review for market relevance and competitiveness.

The incentive elements may be made to reward performance achieved, to encourage better future performance or for retention purposes.

During the year the board, after obtaining external advice, endorsed the development of a new variable remuneration structure which differentiated the compensation mix of fixed and variable levels based on the executive's capacity in their role to influence bottom line results. These new principles have been applied to new executive appointments. Any necessary rebalancing of the remuneration mix of other executives will be implemented following the next compensation review.

The relative proportions of the compensation mix between fixed and variable/at risk increases with the level of responsibility and/or criticality of role. In respect of the 2006/2007 financial year, the typical maximum compensation mix within the senior roles in AGL was as follows:

	Maximum percentage of total target compensation		
	TFR	STI	LTI
Chief Executive Officer	22.7%	27.3%[1]	50%[1]
Group General Managers	50%	30%	20%
Chief Financial Officer/Head of Group Business Development	60%	20%	20%
Other Senior Executives	75%	15%	10%

[1]Percentages are based on stretch outcomes.

The weighting for variable pay is utilised to drive requirements for increased opportunities as well as AGL's 'pay for performance' approach to compensation.

Performance Linkage

(a) Short-Term Incentive

To be eligible to receive a STI each executive must demonstrate AGL's values and perform satisfactorily in their role. This is confirmed through annual assessment using the AGL Performance Planning and Review Process.

The actual level of STI paid for each individual is determined at the end of the financial year by assessment of that individual's performance against key-value drivers of the business, which include financial, strategic, risk management and leadership outcomes. These measures are identified and agreed at the beginning of the financial year and included on a dashboard for each individual. The dashboard is capable of measurement which is undertaken against relevant criteria for each key-value driver. It also identifies how performance will be measured at threshold, target and stretch points. No STI is payable for any component where the threshold level has not been reached.

The use of the dashboard assists in focusing executives on achieving AGL's tactical objectives as well as reaching divisional targets and objectives linked to the individual's role, and provides a robust link between AGL and individual performance and STI payments.

The maximum STI payment varies between 20% and 60% of TFR for senior executives and 120% of TFR for the CEO, Mr Anthony. Each individual has different weightings on their key-value drivers depending on their role within AGL. Typically the weightings may be: financial performance of business unit 50%, strategic/risk performance 30%, and leadership 20%.

(b) Long-Term Incentive

The AGL LTIP is designed to align the interests of AGL executives and the strategic goals of AGL with those of AGL shareholders. The plan, which ensures that AGL is able to attract and retain key employees, forms an integral component of AGL's compensation structure.

Under the LTIP, executives are granted Share Performance Rights (SPRs) that vest to the executive after three years, subject to the extent that the performance conditions applicable to those SPRs are met.

As AGL has been in a transitionary year, the initial grant of SPRs has a staged implementation. SPRs will vest in two equal tranches, with the first tranche to vest approximately two years after the award and the second tranche to vest 12 months later.

The applicable performance condition for the initial grant of SPRs is based on Total Shareholder Return (TSR) over a specified period, with the level of vesting dependent upon AGL's TSR performance measured against the ASX100 companies as at 26 October 2006 as follows:

AGL's TSR ranking relative to comparator group	Percentage of SPRs that vest
TSR below 50%	0%
TSR equal to 50%	50%
TSR between 51% and 74%	Progressive vesting on a straight-line basis from greater than 50% and less than 100%
TSR equal to or greater than 75%	100%

TSR performance is assessed by an independent third party provider to ensure accuracy and independence of calculation. TSR was chosen as it provides an indication of shareholder wealth creation.

The rights will vest to the extent to which the performance condition is satisfied or waived by the AGL board.

The performance conditions and comparator group applicable to future SPRs granted under the LTIP will be determined by the AGL board at the time of each grant.

The percentages for distribution to executives are determined based on market practice so as to give AGL comparability in compensation against our competitors.

The board is currently considering the terms on which future grants of SPRs may be made under the LTIP. To assist this process the board has sought external advice having regard to market practice in Australia and overseas, as well as consulting with several of AGL's institutional investors.

As foreshadowed in the last Annual Report of The Australian Gas Light Company (old AGL) and the Scheme Booklet of old AGL, rights held by plan participants under the old AGL LTIP vested following the implementation of the transaction with Alinta Limited. This recognised that employees of AGL Energy ceased their employment relationship with old AGL, the company in which the share rights were awarded.

Participants in the LTIP are restricted from entering into any derivative or other financial product in relation to the SPRs, or for the purpose of protecting the participant against an economic exposure to price movements in AGL shares.

If a plan participant ceases employment as a result of death, total and permanent disablement, redundancy, retirement or such other circumstances, the AGL board in its discretion may determine that the SPRs held by that participant will vest, subject to the satisfaction of performance conditions applicable to those SPRs.

Any SPRs that do not vest when performance conditions are applied to them will automatically lapse.

An SPR is an entitlement to one fully paid ordinary share in AGL Energy Limited. SPRs do not carry dividend or voting rights. However, SPRs will participate in bonus issues, rights issues and reconstructions and re-organisations of the capital of AGL in the same manner as AGL shares.

Under the terms of the plan the board has the discretion to vary the terms of the vesting period.

AGL financial performance

The financial performance information provided below is to meet the reporting requirements of the Corporations Act 2001.

Year ended 30 June	2007
EPS ($)[1]	1.796
Dividends (cents)[2]	35.5
Increase/decrease in adjusted share price (%)	n/a

[1]EPS excludes significant items;

[2]Dividends relate to financial years, not when they were paid.

Service agreements

Senior executives have service agreements which specify their compensation components described above. These agreements provide for their participation in the short and long-term incentive arrangements in accordance with the terms of the plans. The board can vary the terms of these plans, although such variations cannot be applied retrospectively.

Executive	Position	Contract duration	Termination notice period by AGL	Termination notice period by employee	Termination payments
Michael Fraser	Group General Manager Merchant Energy	No fixed term	6 months	6 months	Up to 78 weeks TFR
Paul Frazer	Head of Group Business Development	No fixed term	6 months	4 months	
Phil James	Group General Manager Retail Energy	No fixed term	3 months	3 months	Up to 73 Weeks TFR
Paul McWilliams	Head of Corporate Support Services & Company Secretary	No fixed term	6 months	4 months	6 months TFR
Stephen Mikkelsen	Chief Financial Officer	No fixed term	6 months	4 months	

STI are payable:

- to those employed at the end of the financial year;
- to those whose employment terminated during the financial year due to death or retirement on grounds of age or invalidity, on a pro-rata basis; and
- at the discretion of the board in other circumstances.

Details of contract duration, notice period for termination, and termination payments for senior executives are provided in the table following. Details on Mr Anthony are covered in the section commencing on this page.

The terms of the LTIP specify the circumstances in which performance rights vest on termination. These are on death, retirement on grounds of age or invalidity and, at the discretion of the board, in other circumstances, such as redundancy.

Retention provisions

The contract of the Group General Manager Merchant Energy includes provision for the payment of retention fees. The final payment under this provision will be made if he continues with AGL until 31 August 2009. A pro-rated proportion of the retention fee is payable if AGL terminates the contract before the final vesting date, except on summary dismissal.

There was a provision in the contract of the Head of Corporate Support Services & Company Secretary, for the payment of a retention fee if he remained employed with AGL until 30 June 2007. As this condition was met, payment was made in July 2007.

Terms of Mr Anthony's appointment

A new service agreement with Mr Anthony was entered into with effect from 1 September 2006 (foreshadowed previously in the old AGL Annual Report and the old AGL Scheme Booklet), which covered both his appointment as Managing Director and CEO of old AGL, but also provided for his appointment as Managing Director and CEO of AGL.

A summary of this service agreement follows.

Term

Mr Anthony's contract is open ended and his appointment as Managing Director and CEO will continue until his appointment is terminated.

AGL may terminate Mr Anthony's appointment:

(a) Without notice in the event of any act which detrimentally affects AGL such as dishonesty, fraud or serious or wilful misconduct in the discharge of Mr Anthony's duties or unremedied, persistent, wilful or material breaches of the terms of the service contract; or

(b) By giving Mr Anthony 18 months notice in writing at any time within the first two years of his appointment, or 12 months notice in writing at any time after the expiration of that two year period.

Mr Anthony may terminate his appointment:

(a) By giving AGL nine months notice in writing at any time within the first two years of his appointment, or six months notice in writing at any time after the expiration of that two year period; or

(b) By giving AGL three months notice in writing if he ceases to hold the most senior management role within AGL or ceases to report to the board, AGL ceases to be listed on the ASX (other than because of change in control), or if the scope of his responsibilities or authorities is materially diminished (fundamental change in circumstances). This right of termination must be exercised within six months after the fundamental change in circuvmstance occurs. If Mr Anthony's appointment is terminated by either AGL or Mr Anthony by giving a period of notice, then AGL may at any time before the end of the period of notice pay to Mr Anthony, in lieu of the unexpired notice period, an amount equal to that proportion of Mr Anthony's TFR at the time which corresponds to the period of notice which is foregone.

If AGL terminates Mr Anthony's appointment by giving 18 months or 12 months notice in writing as referred to above, all unvested SPRs held by Mr Anthony will immediately vest at no cost to Mr Anthony.

If Mr Anthony terminates his appointment within six months following the occurrence of a fundamental change of circumstances, then AGL will pay Mr Anthony, in addition to any other payments or benefits due to him, a termination payment equal to twice the aggregate of Mr Anthony's TFR at the time the fundamental change in circumstances occurs and the amount payable under AGL's STI for that year for on-target performance. In addition, all unvested SPRs held by Mr Anthony will immediately vest on termination at no cost to Mr Anthony.

Compensation

Mr Anthony's compensation will comprise the components set out below.

Total Fixed Remuneration

Mr Anthony's current TFR is $1.3 million per annum. During each year of the term of his appointment, the board will review Mr Anthony's TFR for the next year and determine whether to increase that amount, having regard to such matters as the board thinks fit. Under no circumstances can Mr Anthony's TFR be reduced without Mr Anthony's written consent.

Sign-on entitlement

Mr Anthony was paid a sign-on entitlement of $1.64 million in cash on 1 September 2006.

AGL Share Purchase Plan allocation

On 1 September 2006, Mr Anthony received an allocation of 307,230 AGL shares under the AGL Share Purchase Plan, which is subject to the restrictions on disposal imposed by that plan. Mr Anthony has agreed not to dispose of any AGL shares acquired in respect of this allocation for a period of two years.

Short-Term Incentive

Mr Anthony is entitled to annual STI payments based on the achievement of key performance indicators (KPIs) in accordance with AGL's STI. The board sets the KPIs on an annual basis.

The value of any STI actually provided in a year will be determined by the board having regard to the level of achievement of the KPIs.

Level of achievement of KPIs	Amount of STI
Threshold	40% of TFR
Target	60% of TFR
Stretch	120% of TFR

Any STI due to Mr Anthony will be paid in cash.

Mr Anthony's performance for his first year has been assessed by the board and a payment made at a stretch outcome.

Long-Term Incentive

Mr Anthony participates in the AGL LTIP the terms of which are summarised above under the heading Long-Term Incentive on page 15.

Immediately following the implementation of the transaction with Alinta Limited, Mr Anthony was granted, in respect of the first year of his appointment, 187,801 SPRs under the AGL LTIP which was equal to the Base SPR Quantity. For each of the next two years Mr Anthony will be entitled to receive an annual grant of SPRs under the AGL LTIP, equal to the Base SPR Quantity.

Base SPR Quantity is determined by dividing a stretch LTI target of $2.86 million, by the volume weighted average trading price (VWAP) of AGL shares over the period of ten trading days immediately before the date the grant is made.

Subject to the satisfaction of applicable performance conditions (outlined on page 15) and scaled in accordance with them, the above SPRs will vest as follows: a number of the granted SPRs having a value of $2.145 million, determined in accordance with the VWAP used at the date of their issue, will vest in each of September 2007, 2008 and 2009 with the balance vesting in 2010.

All unvested SPRs held by Mr Anthony will immediately vest if a change in control of AGL occurs.

The SPRs granted to Mr Anthony under AGL's LTIP which are referred to above will vest at no cost to Mr Anthony and, except as set out above, will be issued on the terms and conditions specified in AGL's LTIP.

The terms upon which SPRs are granted to Mr Anthony in relation to subsequent years during Mr Anthony's appointment will be determined by negotiation between Mr Anthony and the AGL board.

Restraint

Under the terms of his appointment, Mr Anthony must not, for a period of six months following termination of his appointment, be engaged or concerned in any capacity whatsoever, in any business which is similar to, or competitive with, the business of AGL or solicit or entice or attempt to solicit or entice any Director, employee or client of AGL to leave AGL, or attempt to persuade any Director, employee or client of AGL with whom Mr Anthony had dealings within the year preceding the termination of his appointment to discontinue their relationship with AGL or reduce the amount of business they do with AGL.

Share purchase participation

AGL offers its employees participation in the following share plans: the AGL Share Reward Plan, the AGL Long-Term Incentive Plan and the AGL Share Purchase Plan. The total number of employees participating in the three AGL Share Plans is 49 and the total number of shares held is 600,203.

Compensation of key management personnel

For the year ended 30 June 2007

Senior Executives	Short-Term Benefits				Post-Employment Benefits		Other Long-Term Benefits	Termination Benefits	Share-Based Payments			
Name	Cash Salary & Fees	Short-Term Incentives (a)	Non-Monetary Benefits (b)	Other Short-Term Benefits	Super-annuation	Retirement Benefits			Rights (c)	Other Share Plans (d)	Total	Value of Equity (c) as a % of Total
Paul Anthony	2,927,313	1,560,000	398,597	0	12,686	0	0	0	0	6,364,046 (l)	11,262,642	56.5
Greg Hayes (e)	144,924	0	18,734	0	41,882 (j)	0	0	2,000,000	640,844 (k)	0	2,846,384	22.5
Michael Fraser	1,220,951	406,450	0	0	135,237	0	0	0	459,939 (k)	11,291	2,233,868	21.1
Phil James	368,436	307,200	18,707	0	194,922 (j)	0	0	0	316,400 (k)	9,167	1,214,832	26.8
Jane McAloon (e)	108,734	0	13,382	0	6,565 (j)	0	0	458,000	266,498 (k)	0	853,179	31.2
Robert Casamento (f)	411,172	0	0	0	9,137	0	0	657,101	83,592 (k)	0	1,161,002	7.2
Stephen Mikkelsen (g)	581,563	168,413	0	0	10,756	0	0	0	0	24,570	785,302	3.1
Paul McWilliams	302,643	80,234	24,200	0	30,178	0	0	0	46,950 (k)	2,926	487,131	10.2
Paul Frazer (h)	212,959	103,353	0	0	104,180 (j)	0	0	0	0	0	420,492	0
Ross Gersbach (i)	520,627	0	11,629	0	21,073	0	0	467,635	244,488 (k)	0	1,265,452	19.3
Totals	**6,799,322**	**2,625,650**	**485,249**	**0**	**566,616**	**0**	**0**	**3,582,736**	**2,058,711**	**6,412,000**	**22,530,284**	

(a) Earned in respect of 2006/2007 financial year and paid in September 2007. (b) Includes the value of benefits such as cars, representational spouse travel and entertainment and Fringe Benefits Tax. (c) The amortisation of share rights issued under the LTIP recognising that they vest generally over a three-year period. (d) The fair value LTI Share Performance Rights has been calculated using a monte-carlo simulation method. (e) Ceased employment September 2006. (f) Ceased employment October 2006. (g) Commenced employment August 2006. (h) Commenced employment October 2006. (i) Ceased employment November 2006. (j) Includes salary sacrifice contributions. (k) Includes the value of vested shares issued under the LTIP on cessation of the plan following completion of the Alinta transaction. (l) Includes value of shares acquired under the AGL Share Purchase Plan.

A portion of compensation was paid by and relates to The Australian Gas Light Company up to completion of the Alinta transaction. All executives are entitled to four weeks annual leave and long service leave based on statutory entitlements.

Non-executive Directors	Short-Term Benefits			Post-Employment Benefits		Share-Based Payments		
Name	Cash Salary & Fees	Short-Term Incentives (a)	Non-Monetary Benefits (b)	Super-annuation	Retirement Benefits	Rights	Other Share Plans (a)	Total (b)
Mark Johnson	56,529	0	0	12,686	0	0	217,660	286,875
Charles Allen AO	144,114	0	0	0	0	0	0	144,114
David Craig (c)	9,540	0	0	26,007	0	0	2,089	37,636
Carolyn Hewson	69,969	0	0	56,457	0	0	15,664	142,090
Jerry Maycock	2,836	0	0	78,545	0	0	16,800	98,181
Sandra McPhee	0	0	0	90,000	0	0	0	90,000
Max Ould	9,846	0	0	100,000	0	0	20,403	130,249
Graham Reaney	27,772	0	0	100,000	0	0	38,000	165,772
Totals	**320,606**	**0**	**0**	**463,695**	**0**	**0**	**310,616**	**1,094,917**

(a) Value of fees allocated to acquire shares under the AGL Share Purchase Plan. (b) No other benefits either short-term, long-term or termination were provided to non-executive Directors. (c) Ceased as an AGL Director in October 2006.
A portion of compensation was paid by and relates to The Australian Gas Light Company up to completion of the Alinta transaction.

Compensation of key management personnel

For the year ended 30 June 2006

Senior Executives	Short-Term Benefits				Post-Employment Benefits		Other Long-Term Benefits	Termination Benefits	Share-Based Payments			
Name	Cash Salary & Fees	Short-Term Incentives (a)	Non-Monetary Benefits (b)	Other Short-Term Benefits	Super-annuation	Retirement Benefits			Rights (c)	Other Share Plans	Total	Value of Equity (c) as a % of Total
Paul Anthony	321,965	0	0	0	3,035	0	0	0	0	0	325,000	0
Greg Hayes	1,229,787	496,000	42,419	0	40,650 (d)	0	0	0	630,916	0	2,439,772	25.9
Michael Fraser	754,010	397,350	0	0	131,823	0	0	0	383,656	0	1,666,839	23.0
Phil James	354,048	292,825	24,319	0	183,477 (d)	0	0	0	235,290	0	1,089,959	21.6
Jane McAloon	640,224	245,700	33,654	0	38,220 (d)	0	0	0	198,283	0	1,156,081	17.2
Robert Casamento	301,834	0	0	0	110,675 (d)	0	0	0	52,102	0	464,611	11.2
Ross Gersbach	336,062	150,000	27,466	0	49,583	0	0	0	141,746	0	704,857	20.1
Totals	**3,937,930**	**1,581,875**	**127,858**	**0**	**557,463**	**0**	**0**	**0**	**1,641,993**	**0**	**7,847,119**	

(a) Earned in respect of 2005/2006 financial year and paid in September 2006. (b) Includes the value of benefits such as cars, representational spouse travel and entertainment and Fringe Benefits Tax. (c) The amortisation of share rights issued under the LTIP recognising that they vest generally over a three-year period. (d) Includes salary sacrifice contributions. All executives are entitled to four weeks annual leave and long service leave based on statutory entitlements.

Non-executive Directors	Short-Term Benefits			Post-Employment Benefits		Share-Based Payments		
Name	Cash Salary & Fees	Short-Term Incentives	Non-Monetary Benefits	Super-annuation	Retirement Benefits	Rights	Other Share Plans (a)	Total (b)
Mark Johnson	12,334	0	0	12,139	0	0	234,277	258,750
Charles Allen AO	126,872	0	0	11,128	0	0	0	138,000
David Craig	89,456	0	0	13,748	0	0	26,542	129,746
Carolyn Hewson	62,932	0	0	12,139	0	0	62,929	138,000
Max Ould	5,713	0	0	12,139	0	0	108,648	126,500
Graham Reaney	74,425	0	0	12,139	0	0	74,436	161,000
Totals	**371,732**	**0**	**0**	**73,431**	**0**	**0**	**506,832**	**951,995**

(a) Value of fees allocated to acquire shares under the AGL Share Purchase Plan. (b) No other benefits either short-term, long-term or termination were provided to non-executive Directors.

Details of share performance rights granted to key management personnel as part of compensation

For the year ended 30 June 2007

Name	Held at 30 June 2006	SPRs granted during the year	Grant date	Fair value per SPR at grant date (c)	Lapsed	Vested	Held at 30 June 2007
Paul Anthony	-	140,851 (a)	8 Nov 06	4.88	-	-	140,851
Paul Anthony	-	46,950 (a)	8 Nov 06	6.02	-	-	46,950
Michael Fraser	-	6,605 (b)	1 Apr 07	5.81	-	-	6,605
Michael Fraser	-	6,604 (b)	1 Apr 07	6.71	-	-	6,604
Phil James	-	5,363 (b)	1 Apr 07	5.81	-	-	5,363
Phil James	-	5,362 (b)	1 Apr 07	6.71	-	-	5,362
Stephen Mikkelsen	-	16,285 (b)	8 Nov 06	6.60	-	-	16,285
Paul McWilliams	-	1,712 (b)	1 Apr 07	5.81	-	-	1,712
Paul McWilliams	-	1,711 (b)	1 Apr 07	6.71	-	-	1,711
Paul Frazer	-	-	-	-	-	-	-

(a) SPRs will vest at no cost to Mr Anthony. Providing performance conditions are satisfied, 140,851 SPRs will vest on 1 September 2007 and 46,950 SPRs will vest on 1 September 2008.
(b) SPRs will vest at no cost to the recipient. Providing performance conditions are satisfied, 13,680 SPRs will vest on 1 September 2008 and 29,962 SPRs will vest on 1 September 2009.
(c) Fair value of SPRs granted is measured using the monte carlo simulation method. (d) The above table only includes SPRs granted to key management personnel under the AGL Energy Long-Term Incentive Plan. Details of movements in share rights held by key management personnel under the Long-Term Incentive Plan of the Australian Gas Light Company have not been included.

This Directors' Report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board this 14th day of September 2007.

Mark Johnson
Chairman

A. AGL's approach to Corporate Governance

Compliance with the Best Practice Recommendations of the ASX Corporate Governance Council (ASXCGC)

The AGL board (the board) considers that AGL complies with the Australian Securities Exchange (ASX) 'Corporate Governance Council, Principles of Good Corporate Governance and Best Practice Recommendations' of March 2003. This statement provides details of AGL's compliance with the Best Practice Recommendations. It addresses each principle and describes AGL's response.

ASX Corporate Governance Council Best Practice Recommendations

1	Lay solid foundations for management and oversight
2	Structure the board to add value
3	Promote ethical and responsible decision making
4	Safeguard integrity in financial reporting
5	Make timely and balanced disclosure
6	Respect the rights of shareholders
7	Recognise and manage risk
8	Encourage enhanced performance
9	Remunerate fairly and responsibly
10	Recognise the legitimate interests of stakeholders

Principles

1. LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT
2. STRUCTURE THE BOARD TO ADD VALUE
8. ENCOURAGE ENHANCED PERFORMANCE

B. Board of Directors

B1. Membership and expertise of the board

The board comprises eight non-executive Directors and one executive Director. The Managing Director is the executive director and Chief Executive of AGL. The board's size and composition is subject to limits imposed by AGL's Constitution which provides for a minimum of three directors and a maximum of ten.

The Directors of AGL at any time during the financial year, or since, are listed with a brief description of their qualifications, experience and special responsibilities on page 8 of this Annual Report.

ASXCGC's Best Practice Recommendation 2.1

The board met seven times during the year. Directors' attendances are set out on page 11 of this Annual Report. The board also held 20 special board meetings during the year to consider matters relating to the acquisition of Powerdirect and the, ultimately unsuccessful, proposal to merge with Origin Energy Limited.

B2. Board responsibilities

The board's responsibilities are set out in a formal Charter published on AGL's website. The major powers the board has reserved to itself are:

- Review and approve the strategic direction of AGL with management and monitor management's implementation of that strategy;
- Monitor financial outcomes and the integrity of reporting, and in particular, approve annual budgets and longer-term strategic and business plans;
- Set specific limits of authority for management to commit to new expenditure, enter contracts or acquire businesses;
- Monitor the effectiveness of AGL's audit, risk management and compliance systems that are in place to protect AGL's assets and to minimise the possibility of AGL operating beyond legal requirements or beyond acceptable risk parameters;
- Monitor compliance with regulatory requirements (including continuous disclosure) and ethical standards, including reviewing and ratifying codes of conduct and compliance systems;
- Select and appoint (and, if appropriate, remove from office) the CEO, determine conditions of service and monitor performance against established objectives;
- Ratify the appointment (and, if appropriate, the removal from office) of the Chief Financial Officer (CFO) and the Company Secretary;
- Approve conditions of service and performance monitoring procedures to apply to senior management;
- Regularly review senior management succession planning and development; and
- Provide effective and timely reporting to shareholders.

ASXCGC's Best Practice Recommendation 1.1

B3. New Directors

The board issues a formal letter of appointment for new Directors setting out the key terms and conditions relevant to that appointment, and the expectations of the role of Director. New Directors also receive an induction pack which provides key details about AGL and they receive briefings from AGL management across all aspects of the business.

ASXCGC's Best Practice Recommendation 1.1

B4. Selection and role of the Chairman

The Chairman is selected by the board. The roles of Chairman and CEO are not exercised by the same individual.

The Chairman must ensure that General Meetings are conducted efficiently, and that shareholders have adequate opportunity to air their views and obtain answers to their queries.

Among the Chairman's other responsibilities are to:

- See that new board members are well briefed and have access to information on all aspects of AGL's operations;

- Be the board's representative in dealings with management ensuring that its views are communicated clearly and accurately;
- Act as the primary counsellor to the CEO; and
- Represent the views of the board externally on appropriate occasions.

ASXCGC's Best Practice Recommendation, 2.3, 8.1

B.5 Delegation to the CEO

The board delegates to the CEO responsibility for implementing the strategic direction and for managing the day-to-day operations of AGL. There are clear lines of communication established between the Chairman and the CEO to ensure that the responsibilities and accountabilities of each are clearly understood.

The CEO has a formal service contract setting out duties, responsibilities, rights, conditions of service and termination entitlements.

The CEO has personal performance objectives as well as objectives related to business units and AGL as a whole. Performance is assessed against those objectives on an annual basis, or more frequently if that is indicated.

The assessment and monitoring of the CEO is handled by the Chairman with the assistance of the People and Performance Committee. The Committee makes an initial assessment and recommendation to the board. After discussion the Chairman communicates the board's views to the CEO.

ASXCGC's Best Practice Recommendation 1.1

B6. Director independence

The board has specifically considered the independence of all non-executive Directors. The board has determined that each non-executive Director remains independent. In forming this view the board had regard to the conduct of Directors in board meetings as well as discussions with Directors regarding their independence.

No Director has received or become entitled to receive a benefit because of a contract between any company in the AGL Group and the Director, or a firm in which the Director is a substantial member, or an entity in which the Director has a substantial financial interest, other than:

- In the case of non-executive Directors, remuneration is disclosed on page 19 of this Annual Report which includes participation in the shareholder approved AGL Share Purchase Plan; and
- In the case of the CEO, a contract of employment including entitlements under the Long-Term Incentive Plan.

ASXCGC's Best Practice Recommendation 2.1, 2.2, 2.5

B7. Review of Board performance

AGL has processes in place to review the performance of the board and Directors. Each year the board devotes time to consideration of broad corporate governance matters, including the continuing relevance of existing committees and to reviewing its own and individual Directors' performances.

ASXCGC's Best Practice Recommendation 8.1

C. Board committees

The board standing committees of its members include:

- Audit and Risk Management Committee;
- People and Performance Committee; and
- Health, Safety and Environment Committee.

ASXCGC's Best Practice Recommendation 1.1, 2.4, 4.2, 9.2

C1. Audit and Risk Management Committee

The Audit and Risk Management Committee comprises four non-executive Directors, all with appropriate and relevant financial experience. They are Graham Reaney (Chairman), Charles Allen, Carolyn Hewson and Jerry Maycock. Their qualifications are disclosed on pages 9 & 10 of this Annual Report.

The Committee has a formal Charter that has been reviewed by the board. This Charter is available on AGL's website.

The CEO, CFO, Company Secretary and the external auditor attended Committee meetings at the discretion of the Committee. The Committee meets privately with the external auditor on general matters concerning the external audit, and other related matters, including when considering the half-year and full-year financial reports.

The Company Secretary is the secretary to the Committee.

The Chairman of the Committee reports to the board on the Committee's conclusions and recommendations.

The primary function of the Audit and Risk Management Committee is to assist the board of Directors in fulfilling its responsibilities to shareholders by:

- Monitoring the integrity of financial reporting;
- Monitoring and reviewing the effectiveness of Group Audit;
- Overseeing and recommending to the board matters in relation to the external auditor;
- Monitoring and reviewing the external auditor's qualifications, performance and independence;
- Maintaining and overseeing a sound system of internal controls based on the adoption by the board of a risk-based approach to the identification, evaluation and management of risks that are significant to the fulfilment of AGL's business objectives; and
- Reviewing AGL's internal controls.

ASXCGC's Best Practice Recommendation 4.2, 4.3, 4.4, 4.5, 7.1

C2. People and Performance Committee

The board has established a People and Performance Committee comprising four non-executive Directors, Mark Johnson (Chairman), Graham Reaney, Sandra McPhee and Max Ould. The Committee has a formal Charter that is reviewed regularly. A copy of that Charter is available on AGL's website.

The purpose of the Committee is to review and ratify remuneration and people policies, procedures and programs designed to:

- Meet long-term people needs through effective talent management and succession planning;
- Achieve clear alignment between the needs and requirements of key stakeholder groups (ie, customers, shareholders and communities) and the objectives and values of AGL people;
- Reward AGL people for excellent performance, and keep them committed and motivated;
- Encourage teamwork and shared learning;
- Foster the growth of AGL people to enable them to reach their full potential through performance management, development and training;
- Achieve compliance with relevant legislation and corporate governance principles on remuneration practices and employment policies; and
- Effectively overview remuneration practice, including incentives, superannuation and retirement benefits, for people at all levels, enabling AGL to attract and retain people who create value for shareholders.

The Committee is responsible for making recommendations to the board as follows:

Recommendations to the board relating to board matters

- Reviewing strategic issues and commercial changes that impact AGL and the energy sector to determine the most appropriate structure, size, composition and tenure of the board;
- Maintaining a healthy balance of skills, knowledge and experience across the board by recommending new appointments and ongoing development for Directors;
- Determining board performance assessment criteria and assessing performance;
- Rewarding Directors responsibly and fairly for their individual contributions to enhancing AGL's performance;
- Recommending the appointment and removal of Directors for the consideration of a General Meeting of shareholders;
- The time required to be committed to AGL business by non-executive Directors; and
- Recommending in relation to board succession, planning and Director remuneration policy.

Recommendations to the board relating to the CEO

- Setting and reviewing performance objectives for the CEO and evaluating his contribution and effectiveness;
- Rewarding the CEO responsibly and fairly for his contribution to enhancing AGL's performance; and
- The recruitment, retention and termination policies and procedures for the CEO.

Recommendations to the board relating to the Senior Executive Team

- Reviewing the CEO's recommendations on senior executive remuneration and reward, and on succession plans for key senior positions within AGL;
- Maintaining a balance of skills, knowledge and experience across the senior executive team, through reviewing recommended structures, new appointments and assessing ongoing leadership development; and
- The recruitment, retention and termination policies and procedures for members of the senior executive team.

Recommendations to the board on AGL philosophy and policy issues

- Providing counsel and guidance to the business in relation to talent, succession planning and performance management; and
- Monitoring remuneration policies and practices to ensure that they enable AGL to attract and retain people who create value for shareholders and who uphold and develop the culture of AGL.

The Committee met three times during the year. Directors' attendances are set out on page 11 of this Annual Report.

ASXCGC's Best Practice Recommendation 2.4, 2.5, 8.1, 9.2, 9.5

C.3 Health, Safety and Environment Committee

The board meets as the Health, Safety and Environment Committee in order to review the adequacy and effectiveness of AGL's health, safety and environmental management systems. The Chairman of the board is the Committee's Chairman. The Committee meets at least twice a year, with additional meetings scheduled on an 'as needs' basis. The Committee has its own formal Charter.

The primary function of the Health, Safety and Environment (HSE) Committee is to set and review the implementation of AGL's HSE strategy including:

- Monitoring and reviewing AGL's commitment to the health and safety of its people;
- Reviewing AGL's environmental priorities and commitments, including its greenhouse gas strategy; and
- Integration of these priorities within AGL's corporate strategy, risk management framework, and people and culture priorities.

To achieve this, the Committee is responsible for:

Health and safety management systems

- Reviewing and monitoring the effectiveness of AGL's HSE management system, including the adequacy of processes for identifying, assessing and avoiding HSE risk;
- Monitoring HSE performance, including lead and lag indicators with a view to providing a desirable outcome for shareholders, customers, employees and the community;
- Monitoring AGL's compliance with relevant HSE legislation and its HSE Policy;
- Reviewing extreme and very high HSE risks and issues, and action plans put in place to reduce risk and prevent future incidents;
- Reviewing AGL's health and safety initiatives and programs, and their success; and
- Considering reports submitted by management on health and safety performance and issues.

Environment

- Reviewing AGL's environmental principles and policies.
- Reviewing AGL's environmental and greenhouse gas footprint and tracking performance indicator trends.
- Reviewing priority goals and targets and monitoring implementation, and
- Considering reports submitted by management on environmental performance and issues.

The Committee met two times during the year. Director's attendances are set out on page 11 of this Annual Report.

Principle

3. PROMOTE ETHICAL AND RESPONSIBLE DECISION MAKING

D. Ethical and responsible decision making

AGL is committed to conducting all its business ethically and responsibly.

D1. AGL code of conduct

AGL has a Code of Conduct that applies to Directors as well as to employees. It is also part of the induction pack for new Directors. New employees are required to confirm they have reviewed and are aware of AGL's Code of Conduct.

The Code provides a mechanism to enable employees to report breaches of the Code without any fear of retribution.

AGL has a commitment to diversity and has a policy on this issue. AGL has also initiated a Diversity Support Line.

The Code of Conduct is available on AGL's website.

ASXCGC's Best Practice Recommendation 3.1, 3.3, 10.1

D2. Policies on share trading and conflicts of interest

AGL has a policy on share trading by Directors and senior managers as well as a policy dealing with conflicts of interest. These are available on AGL's website.

ASXCGC's Best Practice Recommendation 3.1, 3.2, 3.3

4. SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

E. Financial reporting

E1. CEO and CFO statements on financial reports

The CEO and the CFO provide detailed written undertakings to the board confirming that AGL's financial reports present a true and fair view, in all material aspects, of AGL's financial position and are in accordance with relevant accounting standards.

ASXCGC's Best Practice Recommendation 4.1

E2. Audit and Risk Management Committee

The board has established an Audit and Risk Management Committee with a formal Charter, comprising four non-executive Directors, all with appropriate financial experience. They are Graham Reaney (Chairman), Charles Allen, Carolyn Hewson and Jerry Maycock.

Their qualifications are disclosed on pages 9 and 10 of this Annual Report

ASXCGC's Best Practice Recommendation 4.2, 4.3, 4.4

E3. External auditor

AGL's external auditor is Deloitte Touche Tohmatsu. Deloitte Touche Tohmatsu was appointed in 2006.

ASXCGC's Best Practice Recommendation 4.5

Principle

5. MAKE TIMELY AND BALANCED DISCLOSURE

F. Market disclosure

F1. ASX Listing Rules disclosure

A continuous disclosure regime operates throughout AGL and is documented in AGL's Market Disclosure Policy and Market Disclosure Plan. The Policy and Plan are in place to ensure matters that a person could reasonably expect to have a material effect on the share price are announced to the ASX in a timely manner. The Market Disclosure Policy describes AGL's continuous disclosure obligations and how they are managed by AGL, as well as how AGL communicates with financial markets. It is available on AGL's website. The Policy is complemented by the Market Disclosure Plan, which gives effect to it.

ASXCGC's Best Practice Recommendation 5.1, 5.2

F2. Market Disclosure Committee

As part of its internal plans to give effect to the Market Disclosure Policy, a Market Disclosure Committee has been established. This is a senior management committee, and comprises the CEO, Company Secretary (the nominated Continuous Disclosure Officer), CFO and

Head of Investor Relations. The Continuous Disclosure Officer is the convenor. The purpose of the Committee is to help AGL achieve its objective to establish, implement and supervise a continuous disclosure system.

The Committee is responsible for ensuring that all AGL announcements are made in a timely fashion, contain material information as well as being objective and factual, and are clearly written to allow investors to assess the impact of information on their investment decisions.

ASXCGC's Best Practice Recommendation 5.1, 5.2

F3. Accountability
The Company Secretary, as the nominated Continuous Disclosure Officer, reports to the board on matters that were either notified or ot notified to the ASX. In the event a decision is made not to notify the ASX of a particular event or development, the reasons for not doing so are advised to the board. Directors receive copies of all announcements immediately after notification to the ASX. All ASX announcements are posted on the AGL website.

Direct reports to the CEO also confirm in writing to the board, on a quarterly basis, that matters which might need to be disclosed have been brought to the attention of the Continuous Disclosure Officer for review.

ASXCGC's Best Practice Recommendation 5.1, 5.2

F4. Financial markets and media communications
AGL has established a policy on financial market and media communications. Communication with the financial market is the responsibility of the CEO, CFO and Head of Investor Relations. Communication with the media is the responsibility of the CEO, Head of External Affairs and the Media Relations Manager. The Market Disclosure Policy covers briefings to institutional investors and stockbroking analysts, general briefings, one-on-one briefings, lackout periods, compliance and review as well as media briefings. An internal Market Disclosure Plan provides further guidance on how to give effect to the Market Disclosure Policy.

ASXCGC's Best Practice Recommendation 5.1, 5.2

Principle

6. RESPECT THE RIGHTS OF SHAREHOLDERS

G. Shareholders

G1. Communication with shareholders
AGL endeavours to keep its shareholders fully informed of matters likely to be of interest to them. It does this through:

- Reports to the ASX and the media;
- Half-yearly and annual profit announcements;
- Annual financial reports;
- Webcasting of half-yearly and annual accounts presentations; and
- Webcasting of the Chairman's address to the AGM.

All the above are notified on the AGL website. Shareholders have been given the opportunity to provide their email addresses to AGL to enable them to receive without delay reports and announcements made to the ASX.

At the AGM, the Chairman will encourage questions and comments from shareholders, and seek to ensure that the Meeting is managed to give the maximum number of shareholders an opportunity to participate. In the interests of clarity, questions on operational matters may be answered by the CEO or another appropriate member of senior management. New Directors or Directors seeking re-election will also be given the opportunity to address the Meeting.

In addition, the board seeks feedback from AGL's largest institutional investors about their expectations of AGL

ASXCGC's Best Practice Recommendation 6.1

G2. External auditor's attendance at the AGM
The external auditor will attend AGL's AGM. Shareholders may submit written questions to the auditor to be considered at the AGM in relation to the conduct of the audit and the preparation and content of the Independent Audit Report by providing the questions to AGL at least five business days before the day of the AGM. Shareholders will also be given a reasonable opportunity at the AGM to ask the auditor questions relevant to the conduct of the audit, the Independent Auditor's Report, the accounting policies adopted by AGL and the independence of the auditor.

ASXCGC's Best Practice Recommendation 6.2

Principle

7. RECOGNISE AND MANAGE RISK

H. Managing risk

H1. Audit and Risk Management Committee
The board has established an Audit and Risk Management Committee, comprising four non-executive Directors, all with appropriate financial experience. They are Graham Reaney (Chairman), Charles Allen, Carolyn Hewson and Jerry Maycock. Their qualifications are disclosed on pages 9 and 10 of this Annual Report.

ASXCGC's Best Practice Recommendation 4.2

H2. Risk management policy and program
AGL has a formal enterprise-wide risk program based on Standard Australia's AS/NZS 4360:2004 (Risk Management).

This program is supported by AGL's Risk Management Policy, which has been endorsed by the board on the recommendation of the CEO and the Audit and Risk Management Committee. AGL's Risk Management Policy is available on the website.

ASXCGC's Best Practice Recommendation 7.1, 7.3

H3. Risk management roles and responsibilities
AGL's senior management monitors and oversees the continuous improvement of risk identification, assessment, treatment and reporting, including legislative compliance.

AGL's risk management function supports AGL's business units in the implementation of AGL-wide risk management framework. AGL performs regular audits of the internal systems of control and risk management compliance across the Group. These audits take account of both the nature and materiality of risk. The Audit and Risk Management Committee review quarterly risk reports and findings from internal audits conducted during the period. All outstanding audit issues are monitored through to satisfactory completion. The external auditor also reports findings on relevant risk and control issues to the Audit and Risk Management Committee and to the board.

ASXCGC's Best Practice Recommendation 7.1, 7.3

H4. Written assurances from the CEO and CFO
The CEO and the CFO have also provided the board with written assurances supplementary to their Principle 4.1 representation that:

- The integrity of the Financial Statements is founded on a sound system of risk management and internal compliance and control which, in all material respects, implements the policies adopted by the board; and
- The risk management and internal compliance and control systems of AGL and consolidated entity relating to financial reporting objectives are operating efficiently and effectively, in all material respects.

Ernst & Young were engaged to undertake a review of AGL's assurance processes supporting the Principle 7 sign offs. This was instigated by the board as part of its overall approach to safeguarding the integrity in financial reporting. Ernst & Young's overall finding was that AGL's processes and accountabilities for the ASX Principle 7 sign off were in line with good practices established by other ASX100 companies. AGL is currently reviewing opportunities to further improve existing Principle 7 processes.

ASXCGC's Best Practice Recommendation 7.2

Principle

9. REMUNERATE FAIRLY AND RESPONSIBLY

I. Remuneration policies and packages

The board has established a People and Performance Committee to consider and report on, among other things, remuneration policies and packages applicable to board members and to senior managers of AGL. Four non-executive Directors, Mark Johnson (Chairman), Graham Reaney, Sandra McPhee and Max Ould are members of the Committee. The Committee has a formal Charter, which is reviewed regularly. A copy of that Charter is available on AGL's website.

The full terms of reference of the Committee are detailed at C.2.

The CEO attends meetings of the People and Performance Committee by invitation when required to report on and discuss senior management performance and remuneration and related matters. A Remuneration Report, required under Section 300A(1) of the Corporations Act 2001 is provided in the Directors' Report on pages 13 to 20.

ASXCGC's Best Practice Recommendation 9.1, 9.2, 9.3, 9.4, 9.5

Principle

10. RECOGNISE THE LEGITIMATE INTERESTS OF STAKEHOLDERS

J. Legitimate interests of stakeholders

J1. Code of Conduct
AGL has a Code of Conduct which sets out the behaviour required of Directors, employees and contractors. The Code provides a mechanism to enable employees to report breaches of the Code without any fear of retribution. There is also in place a senior management committee that deals with breaches of the Code, monitors compliance and approves amendments. The full Code is published on AGL's website.

ASXCGC's Best Practice Recommendation 10.1

AGL Full Financial Report 2007

Contents

		Consolidated		Parent Entity	
		2007	2006	2007	2006
	Note	$m	$m	$m	$m
Revenue	4	3,765.3	384.2	421.5	-
Other income	5	38.3	2.9	45.3	7.5
Expenses	6	(2,989.8)	(195.7)	(294.4)	-
Share of profits of associates and jointly controlled entities using the equity method	18	36.1	-	-	-
Profit before net financing costs, depreciation and amortisation		849.9	191.4	172.4	7.5
Depreciation and amortisation	8	(163.5)	(51.8)	(12.1)	(0.6)
Profit before net financing costs		686.4	139.6	160.3	6.9
Finance income		36.9	9.8	250.3	54.8
Finance costs		(132.2)	(76.3)	(145.2)	(62.3)
Net financing (costs)/income	7	(95.3)	(66.5)	105.1	(7.5)
Profit/(loss) before income tax		591.1	73.1	265.4	(0.6)
Income tax (expense)/income	9	(180.6)	(27.5)	(32.1)	4.9
Profit after tax attributable to shareholders of the Parent Entity		410.5	45.6	233.3	4.3
Earnings per share					
Basic earnings per share (cents)	37	148.5	- (a)		
Diluted earnings per share (cents)	37	148.5	- (a)		

(a) The weighted average number of ordinary shares was 2 and basic and diluted earnings per share was 2,277,712,150 cents per share.

The income statement is to be read in conjunction with the notes to the financial statements.

BALANCE SHEET
AS AT 30 JUNE 2007

		Consolidated		Parent Entity	
		2007	2006	2007	2006
	Note	$m	$m	$m	$m
Current assets					
Cash and cash equivalents	11	279.9	58.5	180.8	3.9
Trade and other receivables	12	1,702.3	187.0	40.2	-
Inventories	13	27.9	21.6	0.9	-
Current tax assets	9	30.6	-	30.6	-
Other financial assets	14	5,102.5	428.1	37.4	72.0
Other assets	15	15.3	3.4	-	-
Non-current assets classified as held for sale	16	117.0	-	-	-
Total current assets		7,275.5	698.6	289.9	75.9
Non-current assets					
Trade and other receivables	17	1.4	0.1	-	-
Investments accounted for using the equity method	18	534.4	-	-	-
Exploration and evaluation assets	19	66.2	51.5	11.8	-
Oil and gas assets	20	505.1	498.4	104.4	10.7
Property, plant and equipment	21	1,101.6	845.4	40.5	9.0
Intangible assets	22	3,204.9	847.0	-	-
Other financial assets	23	1,392.2	37.8	7,159.4	1,999.0
Other assets	24	26.2	4.2	20.1	-
Total non-current assets		6,832.0	2,284.4	7,336.2	2,018.7
Total assets		14,107.5	2,983.0	7,626.1	2,094.6
Current liabilities					
Trade and other payables	25	1,482.3	58.5	45.4	-
Borrowings	26	406.3	5.8	389.7	4.5
Provisions	27	21.2	9.9	-	-
Current tax liabilities	9	10.3	4.3	-	-
Other financial liabilities	28	2,192.7	2,342.1	496.7	2,009.8
Other liabilities	29	1.5	0.9	-	-
Total current liabilities		4,114.3	2,421.5	931.8	2,014.3
Non-current liabilities					
Borrowings	30	2,041.4	288.2	1,990.1	-
Provisions	31	32.6	13.5	1.4	-
Deferred tax liabilities	9	1,340.3	36.8	0.1	1.9
Other financial liabilities	32	35.6	91.7	613.0	37.5
Other liabilities	33	25.7	1.3	18.2	-
Total non-current liabilities		3,475.6	431.5	2,622.8	39.4
Total liabilities		7,589.9	2,853.0	3,554.6	2,053.7
Net assets		6,517.6	130.0	4,071.5	40.9
Equity					
Issued capital	34	3,858.9	-	3,858.9	-
Other contributed equity		-	123.9	-	36.7
Reserves	35	2,137.5	(17.3)	3.9	(0.1)
Retained earnings	36	521.2	23.4	208.7	4.3
		6,517.6	130.0	4,071.5	40.9

The balance sheet is to be read in conjunction with the notes to the financial statements.

AGL ENERGY LIMITED AND SUBSIDIARIES
CASH FLOW STATEMENT
FOR THE YEAR ENDED 30 JUNE 2007

		Consolidated		Parent Entity	
		2007	2006	2007	2006
	Note	$m	$m	$m	$m
Cash flows from operating activities					
Receipts from customers		4,737.9	474.3	156.1	-
Payments to suppliers and employees		(4,328.7)	(102.1)	(159.8)	-
Dividends received		26.4	-	279.2	-
Finance income received		20.2	1.2	217.4	10.8
Finance costs paid		(94.3)	(10.9)	(110.4)	-
Income taxes paid		(71.9)	(23.8)	10.3	-
Net cash provided by operating activities	50(d)	289.6	338.7	392.8	10.8
Cash flows from investing activities					
Payments for property, plant and equipment		(150.2)	(39.5)	(21.5)	(9.6)
Payments for exploration and evaluation		(20.3)	(49.4)	(11.8)	-
Payments for oil and gas assets		(147.3)	(534.0)	(100.8)	(10.7)
Payments for investments		(452.3)	-	(452.3)	(140.0)
Payments for acquisition of subsidiaries	43	(1,308.9)	(1,440.4)	-	-
Proceeds from sale of property, plant and equipment		48.4	0.2	46.1	-
Net cash provided used in investing activities		(2,030.6)	(2,063.1)	(540.3)	(160.3)
Cash flows from financing activities					
Proceeds from issue of shares, net of transaction costs		911.9	-	911.9	-
Proceeds from borrowings		2,528.3	3.7	2,538.9	-
Repayment of borrowings		(142.4)	(3.9)	(142.3)	-
Loans advanced		(247.0)	-	(247.0)	-
Proceeds from loan repayments		9.6	-	9.5	-
Loans (repaid)/advanced to related parties		(1,043.5)	1,775.8	(2,706.3)	148.9
Dividends paid		(35.8)	-	(35.8)	-
Net cash provided by financing activities		1,981.1	1,775.6	328.9	148.9
Net increase/(decrease) in cash and cash equivalents		240.1	51.2	181.4	(0.6)
Cash and cash equivalents at the beginning of the financial year		52.8	-	(0.6)	-
Effect of exchange rate changes on the balance of cash held in foreign currencies		(13.7)	1.6	-	-
Cash and cash equivalents at the end of the financial year	50(a)	279.2	52.8	180.8	(0.6)

The cash flow statement is to be read in conjunction with the notes to the financial statements.

AGL ENERGY LIMITED AND SUBSIDIARIES
STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 30 JUNE 2007

		Consolidated		Parent Entity	
		2007	2006	2007	2006
	Note	$m	$m	$m	$m
Cash flow hedges:					
Gain/(loss) taken to equity	35	3,482.2	(53.6)	4.6	(0.1)
Transferred to profit or loss for the period	35	(257.9)	-	0.1	-
Net gain on hedge of net investment in foreign operations	35	70.8	2.3	-	-
Translation of foreign operations	35	(78.1)	6.7	-	-
Actuarial gain on defined benefit superannuation plans		9.9	-	9.9	-
Share of actuarial gain on defined benefit superannuation plans attributable to associates		5.2	-	-	-
Share of net decrements in reserves attributable to associates and jointly controlled entities		(174.3)	-	-	-
Income tax on items taken directly to or transferred from equity		(994.7)	27.3	(4.4)	-
Net income/(expense) recognised directly in equity		2,063.1	(17.3)	10.2	(0.1)
Profit for the period		410.5	45.6	233.3	4.3
Total recognised income and expense for the period attributable to shareholders of the Parent Entity		2,473.6	28.3	243.5	4.2

Reconciliation of statement of recognised income and expense to equity movements

	Consolidated	
	2007	
	Reserves	Retained earnings
	$m	$m
Balance at beginning of financial year	(17.3)	23.4
Current period movements	2,051.0	12.1
Adjustment on acquisition of subsidiaries, associates and jointly controlled entities in respect of the AGL Energy Limited demerger	103.1	111.0
Movement in reserves not reflected in statement of recognised income and expense above:		
Share-based payment transactions	0.7	-
Profit for the period	-	410.5
Dividends paid	-	(35.8)
Balance at end of financial year	2,137.5	521.2

The statement of recognised income and expense is to be read in conjunction with the notes to the financial statements.

Note 1 - Summary of significant accounting policies

AGL Energy Limited (Parent Entity) is a company limited by shares and incorporated in Australia whose shares are publicly traded on the Australian Securities Exchange (ASX).

The financial report includes the separate financial statements of the Parent Entity and the consolidated financial statements which comprise the Parent Entity and its subsidiaries (together referred to as the consolidated entity).

The financial report was authorised for issue by the Directors on 14 September 2007.

(a) Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Interpretations, and complies with other requirements of the law. The financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (A-IFRS).

Accounting Standards include Australian equivalents to International Financial Reporting Standards (A-IFRS). Compliance with A-IFRS ensures that the financial statements and notes of the consolidated entity comply with International Financial Reporting Standards (IFRS). The Parent Entity's financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 *Financial Instruments: Disclosure and Presentation* as the Australian equivalent Accounting Standard, AASB 132 *Financial Instruments: Disclosure and Presentation* does not require such disclosures to be presented by the Parent Entity where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

(b) New and amended standards not yet adopted

The following standards, amendments to standards and interpretations have been identified as those which may impact the consolidated entity in the period of initial application. They are available for early adoption at 30 June 2007, but have not been applied in preparing these financial statements:

• AASB 7 *Financial Instruments: Disclosures* replaces the presentation requirements in AASB 132 *Financial Instruments: Disclosure and Presentation.* AASB 7 will require extensive additional disclosures with respect to the consolidated entity's and the Parent Entity's financial instruments, and applies to annual reporting periods beginning on or after 1 January 2007.

• AASB 2005-10 *Amendments to Australian Accounting Standards* makes consequential amendments to a number of accounting standards following the release of AASB 7, and applies to annual reporting periods beginning on or after 1 January 2007. This standard is only expected to impact disclosures in the financial statements.

• AASB 101 *Presentation of Financial Statements* has been revised to align more closely with the International Accounting Standard IAS 1 *Presentation of Financial Statements.* AASB 101 removes certain Australian specific additional disclosures, and applies to annual reporting periods beginning on or after 1 January 2007. This standard is only expected to impact disclosures in the financial statements.

• AASB 2007-4 *Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments* introduces various accounting policy choices allowed under IFRS that were not previously included by the AASB and also removes many Australian specific disclosures, and applies to annual reporting periods beginning on or after 1 July 2007. The potential impact on the Parent Entity and the consolidated entity has not yet been determined.

• AASB 2007-7 *Amendments to Australian Accounting Standards* makes consequential amendments to a number of accounting standards following the release of AASB 2007-4, and applies to annual reporting periods beginning on or after 1 July 2007. The potential impact on the Parent Entity and the consolidated entity has not yet been determined.

• AASB 8 *Operating Segments* replaces AASB 114 *Segment Reporting* and requires segment information to be disclosed based on the 'management approach', whereby segments are determined based on the level at which information is reviewed by an entity's key decision makers, and applies to annual reporting periods beginning on or after 1 January 2009. This standard is not expected to have an impact on the financial results of the Parent Entity or the consolidated entity as the standard is only concerned with disclosures.

• AASB 2007-3 *Amendments to Australian Accounting Standards* makes consequential amendments to a number of accounting standards following the release of AASB 8, and applies to annual reporting periods beginning on or after 1 January 2009. This standard is only expected to impact disclosures in the financial statements.

Interpretation 10 *Interim Financial Reporting and Impairment* does not permit the reversal of impairment losses recognised in a previous interim period in relation to goodwill and certain financial assets. The interpretation applies to goodwill, investments in equity instruments and financial assets carried at cost prospectively from the date that the consolidated entity first applied the measurement criteria of AASB 136 and AASB 139 respectively. The interpretation is effective for annual reporting periods beginning on or after 1 November 2006. The potential impact on the Parent Entity and the consolidated entity has not yet been determined.

Interpretation 11 *AASB 2 - Group and Treasury Share Transactions* addresses whether various share-based transactions should be treated as equity-settled or cash-settled under AASB 2 *Share-based Payments.* The interpretation also specifies the accounting in a subsidiary's financial statements for share-based payment arrangements involving equity instruments of the parent. The interpretation is effective for annual reporting periods beginning on or after 1 March 2007. The potential impact on the Parent Entity and the consolidated entity has not yet been determined.

• AASB 2007-1 *Amendments to Australian Accounting Standards arising from AASB Interpretation 11* amends AASB 2 to insert the transitional provisions of AASB 2 previously contained in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards.* AASB 2007-1 applies to annual reporting periods beginning on or after 1 March 2007. The potential impact on the Parent Entity and the consolidated entity has not yet been determined.

Note 1 - Summary of significant accounting policies (continued)

(c) Basis of preparation

The financial report has been prepared on the basis of historical cost, except for derivative financial instruments which have been measured at fair value.

The Parent Entity is a company of the kind referred to in ASIC Class Order 98/100, dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report are rounded off to the nearest tenth of a million dollars, unless otherwise stated. The financial report is presented in Australian dollars, unless otherwise noted.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report.

(d) Principles of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Parent Entity. Control exists when the Parent Entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

The financial statements of subsidiaries have been prepared for the same reporting period as the Parent Entity, using consistent accounting policies. Adjustments have then been made to bring into line any dissimilar accounting policies that may exist across the consolidated entity.

Intragroup balances and any unrealised gains and losses or income and expenses arising from intragroup transactions are eliminated in preparing the consolidated financial statements.

Investments in subsidiaries are measured at cost in the Parent Entity's financial statements.

(e) Investments and joint venture arrangements

Associates and jointly controlled entities

Associates are those entities over which the consolidated entity exercises significant influence, but not control. Jointly controlled entities are those entities over whose activities the consolidated entity has joint control, established through contractual arrangements.

In the consolidated financial statements, investments in associates and jointly controlled entities are accounted for using the equity method. Under this method, the consolidated entity's share of the post-acquisition profits and losses is recognised in the income statement and its share of post-acquisition movement in reserves is recognised in reserves in the balance sheet. The cumulative post-acquisition movements are adjusted against the cost of the investment.

In the Parent Entity's financial statements, investments in associates and jointly controlled entities are accounted for under the cost method.

Jointly controlled operations and assets

The consolidated entity has certain contractual arrangements with other venturers to engage in joint venture activities that do not give rise to a jointly controlled entity. These arrangements involve the joint ownership of assets dedicated to the purposes of the joint venture.

The interests of the Parent Entity and the consolidated entity in unincorporated joint ventures are brought to account by recognising in the financial statements under the appropriate categories the consolidated entity's proportionate share of joint venture revenues, expenses, assets and liabilities.

Other

Investments in other entities are initially recorded at cost. After initial recognition, these investments are stated at fair value less any impairment.

(f) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. Cost is measured as the fair value of the assets given, liabilities incurred or assumed and shares issued in exchange for control of the acquiree, plus costs directly attributable to the business combination.

Except for non-current assets or disposal groups classified as held for sale which are measured at fair value less costs to sell, all identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the net fair value of the consolidated entity's interest in the identifiable net assets. If, after reassessment, the cost of acquisition is less than the consolidated entity's interest in the net fair value of the identifiable net assets of the business combination, the difference is recognised in the income statement.

(g) Cash and cash equivalents

Cash and cash equivalents comprise cash in banks, cash on hand and short-term money market deposits. Bank overdrafts and short-term money market borrowings are included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(h) Trade and other receivables

Trade and other receivables are recognised at amortised cost less impairment.

Collectibility of trade receivables is reviewed on an ongoing basis. An allowance for doubtful debts is raised when the collection of the full amount of the debt is no longer probable. Bad debts are written off when identified.

Unbilled revenue represents established gas and electricity services supplied to customers but unbilled at the reporting date.

Note 1 - Summary of significant accounting policies (continued)

(i) Inventories

Stocks and materials are valued at the lower of cost and estimated net realisable value. Costs, including an appropriate portion of fixed and variable overhead expenses, are assigned to inventory on hand by the method most appropriate to each particular class of inventory, with the majority being valued on a first-in-first-out basis.

(j) Loans

Loans are measured at amortised cost using the effective interest method less impairment.

(k) Property, plant and equipment

Purchased assets

Items of property, plant and equipment are initially brought to account at cost which includes the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. For major qualifying assets, cost includes, where applicable, finance and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of subsidiaries.

Property, plant and equipment are stated at cost or deemed cost less accumulated depreciation and impairment.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the income statement in the financial year the asset is derecognised.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated on a straight line basis at rates based upon the expected useful lives of the assets. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

The following estimated useful lives are used in the calculation of depreciation:

Freehold buildings	- 50 years;
Leasehold improvements	- lesser of lease period or 20 years; and
Plant and equipment	- 3 to 25 years.

Leased assets

Leases are classified as finance leases when the consolidated entity assumes substantially all the risks and rewards of ownership.

Assets held under finance leases are capitalised at the inception of the lease at their fair value or, if lower, at the present value of the minimum lease payments. The corresponding liability is included in the balance sheet as a finance lease liability.

Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognised as an expense in the income statement.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Operating lease payments are recognised as an expense in the income statement on a straight line basis over the lease term. In the event that lease incentives are received to enter into operating leases, such incentives are recognised as a liability. The aggregate benefits of incentives are recognised as a reduction of rental expense on a straight line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

(l) Oil and gas assets

The costs of oil and gas assets in the development phase are separately accounted for as tangible assets. When commercial operation commences, the accumulated costs are transferred to oil and gas assets in production. The costs of oil and gas assets in production are separately accounted for as tangible assets and include past exploration and evaluation costs, past development costs and the ongoing costs of continuing to develop reserves for production and to expand or replace plant and equipment and any associated land and buildings. These costs are subject to depletion using a unit of production method over the life of the estimated Proven plus Probable (2P) reserves. Depletion is not charged on costs carried forward in respect of assets in the development stage until production commences. Estimated reserves are determined on an annual basis.

(m) Exploration and evaluation assets

Exploration and evaluation expenditure for each area of interest is accounted for using the successful efforts method. This method requires all expenditure associated with exploration and evaluation to be expensed when incurred except for the costs of successful wells and acquisition of interests in new exploration assets including licences. The costs directly associated with drilling new wells are capitalised pending evaluation of the results of the well. When the oil or gas field reaches the stage of development, the accumulated exploration and evaluation assets are transferred to development assets.

(n) Intangible assets

Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and impairment losses.

The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite useful lives are amortised over the useful life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortisation period and the amortisation method are reviewed at least at each reporting date.

Note 1 - Summary of significant accounting policies (continued)

(n) Intangible assets (continued)

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired. Goodwill is not amortised, but is tested for impairment annually and whenever there is an indication that the goodwill may be impaired. Any impairment is recognised immediately in profit or loss and is not reversed in a subsequent period.

As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the synergies of the business combination.

Licences

Licences are carried at cost less any accumulated impairment losses. Licences are considered to have indefinite useful lives as they were either granted in perpetuity or there is evidence that the licences will be renewed beyond the initial term and the cost of renewal is not significant. Licences with indefinite useful lives are not amortised, but are tested for impairment annually and whenever there is an indication that the licences may be impaired. Any impairment is recognised immediately in profit or loss.

Customer relationships and contracts

Customer relationships and contracts arising from a business combination are carried at cost less accumulated amortisation and impairment losses. Amortisation is recognised as an expense on a straight line basis over the period during which economic benefits are expected to be received.

(o) Impairment

At each reporting date, the consolidated entity reviews the carrying amount of its tangible (including oil and gas assets and exploration and evaluation assets) and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill and other intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication of impairment. An impairment of goodwill is not reversed in a subsequent period.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than the carrying amount of the asset or cash-generating unit, it is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised in profit or loss immediately, unless the relevant asset is carried at fair value, in which case the reversal of the impairment loss is treated as a revaluation increase.

(p) Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition and the sale of the asset or disposal group is expected to be completed within one year from the date of classification.

(q) Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year that are unpaid and arise when the consolidated entity becomes obliged to make future payments in respect of the purchase of these goods and services.

(r) Borrowings

Borrowings are recorded initially at fair value, net of transaction costs.

Subsequent to initial recognition, borrowings are measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Customer deposits are recognised on receipt of refundable deposits held as security over future gas and electricity usage by customers.

Note 1 - Summary of significant accounting policies (continued)

(s) Provisions

Provisions are recognised when the consolidated entity has a present legal or constructive obligation as a result of a past event, it is probable the obligation will be required to be settled and a reliable estimate can be made of the amount of the obligation.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

Onerous contracts

Present obligations arising under onerous contracts are recognised and measured as a provision. An onerous contract is considered to exist where the consolidated entity has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

Environmental restoration

A provision for environmental restoration is recognised when there is a present obligation as a result of exploration, development and production activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities and restoring the affected areas.

The provision for future restoration costs is the best estimate of the present value of the expenditure required to settle the restoration obligation at the reporting date, based on current legal requirements. Future restoration costs are reviewed annually and any changes in the estimate are reflected in the present value of the restoration provision at the reporting date.

The initial estimate and changes in the estimate of the environmental restoration provision relating to exploration, development and production facilities is capitalised into the cost of the related asset and depreciated/amortised on the same basis as the related asset.

The unwinding of the effect of discounting on the provision is recognised as a finance cost.

(t) Goods and services tax

Revenue, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the Australian Taxation Office (ATO) is included as a current asset or liability in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(u) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill or excess.

Current tax is the expected tax payable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

The following temporary differences are not provided for: initial recognition of goodwill, initial recognition of assets or liabilities (other than as a result of a business combination) that affect neither accounting nor taxable profit, and differences relating to investments in subsidiaries, associates or jointly controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the reporting date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

Tax consolidation

The Parent Entity and all its wholly-owned Australian resident subsidiaries have formed a tax-consolidated group with effect from 25 October 2006 under Australian tax law. AGL Energy Limited is the head entity in the tax-consolidated group.

Current tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the 'stand alone taxpayer' approach. Under this approach, each member in the tax-consolidated group measures its current and deferred taxes as if it continued to be a separate taxable entity in its own right. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the tax-consolidated group are recognised by the Parent Entity (as head entity in the tax-consolidated group).

The members of the tax-consolidated group have entered into a tax sharing and tax funding agreement. The tax funding agreement requires payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The payments are recorded as intercompany receivables/payables.

Note 1 - Summary of significant accounting policies (continued)

(v) Employee benefits

Liabilities for wages, salaries, annual leave and other employee benefits which are expected to be settled within twelve months of reporting date, are measured at undiscounted amounts using the remuneration wage and salary rates expected to apply at the time of settlement, plus relevant employment on-costs.

Liabilities for long service leave and other employee benefits, which are not expected to be settled within twelve months of reporting date, are measured as the present value of the estimated cash outflows to be made by the consolidated entity in respect of services provided by employees up to reporting date.

Contributions to defined contributions superannuation plans are expensed when incurred.

For defined benefit superannuation plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at each reporting date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur.

Past service cost is recognised immediately as an expense to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits become vested.

The defined benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation, adjusted for unrecognised past service cost, net of the fair value of the plan assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

(w) Share-based payment transactions

The consolidated entity provides benefits to employees (including Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares.

The fair value of share performance rights (SPRs) granted to eligible employees under the Long-Term Incentive Plan is recognised as an employee expense, with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period in which the employee becomes unconditionally entitled to the SPRs. The fair value of SPRs granted is measured using the Monte Carlo Simulation Method. The amount recognised as an expense is only adjusted when the SPRs do not vest due to non-market related conditions.

The fair value of shares granted to eligible employees under the Share Reward Plan is recognised as an employee expense, with a corresponding increase in equity. The fair value is the market value of the shares at the grant date.

(x) Foreign currency

The functional and presentation currency of AGL Energy Limited and its Australian subsidiaries is Australian dollars. The functional currency of the subsidiaries in Chile is the Chilean Peso and for subsidiaries with operations in Papua New Guinea is the United States dollar.

Foreign currency transactions

Transactions in foreign currencies are translated at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at reporting date are translated at the exchange rate ruling at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the exchange rates ruling at the dates the fair value was determined.

Foreign exchange differences arising on translation are recognised in the income statement in the period in which they arise except for exchange differences on transactions entered into in order to hedge certain foreign currency risks (refer Note 1(y)).

Financial statements of foreign operations

Assets and liabilities of foreign operations are translated into Australian dollars at exchange rates ruling at reporting date. Revenues and expenses of foreign operations are translated at average exchange rates ruling during the year. Exchange differences arising on translation are recognised directly in the foreign currency translation reserve and recognised in profit or loss on disposal of the foreign operation.

(y) Derivative financial instruments and hedging

The consolidated entity uses derivative financial instruments to manage its exposure to interest rate, foreign exchange rate, electricity purchase price and certain commodity price risks arising in the normal course of business. The use of derivatives is subject to policies, procedures and limits approved by the Board of Directors. Derivative transactions are not entered into for speculative purposes.

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. Derivatives are recognised in the balance sheet as assets when their fair value is positive and as liabilities when their fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives is recognised in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which case, the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Hedges are classified as fair value hedges when they hedge the exposure to changes in the fair value of recognised assets or liabilities or firm commitments; cash flow hedges when they hedge exposure to variability in cash flows of recognised assets or liabilities, or highly probable forecast transactions; or hedges of net investments in foreign operations.

Note 1 - Summary of significant accounting policies (continued)

(y) Derivative financial instruments and hedging (continued)

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss immediately, together with any changes in the fair value of the hedge asset or liability that is attributable to the hedged risk.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedge risk is amortised to profit or loss from that date.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is deferred in equity. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts deferred in equity are recycled in profit or loss in the periods when the hedged item is recognised in profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was deferred in equity is recognised immediately in profit or loss.

Hedges of net investments in foreign operations

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instruments relating to the effective portion of the hedge is recognised in the foreign currency translation reserve and the gain or loss relating to the ineffective portion is recognised immediately in profit or loss. Gains and losses deferred in the foreign currency translation reserve are recognised immediately in profit or loss when the foreign operation is disposed of.

(z) Issued capital

Ordinary share capital is recognised at the fair value of the consideration received, less transaction costs directly attributable to the issue of new shares, net of tax.

(aa) Other contributed equity

Other contributed equity represents deemed contributions on inter entity balances which were interest free. This equity was eliminated pursuant to the internal restructuring that took place in preparation for the demerger of AGL Energy from The Australian Gas Light Company.

(ab) Revenue recognition

Revenue is recognised and measured at the fair value of the consideration received or receivable to the extent it is probable that the economic benefits will flow to the consolidated entity and the revenue can be reliably measured.

Revenue from gas and electricity services supplied is recognised once the gas and electricity has been delivered to the customer and is measured through a regular review of usage meters. Customers are billed on a periodic and regular basis. As at each reporting date, gas and electricity revenue includes an accrual for sales delivered to customers but not yet billed (unbilled revenue).

Revenue from the provision of services, including revenue from construction contracts, represents consideration received or receivable determined, where appropriate, in accordance with the percentage of completion method, with the stage of completion of each contract determined by reference to the proportion that contract costs for work performed to date bears to the estimated total contract costs.

Revenue from the sale of crude oil is recognised after each shipment is loaded and title passes to the customer.

Dividend income is recognised when the shareholder's right to receive the payment is established.

(ac) Net financing costs

Interest income is recognised in the income statement as it accrues, using the effective interest method.

Finance costs comprise interest payable on borrowings calculated using the effective interest rate method, amortisation of borrowing costs relating to long-term financing facilities, unwinding of the effect of discounting on provisions and gains and losses on certain hedging instruments that are recognised in the income statement.

Finance costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalised as part of the cost of that asset.

(ad) Earnings per share (EPS)

Basic EPS is calculated as profit after tax attributable to shareholders of the Parent Entity divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as profit after tax attributable to shareholders of the Parent Entity divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

Note 2 - Significant accounting judgements, estimates and assumptions

In the application of the consolidated entity's accounting policies, management is required to make judgements, estimates and assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key judgements, estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year:

Impairment

The consolidated entity determines whether goodwill and intangibles with indefinite useful lives are impaired at least on an annual basis, in accordance with the accounting policy stated in Note 1(o). This requires an estimation of the value in use of the cash-generating units to which the goodwill and intangibles with indefinite useful lives are allocated. All other tangible assets are reviewed to determine whether there has been an indication of impairment. The assumptions used in the estimation of recoverable amount are discussed in Note 22.

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the purchase method. This method requires the application of fair values for both the consideration given and the assets and liabilities acquired. The calculation of fair values is often based on estimates and judgements including future cash flows, revenue streams and value in use calculations.

Exploration and evaluation

The consolidated entity's policy for exploration and evaluation expenditure is stated in Note 1(m). The application of this policy requires management to make certain estimates and assumptions as to future events and circumstances, particularly in relation to the assessment of whether economic quantities of reserves have been found. Any such estimates and assumptions may change as new information becomes available. If, after having capitalised exploration and evaluation expenditure, management concludes that the capitalised expenditure is unlikely to be recovered by future exploitation or sale, then the relevant capitalised amount will be written off to the income statement.

Fair value of financial instruments

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments that are not traded in an active market is determined using recognised valuation techniques. The consolidated entity uses a variety of methods and makes assumptions that are based on market conditions existing at each reporting date. Refer to Note 52 for further details.

Provision for environmental restoration

The consolidated entity estimates the future removal and restoration costs of oil and gas production facilities, wells, pipelines and related assets at the time of installation of the assets. In most instances, removal of these assets will occur many years into the future. This requires management to make judgements regarding the removal date, future environmental legislation, the extent of restoration activities required and future removal technologies.

Defined benefit superannuation plans

Various actuarial assumptions are utilised in the determination of the consolidated entity's defined benefit obligations. These assumptions and the related carrying amounts are discussed in Note 47.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by an external valuer using the Monte Carlo Simulation Method, with the assumptions detailed in Note 48. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact expenses and equity.

Note 3 - Segment Information

Segment information is presented in respect of the consolidated entity's business and geographical segments. The primary format, business segments, is based on the consolidated entity's management and internal reporting structure. The consolidated entity comprises three main business segments - Retail Energy, Merchant Energy and Energy Investments.

Revenue is principally derived from:

(i) Retail Energy - sale of natural gas and electricity

Merchant Energy - generation and sale of electricity and wholesale sale of gas and upstream oil and gas investments

Energy Investments - investments in energy entities

(ii) Inter-segment pricing is on an "arms-length" commercial basis.

2007	Retail energy $m	Merchant energy $m	Energy Investments $m	Elimination Inter-segment revenue $m	Unallocated $m	Total $m
Revenue	3,174.8	509.6	75.2	-	5.7	3,765.3
Inter-segment revenue	7.6	1,479.8	-	(1,487.4)	-	-
	3,182.4	1,989.4	75.2	(1,487.4)	5.7	3,765.3
Other income	0.1	29.4	-	-	8.8	38.3
Segment revenue	3,182.5	2,018.8	75.2	(1,487.4)	14.5	3,803.6
Segment result	107.1	736.8	25.2	-	(182.7)	686.4
Finance income	0.3	12.6	17.3	-	6.2	36.9
Finance costs	-	-	-	-	(132.2)	(132.2)
Profit before income tax	107.9	749.4	42.5	-	(308.7)	591.1
Income tax expense						(180.6)
Profit after income tax						410.5
Segment assets	3,224.7	9,903.8	629.2	-	349.8	14,107.5
Segment liabilities	540.8	4,529.5	51.7	-	2,467.9	7,589.9
Other segment information						
Significant items included in profit before income tax (Note 8)	22.0	5.9	0.9	-	93.9	122.7
Share of profits of associates and jointly controlled entities using the equity method	-	22.4	13.7	-	-	36.1
Carrying value of investments accounted for using the equity method	0.9	333.1	200.4	-	-	534.4
Acquisition of non-current assets	1,104.3	1,016.8	1.8	-	49.2	2,172.1
Depreciation and amortisation	13.0	120.9	4.3	-	25.3	163.5
Impairment losses	-	0.5	-	-	22.7	23.2
Other non-cash expenses	31.5	9.1	0.7	-	7.0	48.3

Note 3 - Segment Information (continued)

2006	Retail energy $m	Merchant energy $m	Energy Investments $m	Elimination inter-segment revenue $m	Unallocated $m	Total $m
Revenue	257.4	126.8	-	-	-	384.2
Inter-segment revenue	4.7	-	-	(4.7)	-	-
	262.1	126.8	-	(4.7)	-	384.2
Other income	-	2.7	-	-	0.2	2.9
Total segment revenue	262.1	129.5	-	(4.7)	0.2	387.1
Segment result	25.1	115.1	-	-	(0.6)	139.6
Finance income	7.5	2.3	-	-	-	9.8
Finance costs	-	-	-	-	(76.3)	(76.3)
Profit before income tax	32.6	117.4	-	-	(76.9)	73.1
Income tax expense						(27.5)
Profit after income tax						45.6
Segment assets	152.7	2,821.1	-	-	9.2	2,983.0
Segment liabilities	175.7	658.5	-	-	2,018.8	2,853.0
Other segment information						
Significant items included in profit before income tax (Note 8)	-	-	-	-	-	-
Share of profits of associates and jointly controlled entities using the equity method	-	-	-	-	-	-
Carrying value of investments accounted for using the equity method	-	-	-	-	-	-
Acquisition of non-current assets	0.1	2,131.8	-	-	-	2,131.9
Depreciation and amortisation	0.2	51.0	-	-	0.6	51.8
Impairment losses	-	-	-	-	-	-
Other non-cash expenses	2.3	1.0	-	-	-	3.3

Geographical segments

The consolidated entity's geographical segments are determined based on the location of the consolidated entity's assets.

	External revenue and other income		Assets		Acquisition of non-current assets	
	2007 $m	2006 $m	2007 $m	2006 $m	2007 $m	2006 $m
Australia	3,497.2	301.0	13,393.6	2,341.2	2,124.9	1,600.0
Papua New Guinea	234.9	86.1	545.0	641.8	45.9	531.9
Other	71.5	-	168.9	-	1.3	-
	3,803.6	387.1	14,107.5	2,983.0	2,172.1	2,131.9

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Note 4 - Revenue				
Revenue from sale of goods	3,656.3	370.6	142.1	-
Revenue from rendering of services	109.0	13.6	0.2	-
Dividends				
Subsidiaries	-	-	265.3	-
Jointly controlled entities	-	-	13.9	-
	3,765.3	384.2	421.5	-
Note 5 - Other Income				
Development fee income	20.1	-	20.1	-
Net gain on disposal of property, plant and equipment	0.1	-	-	-
Net foreign exchange gains	0.7	0.2	16.5	7.5
Other	17.4	2.7	8.7	-
	38.3	2.9	45.3	7.5
Note 6 - Expenses				
Cost of sales	2,949.8	185.7	128.1	-
Fair value gains on electricity derivatives	(414.4)	(43.5)	-	-
	2,535.4	142.2	128.1	-
Administrative expenses	106.7	23.0	7.8	-
Employee benefits expense	174.9	18.3	4.1	-
Other expenses				
Demerger costs	58.2	-	51.1	-
Redundancy/restructure costs	33.3	-	-	-
Impairment of IT assets	22.7	-	-	-
Impairment of oil and gas assets	0.5	-	-	-
Impairment of investments in subsidiaries	-	-	25.2	-
Impairment of amounts owed by subsidiaries	-	-	56.9	-
Other	58.1	12.2	21.2	-
	2,989.8	195.7	294.4	-
Note 7 - Net financing costs				
Finance income				
Interest income				
Subsidiaries	-	-	219.6	54.8
Associates	24.4	-	24.4	-
Other related parties	-	8.5	-	-
Other entities	12.5	1.3	6.3	-
	36.9	9.8	250.3	54.8
Finance costs				
Interest expense				
Subsidiaries	-	-	29.5	-
Other related parties	18.9	65.0	16.7	62.3
Other entities	112.0	11.9	95.6	-
Less finance costs capitalised	(3.4)	(1.0)	-	-
Other finance costs	4.7	0.4	3.4	-
	132.2	76.3	145.2	62.3
Net financing costs/(income)	95.3	66.5	(105.1)	7.5

The weighted average capitalisation rate on funds borrowed for finance costs capitalised is 6.3% (2006: 6.2%).

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Note 8 - Profit before income tax				
Profit before income tax has been arrived at after charging the following expenses.				
Depreciation and amortisation				
Property, plant and equipment	58.9	12.1	3.7	0.6
Oil and gas assets	95.7	39.7	8.4	-
Intangible assets	5.5	-	-	-
Other	3.4	-	-	-
	163.5	51.8	12.1	0.6
Employee benefits expense				
Wages and salaries	148.5	16.9	-	-
Defined benefit plans	3.4	-	3.4	-
Defined contribution plans	7.1	0.8	-	-
Share-based payments	0.7	-	0.7	-
Other employee benefits	15.2	0.6	-	-
	174.9	18.3	4.1	-
Doubtful debts (net of bad debts recovered)	20.0	-	-	-
Operating lease rental expenses	14.2	0.7	-	-
Profit before income tax includes the following significant items.				
Demerger costs	(58.2)	-	(51.1)	-
(Income tax income applicable $17.5 million)				
Redundancy/restructure costs	(33.3)	-	-	-
(Income tax income applicable $10.0 million)				
Impairment of IT assets	(22.7)	-	-	-
(Income tax income applicable $6.8 million)				
Project expenditure written off	(4.5)	-	-	-
(Income tax income applicable $1.3 million)				
Sun Gas integration costs	(4.0)	-	-	-
(Income tax income applicable $1.2 million)				
Impairment of investments in subsidiaries	-	-	(25.2)	-
(Income tax income applicable $nil)				
Impairment of amounts owed by subsidiaries	-	-	(56.9)	-
(Income tax income applicable $nil)				
	(122.7)	-	(133.2)	-
Significant items before income tax	(122.7)	-	(133.2)	-
Income tax income applicable	36.8	-	15.3	-
	(85.9)	-	(117.9)	-

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Note 9 - Income tax				
The major components of income tax expense are:				
Income tax recognised in the income statement				
Current income tax				
Current tax expense (income)	46.6	19.9	34.5	(6.8)
Adjustments in respect of current income tax of prior years	(12.6)	-	(1.5)	-
Deferred income tax				
Relating to the origination and reversal of temporary differences	146.6	7.6	(0.9)	1.9
Total income tax expense/(income)	180.6	27.5	32.1	(4.9)
Reconciliation between tax expense and pre-tax profit				
The prima facie income tax expense on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:				
Profit/(loss) before income tax	591.1	73.1	265.4	(0.6)
Income tax expense calculated at 30%	177.3	21.9	79.6	(0.2)
Impairment of investments in subsidiaries	-	-	7.6	-
Impairment of amounts owed by subsidiaries	-	-	17.1	-
Non-deductible expenses	28.1	6.3	18.4	0.2
Non-assessable income	-	(1.7)	(8.7)	(4.9)
Non-assessable dividends	-	-	(79.6)	-
Share of profits of associates and jointly controlled entities	(7.6)	-	-	-
Effect of different tax rates in foreign jurisdictions	25.3	11.9	-	-
Temporary differences not previously recorded now recognised	(29.1)	-	-	-
Other	(0.8)	(10.9)	(0.8)	-
Income tax over provided in prior years	(12.6)	-	(1.5)	-
	180.6	27.5	32.1	(4.9)
Income tax recognised directly in equity				
Deferred income tax				
Revaluation of financial instruments treated as cash flow hedges	971.1	(28.0)	1.4	-
Actuarial gain on defined benefit superannuation plans	3.0	-	3.0	-
Net gain on hedge of net investment in foreign operations	20.6	0.7	-	-
Share issue transaction costs	(6.3)	-	(6.3)	-
Income tax expense/(income) recognised in equity	988.4	(27.3)	(1.9)	-
Current tax assets and liabilities				
Current tax assets				
Income tax refund receivable	30.6	-	30.6	-
Current tax liabilities				
Income tax payable attributable to:				
Parent entity	-	-	-	-
Entities in the tax-consolidated group	-	-	-	-
Other entities	10.3	4.3	-	-
	10.3	4.3	-	-

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Note 9 - Income tax (continued)				
Deferred income tax recognised in the income statement				
Temporary differences				
Unbilled revenue	6.1	9.8	-	-
Allowance for doubtful debts	(0.2)	(0.2)	-	-
Other receivables	6.3	-	6.1	-
Exploration and evaluation assets	4.5	3.6	3.5	-
Oil and gas assets	12.0	1.4	(0.1)	-
Property, plant and equipment	(1.6)	3.0	5.2	-
Defined benefit superannuation plans	0.4	-	0.4	-
Payables and accruals	11.2	0.2	0.6	-
Provisions	(3.1)	(2.1)	(0.4)	-
Derivative financial instruments	130.2	(5.9)	(0.3)	1.9
Other	(19.2)	(2.2)	(15.9)	-
	146.6	7.6	(0.9)	1.9
Deferred tax balances				
Deferred tax assets/(liabilities) arise from the following:				
Unbilled revenue	(152.3)	(22.3)	-	-
Allowance for doubtful debts	9.5	0.9	-	-
Other receivables	(8.2)	-	(6.1)	-
Exploration and evaluation assets	(8.3)	(3.6)	(3.5)	-
Oil and gas assets	(7.1)	(1.4)	0.1	-
Property, plant and equipment	(90.3)	(67.2)	(5.3)	-
Defined benefit superannuation plans	(6.0)	-	(6.0)	-
Payables and accruals	8.8	6.6	1.0	-
Provisions	16.0	7.0	0.4	-
Derivative financial instruments	(1,121.8)	42.9	(2.9)	(1.9)
Share issue transaction costs	5.1	-	5.1	-
Other	14.3	0.3	17.1	-
Net deferred tax asset/(liability)	(1,340.3)	(36.8)	(0.1)	(1.9)
Net deferred tax asset/(liability) is split as follows:				
Deferred tax assets recognised in the balance sheet	-	-	-	-
Deferred tax liabilities recognised in the balance sheet	(1,340.3)	(36.8)	(0.1)	(1.9)
	(1,340.3)	(36.8)	(0.1)	(1.9)

The consolidated entity has no revenue tax losses arising in Australia (2006: $nil) that are available indefinitely for offset against future taxable profits of the companies in which the losses arose.

At 30 June 2007, there is no unrecognised deferred tax assets or deferred tax liabilities (2006: $nil).

Tax consolidation

The Parent Entity and all its wholly-owned Australian resident subsidiaries have formed a tax-consolidated group with effect from 25 October 2006 and are therefore taxed as a single entity from that date. AGL Energy Limited is the head entity in the tax-consolidated group.

The members of the tax-consolidated group have entered into a tax sharing and tax funding agreement. The tax funding agreement requires payments to/from the head entity equal to the current tax liability (asset) assumed by the head entity and any tax-loss deferred tax asset assumed by the head entity. The payments are recorded as intercompany receivables/payables.

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Note 10 - Dividends				
Recognised amounts				
Interim dividend paid 22 March 2007 (2006: nil)				
Franked amount (9.5 cents per share) (2006: nil cents per share)	35.8	-	35.8	-
Unfranked amount (nil cents per share) (2006: nil cents per share)	-	-	-	-
Total amount (9.5 cents per share) (2006: nil cents per share)	35.8	-	35.8	-
Unrecognised amounts				
Proposed final dividend to be paid 28 September 2007 (a)				
Franked amount (26.0 cents per share)	112.7	-	112.7	-
Unfranked amount (nil)	-	-	-	-
Total amount 26.0 cents per share	112.7	-	112.7	-

(a) The proposed final dividend in respect of ordinary shares for the year ended 30 June 2007 has not been recognised in this financial report, as the final dividend was not declared on or before 30 June 2007.

Dividend reinvestment plan

The AGL Energy Limited Board of Directors have approved the activation of the AGL Energy Dividend Reinvestment Plan (DRP). The DRP will be operable in conjunction with payment of the 2007 final dividend in September 2007.

Shares are allotted at the weighted average market price at which the Parent Entity's ordinary shares are traded on the ASX during the 5 trading days commencing on the second trading day after the dividend record date (6 September). The Board has determined that no discount will apply for the 2007 final dividend.

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Dividend franking account				
30% franking credits available to shareholders of the Parent Entity for future distribution, after adjusting for franking debits that will arise from the refund receivable of the current tax asset			(13.5)	-
Impact on the dividend franking account balance of dividends proposed after the reporting date but not recognised as a liability			(48.3)	-
Note 11 - Cash and cash equivalents				
Cash at bank and on hand	203.2	42.6	171.1	3.9
Short-term money market deposits	76.7	15.9	9.7	-
	279.9	58.5	180.8	3.9

Cash at bank and on hand earns interest at floating rates based on daily bank deposit rates.

Short-term money market deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the consolidated entity, and earn interest at the respective short-term deposit rates.

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Note 12 - Trade and other receivables (current)				
Trade receivables	1,172.3	96.8	16.6	-
Allowance for doubtful debts	(35.5)	(3.1)	-	-
	1,136.8	93.7	16.6	-
Unbilled revenue	507.6	74.2	-	-
Goods and services tax recoverable	-	-	1.9	-
Amounts owing by associates	20.5	-	20.5	-
Amounts owing by jointly controlled entities	29.6	15.9	-	-
Other receivables	7.8	3.2	1.2	-
	1,702.3	187.0	40.2	-

Trade receivables are non-interest bearing and are required to be settled within 30 days of the date of recognition.

Unbilled gas and electricity revenue is not collectable until such time as customers' meters are read and bills rendered.

For terms and conditions relating to amounts owing by associates and jointly controlled entities, refer to Note 49.

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Note 13 - Inventories				
Raw materials and stores - at cost	20.9	12.3	0.9	-
Work in progress - at cost	-	-	-	-
Finished goods - at cost	7.0	9.3	-	-
	27.9	21.6	0.9	-
Note 14 - Other financial assets (current)				
Derivative financial instruments - at fair value (Note 52)	4,864.2	105.2	37.4	72.0
Other deposits - at amortised cost	238.3	-	-	-
Amounts owing by other related parties	-	322.9	-	-
	5,102.5	428.1	37.4	72.0

Other deposits are interest-bearing security deposits which have been lodged with the National Electricity Market Management Company Limited for the purchase of electricity.

Note 15 - Other assets (current)				
Prepayments	12.4	2.8	-	-
Other	2.9	0.6	-	-
	15.3	3.4	-	-
Note 16 - Non-current assets classified as held for sale (current)				
Freehold land and buildings	0.3	-	-	-
Plant and equipment	116.7	-	-	-
	117.0	-	-	-

On the 29 January 2007, the consolidated entity announced it had entered into an agreement to dispose its gas fired peaking power station at Hallett in South Australia to TRUenergy. Financial settlement of the transaction occurred on 2 July 2007. No impairment loss was recognised on reclassification of the property, plant and equipment as held for sale (refer Note 53).

Note 17 - Trade and other receivables (non-current)				
Other receivables	1.4	0.1	-	-
	1.4	0.1	-	-

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Note 18 - Investments accounted for using the equity method				
Investments in associates - listed	330.1	-	-	-
Investments in associates - unlisted	122.7	-	-	-
Investments in jointly controlled entities - unlisted	81.6	-	-	-
	534.4	-	-	-

In the financial statements of the Parent Entity, investments in associates and jointly controlled entities are accounted for at cost and included within other financial assets (refer to Note 23). The consolidated entity accounts for investments in associates and jointly controlled entities using the equity method.

Name of entity	Principal activities	Country of incorporation	Reporting dates	Ownership interest 2007 %	Ownership interest 2006 %	Carrying value 2007 $m	Carrying value 2006 $m
Associates							
Queensland Gas Company Limited (a)	Exploration, evaluation and development of coal seam gas deposits	Australia	30 June	27.6	-	330.1	-
AlintaAGL Pty Limited (b)	Retail energy and electricity generation	Australia	31 December	33.0	-	118.8	-
Greater Energy Alliance Corporation Pty Limited (d)(e)	Electricity generation	Australia	31 December	32.5	-	-	-
Gascor Pty Ltd (d)	Victorian gas transmission	Australia	30 June	33.3	-	0.9	-
CSM Energy Limited (c)	Coal mine methane gas extraction	Australia	30 June	35.0	-	3.0	-
Centre for Energy and Greenhouse Technology (d)	Greenhouse gas research	Australia	30 June	40.0	-	-	-
Jointly controlled entities							
ActewAGL Retail Partnership (d)	Energy and water services	Australia	30 June	50.0	-	13.4	-
Auscom Holdings Pty Limited (d)	Distribution and sale of LPG	Australia	31 December	50.0	-	68.2	-
The AGL-Petronas Consortium (APC) (d)	Front end engineering and design for the PNG to Queensland gas pipeline	Australia	30 June	50.0	-	-	-
						534.4	-

(a) The Parent Entity acquired a 27.5% ownership interest in Queensland Gas Company Limited on 8 March 2007. Following the concurrent share buyback, the Parent Entity's ownership interest increased to 27.6%. The published fair value of the interest in Queensland Gas Company Limited at 30 June 2007 was $572.9 million.

(b) The Parent Entity acquired a 33.0% ownership interest in AlintaAGL Pty Limited on 25 October 2006. The Parent Entity has an option to sell its 33% or purchase the remaining 67% of AlintaAGL following certain events, one of which was a change in ownership of Alinta Limited. Babcock & Brown triggered this option following the purchase of Alinta Limited.

(c) The Parent Entity acquired a 35.0% ownership interest in CSM Energy Limited on 29 June 2007.

(d) During the financial year, the consolidated entity acquired the other associates and jointly controlled entities from The Australian Gas Light Company prior to completion of the demerger transaction on 25 October 2006.

(e) As at 30 June 2007, the carrying value of the investment in Greater Energy Alliance Corporation Pty Limited has been reduced to zero due to the recognition of the consolidated entity's share of movements in the hedge reserve of GEAC. Equity accounting has therefore been suspended and management believe that this will only be for a short-term due to the unprecedented volatility of prices in the electricity market.

	Consolidated 2007 $m	Consolidated 2006 $m
Note 18 - Investments accounted for using the equity method (continued)		
Summarised financial information of associates *		
Current assets	1,165.5	-
Non-current assets	5,442.6	-
Total assets	6,608.1	-
Current liabilities	1,529.2	-
Non-current liabilities	4,948.8	-
Total liabilities	6,478.0	-
Net assets	130.1	-
Revenue	1,351.7	-
Net profit after tax	53.4	-
* Estimated		
Share of associates' profit or loss		
Share of profit before income tax	26.7	-
Share of income tax expense	(8.0)	-
Share of associates' profit after income tax	18.7	-
Summarised financial information of jointly controlled entities		
Current assets	208.1	-
Non-current assets	359.0	-
Total assets	567.1	-
Current liabilities	213.7	-
Non-current liabilities	183.5	-
Total liabilities	397.2	-
Net assets	169.9	-
Revenue	1,107.5	-
Expenses	(1,030.7)	-
Share of jointly controlled entities' profit or loss		
Share of profit before income tax	24.8	-
Share of income tax expense	(7.4)	-
Share of jointly controlled entities' profit after income tax	17.4	-

Dividends received from associates and joint ventures

During the year, the consolidated entity received dividends of $nil (2006: $nil) from its associates and $26.4 million (2006: $nil) from its jointly controlled entities.

Capital commitments and contingent liabilities

The consolidated entity's share of capital expenditure commitments and contingent liabilities of associates and jointly controlled entities are disclosed in Notes 38 and 40 respectively.

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Note 19 - Exploration and evaluation assets				
Balance at beginning of financial year	51.5	-	-	-
Additions	20.3	51.3	11.8	-
Net foreign currency exchange differences	(5.6)	0.2	-	-
Balance at end of financial year	66.2	51.5	11.8	-
Note 20 - Oil and gas assets				
Assets in development				
Balance at beginning of financial year	-	-	-	-
Additions	0.5	-	-	-
Impairment loss	(0.5)	-	-	-
Balance at end of financial year	-	-	-	-
Producing assets				
Balance at beginning of financial year	498.4	-	10.7	-
Additions	158.6	536.7	102.1	10.7
Depreciation and amortisation	(95.7)	(39.7)	(8.4)	-
Net foreign currency exchange differences	(56.2)	1.4	-	-
Balance at end of financial year	505.1	498.4	104.4	10.7
Total oil and gas assets	505.1	498.4	104.4	10.7
Cost (gross carrying amount)	629.5	538.2	112.8	10.7
Accumulated depreciation, amortisation and impairment	(124.4)	(39.8)	(8.4)	-
Net carrying amount	505.1	498.4	104.4	10.7

Depreciation and amortisation

Depreciation and amortisation expense is included in the line item 'depreciation and amortisation' in the income statement.

Impairment loss

On 1 February 2007, the consolidated entity announced that the PNG Gas Project development concept to pipe gas to Australia would not proceed. The impairment loss of $0.5 million for oil and gas assets relates to the write off of the consolidated entity's share of front end engineering and design costs associated with the PNG pipeline project incurred during the financial year.

The impairment loss is included in other expenses in the line item 'impairment of oil and gas assets' in Note 6.

Note 21 - Property, plant and equipment

	Freehold land and buildings $m	Leasehold Improvements $m	Plant and equipment $m	Total $m
Consolidated - year ended 30 June 2007				
Balance at 1 July 2006, net of accumulated depreciation and impairment	10.4	4.7	830.3	845.4
Additions	-	11.5	138.0	149.5
Acquisitions through business combinations (Note 43)	-	-	49.9	49.9
Acquisitions through internal restructure (Note 43)	3.0	18.6	297.0	318.6
Disposals	-	-	(52.1)	(52.1)
Transfer to assets classified as held for sale (Note 16)	(0.3)	-	(116.7)	(117.0)
Depreciation	(0.1)	(2.2)	(56.6)	(58.9)
Impairment loss	-	-	(22.7)	(22.7)
Net foreign currency exchange differences	-	-	(11.1)	(11.1)
Balance at 30 June 2007, net of accumulated depreciation and impairment	13.0	32.6	1,056.0	1,101.6
Balance at 1 July 2006				
Cost (gross carrying amount)	11.4	6.3	929.1 -	946.8
Accumulated depreciation and impairment	(1.0)	(1.6)	(98.8)	(101.4)
Net carrying amount	10.4	4.7	830.3	845.4
Balance at 30 June 2007				
Cost (gross carrying amount)	14.1	40.0	1,324.2 #	1,378.3
Accumulated depreciation and impairment	(1.1)	(7.4)	(268.2)	(276.7)
Net carrying amount	13.0	32.6	1,056.0	1,101.6
Parent Entity - year ended 30 June 2007				
Balance at 1 July 2006, net of accumulated depreciation and impairment	-	3.1	5.9	9.0
Additions	-	11.5	8.7	20.2
Acquisitions through internal restructure (Note 43)	1.5	16.1	-	17.6
Disposals	-	-	(46.1)	(46.1)
Depreciation	-	(1.8)	(1.9)	(3.7)
Transfers	-	-	43.5	43.5
Balance at 30 June 2007, net of accumulated depreciation and impairment	1.5	28.9	10.1	40.5
Balance at 1 July 2006				
Cost (gross carrying amount)	-	3.2	6.4 #	9.6
Accumulated depreciation and impairment	-	(0.1)	(0.5)	(0.6)
Net carrying amount	-	3.1	5.9	9.0
Balance at 30 June 2007				
Cost (gross carrying amount)	1.5	32.7	16.8 -	51.0
Accumulated depreciation and impairment	-	(3.8)	(6.7)	(10.5)
Net carrying amount	1.5	28.9	10.1	40.5

Note 21 - Property, plant and equipment (continued)

	Freehold land and buildings $m	Leasehold Improvements $m	Plant and equipment $m	Total $m
Consolidated - year ended 30 June 2006				
Balance at 1 July 2005, net of accumulated depreciation and impairment	-	-	-	-
Additions	-	3.2	36.3	39.5
Acquisitions through business combinations (Note 43)	10.4	0.2	690.6	701.2
Acquisitions through internal restructure (Note 43)	-	1.4	115.6	117.0
Disposals	-	-	(0.2)	(0.2)
Depreciation	-	(0.1)	(12.0)	(12.1)
Balance at 30 June 2006, net of accumulated depreciation and impairment	10.4	4.7	830.3	845.4
Balance at 1 July 2005				
Cost (gross carrying amount)	-	-	-	-
Accumulated depreciation and impairment	-	-	-	-
Net carrying amount	-	-	-	-
Balance at 30 June 2006				
Cost (gross carrying amount)	11.4	6.3	929.1 -	946.8
Accumulated depreciation and impairment	(1.0)	(1.6)	(98.8) -	(101.4)
Net carrying amount	10.4	4.7	830.3	845.4
Parent Entity - year ended 30 June 2006				
Balance at 1 July 2005, net of accumulated depreciation and impairment	-	-	-	-
Additions	-	3.2	6.4	9.6
Depreciation	-	(0.1)	(0.5)	(0.6)
Balance at 30 June 2006, net of accumulated depreciation and impairment	-	3.1	5.9	9.0
Balance at 1 July 2005				
Cost (gross carrying amount)	-	-	-	-
Accumulated depreciation and impairment	-	-	-	-
Net carrying amount	-	-	-	-
Balance at 30 June 2006				
Cost (gross carrying amount)	-	3.2	6.4 #	9.6
Accumulated depreciation and impairment	-	(0.1)	(0.5) -	(0.6)
Net carrying amount	-	3.1	5.9	9.0

Depreciation

Depreciation expense is included in the line item 'depreciation and amortisation' in the income statement.

Impairment loss

During the financial year, the consolidated entity carried out a review of the recoverable amount of its IT systems and hardware. The review led to the recognition of an impairment loss of $22.7 million (2006: $nil), that has been recognised in the income statement. The recoverable amount of the relevant assets has been determined on the basis of their value in use.

The impairment loss is included in other expenses in the line item 'impairment of IT assets' in Note 6.

Leased plant and equipment

The net carrying amount of plant and equipment held under finance leases at 30 June 2007 was $144.6 million (2006: $145.6 million).

Note 22 - Intangible assets

	Goodwill $m	Licences $m	Customer relationships and contracts $m	Emission rights $m	Other $m	Total $m
Consolidated - year ended 30 June 2007						
Balance at 1 July 2006, net of accumulated amortisation	523.4	301.2	-	22.4	-	847.0
Additions	-	-	-	23.3	-	23.3
Acquisitions through business combinations (Note 43)	870.3	-	224.0	59.1	-	1,153.4
Acquisitions through internal restructure (Note 43)	1,189.5	-	-	19.8	7.0	1,216.3
Fair value adjustments on prior year acquisitions	12.8	-	-	-	-	12.8
Disposals	-	-	-	(41.2)	-	(41.2)
Amortisation	-	-	(4.9)	-	(0.6)	(5.5)
Foreign currency exchange differences	-	-	-	-	(1.2)	(1.2)
Balance at 30 June 2007, net of accumulated amortisation	2,596.0	301.2	219.1	83.4	5.2	3,204.9
Balance at 1 July 2006						
Cost (gross carrying amount)	523.4	301.2	-	22.4	-	847.0
Accumulated amortisation	-	-	-	-	-	-
Net carrying amount	523.4	301.2	-	22.4	-	847.0
Balance at 30 June 2007						
Cost (gross carrying amount)	2,596.0	301.2	224.0	83.4	8.6	3,213.2
Accumulated amortisation	-	-	(4.9)	-	(3.4)	(8.3)
Net carrying amount	2,596.0	301.2	219.1	83.4	5.2	3,204.9
Parent Entity - year ended 30 June 2007						
Balance at 1 July 2006, net of accumulated amortisation	-	-	-	-	-	-
Balance at 30 June 2007, net of accumulated amortisation	-	-	-	-	-	-
Balance at 1 July 2006						
Cost (gross carrying amount)	-	-	-	-	-	-
Accumulated amortisation	-	-	-	-	-	-
Net carrying amount	-	-	-	-	-	-
Balance at 30 June 2007						
Cost (gross carrying amount)	-	-	-	-	-	-
Accumulated amortisation	-	-	-	-	-	-
Net carrying amount	-	-	-	-	-	-

Note 22 - Intangible assets (continued)

	Goodwill $m	Licences $m	Customer relationships and contracts $m	Emission rights $m	Other $m	Total $m
Consolidated - year ended 30 June 2006						
Balance at 1 July 2005, net of accumulated amortisation	-	-	-	-	-	-
Additions	-	-	-	22.4	-	22.4
Acquisitions through business combinations (Note 43)	523.2	301.2	-	-	-	824.4
Acquisitions through internal restructure (Note 43)	0.2	-	-	-	-	0.2
Balance at 30 June 2006, net of accumulated amortisation	523.4	301.2	-	22.4	-	847.0
Balance at 1 July 2005						
Cost (gross carrying amount)	-	-	-	-	-	-
Accumulated amortisation	-	-	-	-	-	-
Net carrying amount	-	-	-	-	-	-
Balance at 30 June 2006						
Cost (gross carrying amount)	523.4	301.2	-	22.4	-	847.0
Accumulated amortisation	-	-	-	-	-	-
Net carrying amount	523.4	301.2	-	22.4	-	847.0
Parent Entity - year ended 30 June 2006						
Balance at 1 July 2005, net of accumulated amortisation	-	-	-	-	-	-
Balance at 30 June 2006, net of accumulated amortisation	-	-	-	-	-	-
Balance at 1 July 2005						
Cost (gross carrying amount)	-	-	-	-	-	-
Accumulated amortisation	-	-	-	-	-	-
Net carrying amount	-	-	-	-	-	-
Balance at 30 June 2006						
Cost (gross carrying amount)	-	-	-	-	-	-
Accumulated amortisation	-	-	-	-	-	-
Net carrying amount	-	-	-	-	-	-

Amortisation expense is included in the line item 'depreciation and amortisation' in the income statement.

All intangible assets with finite useful lives were assessed for impairment and all intangible assets with indefinite useful lives were tested for impairment at 30 June 2007.

Note 22 - Intangible assets (continued)

Impairment testing of indefinite life intangible assets

Goodwill and other intangible assets deemed to have indefinite lives that are significant in comparison to the consolidated entity's total carrying amount of indefinite lived intangibles have been allocated to cash-generating units (CGUs) for the purpose of impairment testing as follows:

	Goodwill $m	Licences $m	Total intangible assets with indefinite lives $m
Consolidated - year ended 30 June 2007			
Cash-generating unit			
Retail Energy	2,013.3	-	2,013.3
Merchant Energy	567.5	301.2	868.7
Energy Investments	15.2	-	15.2
	2,596.0	301.2	2,897.2
Consolidated - year ended 30 June 2006			
Cash-generating unit			
Retail Energy	0.2	-	0.2
Merchant Energy	523.2	301.2	824.4
	523.4	301.2	824.6

The licences $301.2 million (2006: $301.2 million) to operate hydro electric power stations within the Retail and Merchant Energy CGU have been assessed as having indefinite lives. The factors considered in determining the useful lives of these licences are the long-term nature of the initial licences, the expectation that the licences will be renewed, the insignificant cost of renewal, and compliance with licensing obligations.

Impairment testing for Retail and Merchant Energy

The recoverable amount for the Retail and Merchant Energy CGU has been determined using value in use models. The key assumptions in the calculation of value in use are customer numbers, energy procurement costs and regulatory outcomes.

The estimate of regulatory outcomes is based on actual regulatory decisions for the current price reset period, which are publicly available, together with the consolidated entity's expectations of regulatory decisions beyond the current reset period. Customer numbers are estimated based on historical experience in various segments together with marketing strategies for the retention and winning of customers. Energy procurement costs are estimated based on the actual hedge portfolio together with an estimate of future hedging prices and volumes beyond the period of the actual hedge portfolio.

The recoverable amount for the Retail and Merchant Energy CGU has been determined using a value in use model including an appropriate terminal value. Cash flow forecasts are based on Board approved budgets and the most recent 5 year plan extrapolated out to 10 years using forecast CPI. The terminal value is based on final year free cashflow capitalised in perpetuity. Discount rates used are the pre-tax weighted average cost of capital of 14.59% (2006: 12.39%).

No impairment loss has been recognised for the year ended 30 June 2007 (2006: $nil).

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Note 23 - Other financial assets (non-current)				
Investments in subsidiaries - at cost	-	-	1,582.2	140.0
Allowance for impairment in value	-	-	(25.2)	-
	-	-	1,557.0	140.0
Amounts owing by subsidiaries	-	-	4,728.8	1,850.7
Allowance for impairment in value	-	-	(105.3)	-
	-	-	4,623.5	1,850.7
Investments in associates - at cost	-	-	558.3	-
Investments in jointly controlled entities - at cost	-	-	64.2	-
Loans to associates - at amortised cost	346.3	-	346.3	-
Derivative financial instruments - at fair value (Note 52)	1,045.9	37.8	10.1	8.3
	1,392.2	37.8	7,159.4	1,999.0

Amounts owing by subsidiaries are interest-bearing and are for loans made in the ordinary course of business on normal commercial terms and conditions for an indefinite period.

For terms and conditions relating to loans to associates, refer to Note 49.

Note 24 - Other assets (non-current)				
Defined benefit superannuation plan asset (Note 47(e))	20.1	-	20.1	-
Sundry gas and electricity assets	2.2	2.2	-	-
Other	3.9	2.0	-	-
	26.2	4.2	20.1	-
Note 25 - Trade and other payables (current)				
Trade payables and accrued expenses	1,402.5	39.9	45.4	-
Goods and services tax payable	7.2	7.6	-	-
Amounts owing to associates	72.6	11.0	-	-
	1,482.3	58.5	45.4	-

Trade payables are generally settled within 30 days of the date of recognition.

For terms and conditions relating to amounts owing to associates, refer to Note 49.

Note 26 - Borrowings (current)				
At amortised cost				
Bank overdrafts - unsecured	0.7	5.7	-	4.5
Bank loans - unsecured	380.7	-	380.0	-
Finance lease liabilities - secured (Note 39)	0.3	0.1	-	-
Customer deposits	24.6	-	9.7	-
	406.3	5.8	389.7	4.5

Significant terms and conditions

Bank overdrafts are unsecured and are repayable on demand.

Bank loans are unsecured and are repayable on maturity in October 2007 (2006: nil).

Finance lease liabilities are secured over the assets leased.

Customer deposits relate to security deposits lodged with the Parent Entity and certain subsidiaries of the consolidated entity by gas and electricity customers. Deposits are normally held for periods of either one or two years. The aggregate amount expected to be paid to customers within 12 months of the reporting date is shown as a current liability, with the balance shown as a non-current liability (refer Note 30).

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Note 27 - Provisions (current)				
Employee benefits	19.4	5.1	-	-
Onerous contracts (Note 31)	1.6	-	-	-
Other	0.2	4.8	-	-
	21.2	9.9	-	-
Note 28 - Other financial liabilities (current)				
Derivative financial instruments - at fair value (Note 52)	2,192.7	154.8	16.7	36.5
Amounts owing to subsidiaries	-	-	480.0	-
Amounts owing to other related parties	-	2,187.3	-	1,973.3
	2,192.7	2,342.1	496.7	2,009.8

Amounts owing to subsidiaries are interest-bearing and are for loans made in the ordinary course of business on normal commercial terms and conditions and are repayable on demand.

Note 29 - Other liabilities (current)				
Unearned revenue	1.5	0.9	-	-
Note 30 - Borrowings (non-current)				
At amortised cost				
Bank loans - unsecured	2,019.2	-	1,989.5	-
Finance lease liabilities - secured (Note 39)	8.8	279.5	-	-
Customer deposits	13.4	8.7	0.6	-
	2,041.4	288.2	1,990.1	-

Significant terms and conditions

Bank loans are unsecured and are repayable on maturity in February 2009, October 2009 and October 2011.

Finance lease liabilities are secured over the assets leased.

Customer deposits relate to security deposits lodged with the Parent Entity and certain subsidiaries of the consolidated entity by gas and electricity customers. Deposits are normally held by the consolidated entity for periods of either one or two years. Other gas deposits are held until such time as the customers cease to be customers of the consolidated entity and all outstanding amounts are either paid or deducted from the security deposits. The aggregate amount expected to be paid to customers within 12 months of the reporting date is shown as a current liability in Note 26.

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Note 31 - Provisions (non-current)				
Employee benefits	10.2	4.5	-	-
Environmental restoration	20.2	8.9	1.4	-
Onerous contracts	2.1	-	-	-
Other	0.1	0.1	-	-
	32.6	13.5	1.4	-

Movements in each class of provision, except employee benefits are set out below:

	Environmental restoration $m	Onerous contracts $m	Other $m	Total $m
Consolidated - year ended 30 June 2007				
Balance at beginning of financial year	8.9	-	4.9	13.8
Additional provisions recognised	11.6	-	-	11.6
Acquisitions through internal restructure (Note 43)	-	4.8	1.2	6.0
Provisions utilised	-	(1.1)	(3.1)	(4.2)
Provisions reversed	-	-	(2.7)	(2.7)
Unwinding of discount and changes in discount rate	1.5	-	-	1.5
Foreign currency exchange differences	(1.8)	-	-	(1.8)
Balance at end of financial year	20.2	3.7	0.3	24.2
Current	-	1.6	0.2	1.8
Non-current	20.2	2.1	0.1	22.4
	20.2	3.7	0.3	24.2
Parent Entity - year ended 30 June 2007				
Balance at beginning of financial year	-	-	-	-
Additional provisions recognised	1.3	-	-	1.3
Unwinding of discount and changes in discount rate	0.1	-	-	0.1
Balance at end of financial year	1.4	-	-	1.4
Current	-	-	-	-
Non-current	1.4	-	-	1.4
	1.4	-	-	1.4

Environmental restoration

A provision for environmental restoration is recognised when there is a present obligation as a result of exploration, development and production activities having been undertaken, and it is probable that an outflow of economic benefits will be required to settle the obligation. The estimated future obligations include the costs of removing facilities and restoring the affected areas.

Onerous contracts

A provision for onerous contracts is recognised where the consolidated entity has a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Note 32 - Other financial liabilities (non-current)				
Derivative financial instruments - at fair value (Note 52)	35.6	91.7	21.1	37.5
Amounts owing to subsidiaries	-	-	591.9	-
	35.6	91.7	613.0	37.5

Amounts owing to subsidiaries are interest-bearing and are for loans made in the ordinary course of business on normal commercial terms and conditions for an indefinite period.

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Note 33 - Other liabilities (non-current)				
Unearned revenue	1.0	1.1	-	-
Other	24.7	0.2	18.2	-
	25.7	1.3	18.2	-
Note 34 - Issued capital				
433,555,467 (2006: 2) fully paid ordinary shares	3,858.9	-	3,858.9	-

Movement in fully paid ordinary shares		2007 Number of shares	2006 Number of shares	2007 $m	2006 $m
Balance at beginning of financial year		2	2	-	-
Issue of ordinary shares on demerger	(a)	377,005,465	-	2,940.7	-
Placement of ordinary shares	(b)	56,550,000	-	933.1	-
Transaction costs, net of related income tax	(c)	-	-	(14.9)	-
Balance at end of financial year		433,555,467	2	3,858.9	-

(a) On 25 October 2006, 377,005,465 shares were issued to the shareholders of The Australian Gas Light Company in settlement of the intergroup payable to The Australian Gas Light Company on the demerger of AGL Energy Limited (refer Note 43).

(b) On 27 February 2007, 56,550,000 shares were issued at $16.50 per share following an institutional share placement.

(c) Transaction costs, net of related income tax represent the costs associated with the share placement.

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding-up of the Parent Entity in proportion to the number of shares held. Every ordinary shareholder present at a meeting of the Parent Entity in person or by proxy, is entitled to one vote per share.

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Note 35 - Reserves				
Foreign currency translation	(9.6)	8.3	-	-
Employee equity benefits	0.7	-	0.7	-
Hedging	2,144.3	(25.6)	3.2	(0.1)
Other	2.1	-	-	-
	2,137.5	(17.3)	3.9	(0.1)
Movement in reserves				
Foreign currency translation				
Balance at beginning of financial year	8.3	-	-	-
Adjustment on acquisition of subsidiaries and associates in respect of the AGL Energy Limited demerger	10.1	-	-	-
Translation of foreign operations	(78.1)	6.7	-	-
Net gain on hedge of net investment in foreign operations	70.8	2.3	-	-
Share of decrements in reserve attributable to associates	(0.1)	-	-	-
Deferred income tax	(20.6)	(0.7)	-	-
Balance at end of financial year	(9.6)	8.3	-	-

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations, as well as from the translation of liabilities that hedge the net investment in foreign operations.

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Note 35 - Reserves (continued)				
Employee equity benefits				
Balance at beginning of financial year	-	-	-	-
Share-based payments	0.7	-	0.7	-
Balance at end of financial year	0.7	-	0.7	-

The employee equity benefits reserve is used to record the value of equity benefits provided to employees and directors as part of their remuneration. Amounts are transferred out of the reserve and into issued capital when the benefits have vested. Refer to Note 48 for further information on share-based payment plans.

Hedging				
Balance at beginning of financial year	(25.6)	-	(0.1)	-
Adjustment on acquisition of subsidiaries and associates in respect of the AGL Energy Limited demerger	92.9	-	-	-
Cash flow hedges gain/(loss) taken to equity	3,482.2	(53.6)	4.6	(0.1)
Cash flow hedges gain/(loss) transferred to profit for the period	(257.9)	-	0.1	-
Share of decrements in reserve attributable to associates	(176.2)	-	-	-
Deferred income tax	(971.1)	28.0	(1.4)	-
Balance at end of financial year	2,144.3	(25.6)	3.2	(0.1)

The hedging reserve represents the effective portion of the cumulative net change in the fair value of cash flow hedging instruments related to hedged transactions that have not yet occurred.

Other				
Balance at beginning of financial year	-	-	-	-
Adjustment on acquisition of jointly controlled entities in respect of the AGL Energy Limited demerger	0.1	-	-	-
Share of net increments in reserve attributable to associates and jointly controlled entities	2.0	-	-	-
Balance at end of financial year	2.1	-	-	-

The other reserve represents the consolidated entity's share of the reserves of associates and jointly controlled entities.

Note 36 - Retained earnings				
Balance at beginning of financial year	23.4	-	4.3	-
Profit after tax attributable to shareholders of the Parent Entity	410.5	45.6	233.3	4.3
Dividends paid or provided (Note 10)	(35.8)	-	(35.8)	-
Adjustment on acquisition of subsidiaries, associates and jointly controlled entities in respect of the AGL Energy Limited demerger	111.0	(22.2)	-	-
Actuarial gain on defined benefit superannuation plans, net of tax	6.9	-	6.9	-
Share of actuarial gain on defined benefit superannuation plans attributable to associates	5.2	-	-	-
Balance at end of financial year	521.2	23.4	208.7	4.3

	Consolidated 2007 cents	Consolidated 2006 cents
Note 37 - Earnings per share (EPS)		
Basic earnings per share	**148.5**	- (a)
Diluted earnings per share	**148.5**	- (a)
EPS before significant items		
Basic earnings per share	**179.6**	- (a)
Diluted earnings per share	**179.5**	- (a)

(a) The weighted average number of ordinary shares was 2 and basic and diluted EPS including and excluding significant items was 2,277,712,150 cents per share.

Basic and diluted earnings per share

The earnings and weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share are as follows:

	2007 $m	2006 $m
Earnings used to calculate basic and diluted EPS -		
Profit after tax attributable to shareholders of the Parent Entity	**410.5**	45.6
Add back significant items after income tax	**85.9**	-
Earnings used to calculate basic and diluted EPS before significant items	**496.5**	45.6

	2007 No. millions	2006 No. millions
Weighted average number of ordinary shares used in the calculation of basic EPS	**276.4**	-
Effect of dilution - LTIP share performance rights	**0.2**	-
Weighted average number of ordinary shares used in the calculation of diluted EPS	**276.6**	-

	Consolidated		Parent Entity	
	2007	2006	**2007**	2006
	$m	$m	**$m**	$m
Note 38 - Capital and other expenditure commitments				
Capital expenditure contracted for at reporting date but not provided for and payable:				
Property, plant and equipment	**182.1**	0.7	-	-
Consolidated entity's share of joint venture operations	**0.6**	3.3	-	-
Consolidated entity's share of associates	-	-	-	-
Consolidated entity's share of jointly controlled entities	**3.0**	-	-	-
	185.7	4.0	-	-
Not later than one year	**74.8**	4.0	-	-
Later than one year but not later than five years	**110.9**	-	-	-
Later than five years	-	-	-	-
	185.7	4.0	-	-
Other expenditure contracted for at reporting date but not provided for and payable:				
Exploration expenditure	**3.8**	-	-	-
Other	**31.6**	-	-	-
	35.4	-	-	-
Not later than one year	**19.0**	-	-	-
Later than one year but not later than five years	**15.3**	-	-	-
Later than five years	**1.1**	-	-	-
	35.4	-	-	-

Note 39 - Lease commitments

Finance lease liabilities	Minimum future lease payments 2007 $m	Present value of payments 2007 $m	Minimum future lease payments 2006 $m	Present value of payments 2006 $m
Consolidated				
Not later than one year	0.4	0.3	34.6	0.1
Later than one year but not later than five years	1.0	0.9	147.0	10.3
Later than five years	178.7	7.9	716.2	269.2
Minimum future lease payments*	180.1	9.1	897.8	279.6
Less future finance charges	(171.0)	-	(618.2)	-
Present value of minimum lease payments	9.1	9.1	279.6	279.6
Included in the financial statements as:				
Current borrowings (Note 26)		0.3		0.1
Non-current borrowings (Note 30)		8.8		279.5
		9.1		279.6

* Minimum future lease payments includes the aggregate of all lease payments and any guaranteed residual.

The Parent Entity has no finance lease liabilities.

Finance leases comprise leases of property, plant and equipment. There are no contingent rental payments due or payable. There are no renewal or purchase options, escalation clauses or restrictions imposed by lease arrangements concerning dividends, additional debt and further leasing.

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Operating leases				
Non-cancellable operating lease rentals are payable as follows:				
Not later than one year	9.5	6.5	4.9	-
Later than one year but not later than five years	43.4	17.9	21.2	-
Later than five years	61.9	5.3	31.0	-
	114.8	29.7	57.1	-

Operating leases principally comprise leases of office space. There are no contingent rental payments due or payable. There are no purchase options and escalation clauses or restrictions imposed by lease arrangements concerning dividends, additional debt and further leasing. Various operating leases have standard lease renewal options.

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Note 40 - Contingent liabilities and contingent assets				
Contingent liabilities				
Guarantees and warranties in respect of subsidiaries	15.9	-	246.2	-
Contingent consideration under contract (a)	51.0	92.2	-	-
	66.9	92.2	246.2	-

(a) Contingent consideration under contract consists of the contingent payment of up to $51.0 million which will be made if additional reserves are proven in the Camden Gas Project area by 31 December 2008, based upon an agreed reserve formula with reserves verified by an independent external expert. The $41.2 million contingent consideration as at 30 June 2006 in respect of the final payment on the PNG Upstream Gas project has lapsed as a result of the PNG project not proceeding.

Other contingent liabilities

Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the Directors of the Parent Entity believe that any resultant liability will not materially affect the financial position of the consolidated entity.

The Parent Entity has undertaken to provide financial support, as and when required, to certain wholly-owned subsidiaries, so as to enable those entities to pay their debts as and when such debts become due and payable.

The Parent Entity has provided warranties and indemnities to certain third parties in relation to the performance of contracts by various wholly-owned subsidiaries.

Contingent assets

There are no contingent assets for the consolidated entity or the Parent Entity.

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$000	$000	$000	$000
Note 41 - Remuneration of auditors				
Auditor of the Parent Entity				
Audit and review of financial reports	795	297	200	-
Other regulatory audit services	32	-	-	-
Investigating Accountants Report for share placement prospectus	100	-	100	-
Audit and review of Certified Working Capital Statements for demerger	252	-	252	-
Review of Directors forecasts for AGL Supplementary Scheme booklet	21	-	21	-
AGL redaction process assistance	136	-	136	-
	1,336	297	709	-
Other auditors				
Audit and review of financial reports	39	-	-	-

The auditor of AGL Energy Limited is Deloitte Touche Tohmatsu.

Other auditors includes international associates of Deloitte Touche Tohmatsu Australia.

Note 42 - Subsidiaries

	Note	Country of Incorporation	Ownership interest 2007 %	2006 %
Parent entity				
AGL Energy Limited		Australia		
Subsidiaries				
AGL Limited	(b)	New Zealand	100	-
AGL ACT Retail Investments Pty Limited	(a)(c)	Australia	100	-
AGL Chile Operations SA	(c)	Chile	100	-
AGL Corporate Services Pty Limited	(a)(c)	Australia	100	-
AGL Electricity (VIC) Pty Limited	(a)(c)	Australia	100	-
AGL Energy Limited	(b)	New Zealand	100	-
AGL Energy Foundation Limited	(d)(h)	Australia	100	-
AGL Energy Sales & Marketing Limited	(a)	Australia	100	100
AGL Energy Services Pty Limited	(a)	Australia	100	100
AGL Energy Services (Queensland) Pty Limited (formerly Powerdirect Utility Services Pty Ltd)	(a)(b)	Australia	100	-
AGL Finance Pty Limited	(a)(c)	Australia	100	-
AGL Gas Developments (Hunter) Pty Limited	(a)	Australia	100	100
AGL Gas Developments (PNG) Pty Limited	(a)	Australia	100	100
AGL Gas Developments (Sydney) Pty Limited	(a)	Australia	100	100
AGL Gas Production (Camden) Pty Limited	(a)	Australia	100	100
AGL Gas Trading Pty Limited	(a)	Australia	100	100
AGL HP1 Pty Limited		Australia	100	100
AGL HP2 Pty Limited		Australia	100	100
AGL HP3 Pty Limited		Australia	100	100
AGL Hydro Maintenance Services Pty Limited	(h)	Australia	100	100
AGL Hydro Operations Pty Limited		Australia	100	100
AGL Hydro Partnership		Australia	100	100
AGL International	(c)	Cayman Islands	100	-
AGL Pipelines Investments Pty Limited	(a)(c)	Australia	100	-
AGL Pipelines Investments (QLD) Pty Limited	(a)(c)	Australia	100	-
AGL Power Generation (Brown Hill Pty Limited	(c)(e)	Australia	-	-
AGL Power Generation (NSW) Pty Limited	(a)	Australia	100	100
AGL Power Generation (QLD) Pty Limited	(a)	Australia	100	100
AGL Power Generation (SA) Pty Limited	(c)(f)	Australia	100	-
AGL Power Generation (Victoria) Pty Limited	(a)(c)	Australia	100	-
AGL Retail Energy Limited	(a)	Australia	100	100
AGL Sales Pty Limited	(a)(c)	Australia	100	-
AGL Sales (Queensland) Pty Limited (formerly Sun Gas Retail Pty Ltd)	(a)(b)	Australia	100	-
AGL Sales (Queensland Electricity) Pty Limited (formerly Powerdirect Australia Pty Ltd)	(b)	Australia	100	-
AGL Share Plan Pty Limited	(c)	Australia	100	-
AGL (SHL) Pty Limited		Australia	100	100
AGL South Australia Pty Limited	(a)(c)	Australia	100	-
AGL Southern Hydro Holdings Pty Limited		Australia	100	100
AGL Southern Hydro Investments Pty Ltd		Australia	100	100
AGL Southern Hydro Pty Limited		Australia	100	100
AGL Southern Hydro (NSW) Pty Limited		Australia	100	100

Note 42 - Subsidiaries (continued)

	Note	Country of incorporation	Ownership interest 2007 %	2006 %
AGL Utility Services Pty Limited	(a)(c)	Australia	100	-
AGL Wholesale Gas Limited	(a)(c)	Australia	100	-
AGL Wholesale Gas (SA) Pty Limited	(c)	Australia	100	-
Australian Energy Ltd	(b)	Australia	100	-
Australian Energy Services Pty Ltd	(b)(g)	Australia	-	-
Dollar Wind Farm Pty Limited		Australia	100	100
Dual Fuel Systems Pty Limited	(a)(c)	Australia	100	-
EdgeCap Pty Limited	(c)(h)	Australia	100	-
Empresa de Gas de la V Region SA	(c)	Chile	100	-
Essential Energy Services Pty Ltd	(a)	Australia	100	100
H C Extractions Pty Limited	(a)	Australia	100	100
Inversiones AGL Chile Limitada	(c)	Chile	100	-
Macarthur Wind Farm Pty Ltd		Australia	100	100
Powerdirect Pty Ltd	(b)	Australia	100	-
Victorian Energy Pty Limited	(a)(c)	Australia	100	-

(a) These wholly-owned subsidiaries are parties to a Deed of Cross Guarantee as detailed in Note 45.

(b) Acquired during the financial year.

(c) Acquired during the financial year from The Australian Gas Light Company prior to completion of the demerger transaction.

(d) Incorporated during the financial year.

(e) Disposed during the financial year.

(f) In voluntary liquidation.

(g) Deregistered during the financial year.

(h) Voluntary deregistration in progress.

Note 43 - Acquisition of subsidiaries and businesses

AGL Energy Limited demerger

On 26 April 2006, The Australian Gas Light Company and Alinta Limited agreed to merge their respective infrastructure businesses. The Australian Gas Light Company and Alinta Limited subsequently signed a relationship deed dealing with transitional and commercial issues arising from the proposed implementation of an AGL Scheme of Arrangement and an Alinta Scheme of Arrangement.

On 6 October 2006, The Australian Gas Light Company and Alinta Limited shareholders approved the merger of AGL's infrastructure assets with Alinta and the subsequent separation of AGL Energy Limited as a separate listed entity. This was subsequently approved by the Federal Court of Australia on 9 October 2006, and AGL Energy Limited began trading on the Australian Securities Exchange on 12 October 2006.

On 25 October 2006, AGL Energy Limited successfully separated from The Australian Gas Light Company as a result of the merger of The Australian Gas Light Company's infrastructure business assets with Alinta Limited. In preparation for the transaction a number of internal restructuring transactions took place whereby AGL Energy Limited acquired 100% of the issued capital of certain entities from The Australian Gas Light Company. The entities were acquired during the current and preceding periods for consideration equal to the book value of the underlying net assets of the entities acquired and settled via intergroup payables which were subsequently converted to share capital (refer Note 34). This transaction is not reflected in the cash flow statement. The aggregate book value of the net assets acquired by AGL Energy Limited was $561 million (2006: $18 million).

The following pro forma financial information has been calculated based on and assuming the entities involved in the demerger were subsidiaries for the entire twelve month periods ended 30 June 2006 and 30 June 2007:

	2007 $m	2006 $m
Revenue	**4,773.9**	3,890.0
EBIT	**902.6**	552.0
Net profit after tax	**552.3**	401.0

Acquisition of Sun Gas Retail

On 1 February 2007, the consolidated entity acquired 100% of the issued capital of Sun Gas Retail Pty Ltd from the Queensland Government, for $74.2 million including costs directly attributable to the acquisition of $2.5 million. The business included approximately 70,800 residential and industrial and commercial gas customers located primarily in south-east Queensland.

From the date of acquisition, the business has contributed $3.8 million to operating profit before finance costs and income tax. It is not practicable to determine the profit or revenue for the consolidated entity as if the acquisition had taken place at the beginning of the year due to the complexity in the management of the gas portfolio and the level of history available from which to determine and analyse seasonality.

Acquisition of Powerdirect

On 1 March 2007, the consolidated entity acquired 100% of the issued capital of Powerdirect Australia Pty Ltd and Powerdirect Utility Services Pty Ltd from the Queensland Government, for $1,234.0 million including costs directly attributable to the acquisition of $5.8 million. The business included approximately 473,200 residential, small-to-medium enterprise and industrial and commercial electricity customers located primarily in south-east Queensland.

From the date of acquisition, the business has contributed $20.0 million to operating profit before finance costs, income tax and mark to market adjustments on derivative instruments. It is not practicable to determine the profit or revenue for the consolidated entity as if the acquisition had taken place at the beginning of the year because AGL manages its electricity price risk as a portfolio. This means that the electricity hedging transactions undertaken by AGL prior to the acquisition of Powerdirect would have been different had it owned Powerdirect. Furthermore, it is not possible to determine the electricity hedging contracts that existed within Powerdirect as of 1 July 2006 but had expired prior to the acquisition date.

Acquisition of Southern Hydro

In the previous financial year, the consolidated entity acquired 100% of the share capital of Meridian Energy Australia Holdings Ltd on 30 November 2005, an unlisted company that owned the Southern Hydro group which had one of the largest renewable hydro and electricity generation portfolios in Australia.

The provisional fair value of the identifiable assets and liabilities of each acquisition as at the respective dates of acquisition are:

Note 43 - Acquisition of subsidiaries and businesses (continued)

	Sun Gas Retail		Powerdirect			Southern Hydro
	Book value at acquisition 2007 $m	Fair value on acquisition 2007 $m	Book value at acquisition 2007 $m	Fair value on acquisition 2007 $m	Total fair value on acquisition 2007 $m	Fair value on acquisition 2006 $m
Assets						
Cash and cash equivalents	-	-	-	-	-	11.0
Trade and other receivables	27.3	26.2	215.2	196.0	**222.2**	52.4
Inventories	0.1	0.1	0.8	0.8	**0.9**	0.2
Other assets	-	-	1.9	1.9	**1.9**	1.4
Other financial assets	-	-	364.7	222.3	**222.3**	41.7
Property, plant and equipment	2.2	0.4	51.3	49.5	**49.9**	701.2
Intangible assets	-	46.9	43.3	236.2	**283.1**	301.2
Deferred tax assets	0.3	-	90.5	-	-	28.1
	29.9	73.6	767.7	706.7	**780.3**	1,137.2
Liabilities						
Trade and other payables	18.2	19.0	229.0	222.6	**241.6**	41.0
Borrowings	4.4	4.4	24.1	24.1	**28.5**	6.9
Provisions	0.4	0.4	1.8	1.8	**2.2**	11.9
Deferred tax liabilities	5.6	-	135.8	-	-	68.6
Other financial liabilities	-	-	234.9	70.1	**70.1**	80.6
	28.6	23.8	625.6	318.6	**342.4**	209.0
Fair value of identifiable net assets	1.3	49.8	142.1	388.1	**437.9**	928.2
Goodwill on acquisition		24.4		845.9	**870.3**	523.2
		74.2		1,234.0	**1,308.2**	1,451.4
Consideration:						
Cash paid including directly attributable costs		74.2		1,234.0	**1,308.2**	1,451.4
The net cash outflow on acquisition is as follows:						
Cash paid including directly attributable costs		74.2		1,234.0	**1,308.2**	1,451.4
Less net cash acquired		-		(0.7)	**(0.7)**	11.0
Net cash outflow		74.2		1,234.7	**1,308.9**	1,440.4

The amounts recognised on acquisition above represent provisional assessments of the fair values of assets and liabilities acquired. These amounts will be finalised within twelve months from the respective date for each acquisition.

The deferred tax assets and deferred tax liabilities in the financial statements of the Sun Gas Retail and Powerdiect entities at the time of acquisition relate to temporary differences which ceased to exist when these entities transitioned from Queensland Government ownership and the National Tax Equivalent Regime to being members of the AGL Energy Limited tax-consolidated group.

Subject to the finalisation of the provisional acquisition accounting, all identifiable intangible assets have been recognised separately from goodwill. Goodwill arises from various portfolio benefits that will arise from integrating the activities of the Powerdirect and Sun Gas Retail businesses with that of AGL. The acquisition has augmented AGL's position as the largest energy retailer in Australia and enhanced its competitive position by reducing average cost per account across the entire retail business. The addition of a Queensland retail portfolio base will support future generation developments and participation in any future privatisation of generation facilities in Queensland.

Note 44 - Jointly controlled operations and assets

Joint venture/area	Principal activities	Output interest 2007 %	Output interest 2006 %
Camden Gas Project	Gas production and exploration	50.0	50.0
Sydney Basin Exploration	Gas exploration	50.0	50.0
Hunter Exploration	Gas exploration	50.0	50.0
Moranbah Gas Project	Gas production and exploration	50.0	-
Moranbah Exploration	Gas exploration	50.0	-
PNG - PDL 2 (Kutubu, Moran, SE Mananda)	Oil production	11.9	11.9
PNG - PDL 4 (Gobe Main, SE Gobe)	Oil production	66.7	66.7
PNG - Moran Unit	Oil production	5.4	5.4
PNG - SE Gobe Unit	Oil production	27.3	27.3
PNG - PL 2 Kutubu Pipeline	Oil transportation	11.9	11.9
PNG - PL 3 Gobe Pipeline	Oil transportation	47.0	47.0

The consolidated entity's interest in assets employed in the above jointly controlled operations and assets is detailed below. The amounts are included in the consolidated financial statements under their respective asset categories:

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Current assets				
Cash and cash equivalents	7.8	2.7	6.5	-
Trade and other receivables	22.7	1.0	2.1	-
Inventories	17.8	11.3	0.9	-
Other assets	4.5	0.7	-	-
Total current assets	52.8	15.7	9.5	-
Non-current assets				
Trade and other receivables	2.9	-	-	-
Exploration and evaluation assets	65.4	51.5	11.8	-
Oil and gas assets	505.1	487.8	104.4	10.7
Property, plant and equipment	16.2	13.2	-	-
Other assets	2.2	2.2	-	-
Total non-current assets	591.8	554.7	116.2	10.7
Total assets	644.6	570.4	125.7	10.7

The consolidated entity's share of capital expenditure commitments and contingent liabilities of jointly controlled operations are disclosed in Notes 38 and 40 respectively.

Note 45 - Deed of cross guarantee

Pursuant to ASIC Class Order 98/1418, certain wholly-owned subsidiaries as identified in Note 42 (other than AGL Sales Pty Limited and AGL South Australia Pty Limited) are relieved from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports.

As a condition of the Class Order, the Parent Entity and each of the identified subsidiaries (Closed Group) entered into a Deed of Cross Guarantee on 28 June 2007. The effect of the Deed is that Parent Entity will guarantee to each creditor, payment in full of any debt in the event of winding up of any of the subsidiaries under certain provisions of the Corporations Act 2001. The subsidiaries have also given a similar guarantee in the event that the Parent Entity is wound up.

The consolidated income statement and balance sheet of the entities that are members of the Closed Group are as follows:

	Closed Group 2007 $m
Consolidated income statement	
Profit before income tax	602.2
Income tax expense	(178.0)
Profit after income tax	424.2
Retained earnings at beginning of financial year	9.7
Dividends paid or provided	(35.8)
Adjustment on acquisition of subsidiaries, associates and jointly controlled entities in respect of the AGL Energy Limited demerger	139.4
Actuarial gain on defined benefit superannuation plans, net of tax	6.9
Share of gain recognised in retained earnings attributable to associates	5.2
Retained earnings at end of financial year	549.6

Note 45 - Deed of cross guarantee (continued)

	Closed Group 2007 $m
Consolidated balance sheet	
Current assets	
Cash and cash equivalents	242.6
Trade and other receivables	802.6
Inventories	25.3
Current tax assets	-
Other financial assets	2,963.0
Other assets	13.3
Non-current assets classified as held for sale	117.0
Total current assets	4,163.8
Non-current assets	
Trade and other receivables	1.4
Investments accounted for using the equity method	534.4
Exploration and evaluation assets	66.2
Oil and gas assets	505.1
Property, plant and equipment	155.0
Intangible assets	1,279.0
Other financial assets	4,956.8
Other assets	24.8
Total non-current assets	7,522.7
Total assets	11,686.5
Current liabilities	
Trade and other payables	839.5
Borrowings	390.2
Provisions	19.7
Current tax liabilities	45.1
Other financial liabilities	1,484.3
Other liabilities	0.6
Total current liabilities	2,779.4
Non-current liabilities	
Borrowings	2,002.9
Provisions	32.4
Deferred tax liabilities	782.7
Other financial liabilities	531.1
Other liabilities	25.7
Total non-current liabilities	3,374.8
Total liabilities	6,154.2
Net assets	5,532.3
Equity	
Issued capital	3,858.9
Reserves	1,123.8
Retained earnings	549.6
	5,532.3

Note 46 - Key management personnel disclosures

AGL Energy Limited has applied the relief available under the Corporations Amendments Regulation 2M.6.04 issued on the 6 June 2006, which exempts listed companies from providing remuneration disclosures in relation to their key management personnel in their annual financial report as required by paragraphs Aus25.4 to Aus25.7.2 of AASB 124 *Related Party Disclosures*. These remuneration disclosures have been transferred to the remuneration report of the Directors' Report and have been audited.

Key management personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the consolidated entity and the Parent Entity, directly or indirectly, including the Directors of the Parent Entity.

The following persons were key management personnel of the consolidated entity and the Parent Entity during the financial year. Unless otherwise indicated these persons were key management personnel for the entire period.

Name	Position
Directors	
M R G Johnson	Chairman and Non-executive Director
D C K Allen	Non-executive Director
P Anthony	Managing Director
D P Craig	Non-executive Director (resigned 9 October 2006)
C J Hewson	Non-executive Director
J C R Maycock	Non-executive Director (appointed 9 October 2006)
S V McPhee	Non-executive Director (appointed 9 October 2006)
M G Ould	Non-executive Director
G J Reaney	Non-executive Director (appointed 5 July 2006)
Executives	
M A Fraser	Group General Manager Merchant Energy
P Frazer	Head of Group Business Development (appointed 3 October 2006)
G J Hayes	Chief Financial Officer (resigned 31 August 2006)
P M James	Group General Manager Retail Energy
S J Mikkelsen	Chief Financial Officer (appointed 1 September 2006)
M P McWilliams	Head of Corporate Support Services, Company Secretary (appointed 28 August 2006)
J F McAloon	Group Manager Corporate and External Services, Company Secretary (resigned 25 August 2006)

Total remuneration for key management personnel of the consolidated entity and the Parent Entity during the financial year is set out below:

	Consolidated		Parent Entity	
	2007	2006	**2007**	2006
Remuneration by category	**$**	$	**$**	$
Short-term employee benefits	**10,230,827**	6,019,395	**10,230,827**	6,019,395
Post employment benefits	**1,030,311**	630,895	**1,030,311**	630,895
Other long-term benefits	**-**	-	**-**	-
Termination benefits	**3,582,736**	-	**3,582,736**	-
Share-based payments	**8,781,327**	2,148,825	**8,781,327**	2,148,825
	23,625,201	8,799,115	**23,625,201**	8,799,115

Further details are contained in the remuneration report, found in the Directors' Report.

Note 46 - Key management personnel disclosures (continued)

Rights held by key management personnel

Details of movements during the financial year in the number of share performance rights (SPRs) held over ordinary shares of the Parent Entity held directly, indirectly or beneficially, by each key management person, including their related parties, are set out below:

2007 **Number of rights**	**Balance at beginning of the year**	**SPRs granted during the year (a,b)**	**Vested during the year**	**Lapsed during the year**	**Balance at end of the year**	**Vested and exercisable at end of the year**	**Vested but not exercisable at end of the year**
Directors							
P Anthony	-	187,801	-	-	187,801	-	-
Executives							
M A Fraser	-	13,209	-	-	13,209	-	-
P Frazer	-	-	-	-	-	-	-
P M James	-	10,725	-	-	10,725	-	-
S J Mikkelsen	-	16,285	-	-	16,285	-	-
M P McWilliams	-	3,423	-	-	3,423	-	-

(a) 187,801 SPRs were granted to Mr P Anthony on 8 November 2006. At the date of grant, 140,851 SPRs have a fair value of $4.88 and 46,950 SPRs have a fair value of $6.02. The SPRs will vest at no cost to Mr Anthony. Providing performance conditions are satisfied, 140,851 SPRs will vest on 1 September 2007 and 46,950 SPRs will vest on 1 September 2008.

(b) 16,285 SPRs were granted to an executive on 8 November 2006 and 27,357 SPRs were granted to executives on 1 April 2007. At the date of grant, 16,285 SPRs have a fair value of $6.60, 13,680 SPRs have a fair value of $5.81 and 13,677 SPRs have a fair value of $6.71. The SPRs will vest at no cost to the recipient. Providing performance conditions are satisfied, 13,680 SPRs will vest on 1 September 2008 and 29,962 SPRs will vest on 1 September 2009.

Details regarding the service and performance conditions that must be met before the SPRs vest with the recipient are included in Note 48.

The above table only includes SPRs granted to key management personnel under the new AGL Energy Long-Term Incentive Plan. Details of movements in share rights held by key management personnel under the old AGL Long-term Incentive Plan have not been included.

Note 46 - Key management personnel disclosures (continued)

Shareholdings of key management personnel

Details of movements during the financial year in the number of ordinary shares of the Parent Entity held directly, indirectly or beneficially, by each key management person, including their related parties, are set out below:

2007 Number of ordinary shares	Balance at beginning of the year	AGL Scheme of Arrangement (a)	AGL Share Purchase Plan (b)	Received on vesting of LTIP SPRs	Net change other	Balance at end of the year	Balance held nominally at end of the year
Directors							
M R G Johnson	-	204,003	6,065	-	-	210,068	-
D C K Allen	-	72,881	-	-	10,000	82,881	-
P Anthony	-	309,230	-	-	-	309,230	-
D P Craig (c)	-	3,645	-	-	(3,645)	-	-
C J Hewson	-	52,899	-	-	-	52,899	-
J C R Maycock	-	4,100	640	-	11,641	16,381	-
S V McPhee	-	1,200	-	-	2,000	3,200	-
M G Ould	-	14,365	579	-	-	14,944	-
G J Reaney	-	91,839	1,067	-	-	92,906	-
Executives							
M A Fraser	-	189,928	-	-	-	189,928	-
P Frazer	-	-	-	-	-	-	-
P M James	-	138,211	-	-	-	138,211	-
S J Mikkelsen	-	-	-	-	-	-	-
M P McWilliams	-	7,196	-	-	-	7,196	-

(a) Entitlement to ordinary shares under the AGL Scheme of Arrangement which became effective on 11 October 2006.

(b) Shares purchased during the financial year. Beneficial interest held subject to the conditions of the Plan.

(c) D P Craig resigned as a Director on 9 October 2006.

Loans to key management personnel

There are no loans between key management personnel and the Parent Entity or with any of its subsidiaries.

Other transactions with key management personnel and their personally related entities

There are no other transactions between key management personnel and the Parent Entity or with any of its subsidiaries other than the provision of gas and electricity.

Note 47 - Defined benefit superannuation plans

The consolidated entity makes contributions to three superannuation plans that provide defined benefit amounts to employees or their dependants upon retirement, resignation or death. Benefits are mostly in the form of a lump sum based on the employee's final average salary. These defined benefit plans are all closed to new members. All new members receive accumulation-only benefits.

The three plans are the SuperSolution Master Trust - AGL Division (SSMT), Equipsuper Fund (EF) and Electricity Industry Superannuation Scheme (EISS).

The Parent Entity, as the sponsoring employer for the consolidated entity, recognises the defined benefit obligations and expenses for all the plans. The consolidated entity also contributes to defined contribution superannuation plans for employees which are also provided by these plans. Contributions made to these plans are expensed as incurred.

On 25 October 2006, AGL Energy Limited separated from The Australian Gas Light Company as a result of the merger of The Australian Gas Light Company's infrastructure business assets with Alinta Limited. The net asset recognised in the balance sheet arising from defined benefit obligations for employees in these plans was transferred to AGL Energy Limited. Accordingly, comparative and historical information has not been disclosed.

(a) Amount recognised in the statement of recognised income and expense

The actuarial gain/(loss) incurred during the year and recognised in the statement of recognised income and expense was:

	SSMT		EF		EISS		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m
Actuarial gain/(loss)	0.8	-	3.9	-	5.2	-	9.9	-
Tax effect	(0.2)	-	(1.2)	-	(1.6)	-	(3.0)	-
Actuarial gain/(loss)	0.6	-	2.7	-	3.6	-	6.9	-
The cumulative actuarial gain/(loss) recognised in the statement of recognised income and expense	0.6	-	2.7	-	3.6	-	6.9	-
(b) Amounts recognised in the income statement								
Current service cost	1.1	-	0.5	-	2.1	-	3.7	-
Interest cost	1.2	-	1.0	-	0.4	-	2.6	-
Expected return on plan assets	(1.8)	-	(1.6)	-	(0.6)	-	(4.0)	-
Effect of curtailments and settlements	-	-	-	-	1.1	-	1.1	-
Total expense recognised in the income statement as part of employee benefits expense (Note 8)	0.5	-	(0.1)	-	3.0	-	3.4	-
Actual return on plan assets	3.9	-	3.7	-	2.6	-	10.2	-
(c) Movements in the present value of the defined benefit obligations								
Opening defined benefit obligations	-	-	-	-	-	-	-	-
Liabilities assumed through an internal restructure	39.2	-	31.3	-	20.0	-	90.5	-
Current service cost	1.1	-	0.5	-	2.1	-	3.7	-
Interest cost	1.2	-	1.0	-	0.4	-	2.6	-
Contributions by plan participants	0.1	-	0.3	-	0.3	-	0.7	-
Actuarial loss/(gain)	1.3	-	(1.9)	-	(3.3)	-	(3.9)	-
Benefits paid	(17.1)	-	(4.3)	-	(0.1)	-	(21.5)	-
Net transfers in/(out)	-	-	(0.4)	-	0.5	-	0.1	-
Contributions to accumulation section	-	-	-	-	0.1	-	0.1	-
Curtailments	-	-	-	-	1.1	-	1.1	-
Settlements	-	-	-	-	(10.5)	-	(10.5)	-
Closing defined benefit obligations	25.8	-	26.5	-	10.6	-	62.9	-

Note 47 - Defined benefit superannuation plans (continued)

	SSMT		EF		EISS		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m
(d) Movements in the fair value of plan assets								
Opening fair value of plan assets	-	-	-	-	-	-	-	-
Assets acquired through an internal restructure	45.1	-	36.3	-	21.7	-	103.1	-
Expected return on plan assets	1.8	-	1.6	-	0.6	-	4.0	-
Actuarial gain/(loss)	2.1	-	2.0	-	1.9	-	6.0	-
Employer contributions	1.0	-	-	-	-	-	1.0	-
Contributions by plan participants	0.1	-	0.3	-	0.3	-	0.7	-
Benefits paid	(17.1)	-	(4.3)	-	(0.1)	-	(21.5)	-
Net transfers in/(out)	-	-	(0.4)	-	0.5	-	0.1	-
Contributions to accumulation section	-	-	-	-	0.1	-	0.1	-
Settlements	-	-	-	-	(10.5)	-	(10.5)	-
Closing fair value of plan assets	33.0	-	35.5	-	14.5	-	83.0	-

The consolidated entity expects to contribute $1.4 million to its defined benefit plans in the year ended 30 June 2008 based on current membership levels.

The fair value of plan assets does not include any amounts relating to any property occupied by, or other assets used by, the consolidated entity. Less than 0.5% of the fair value of the plan assets in the SuperSolution Master Trust - AGL Division comprises ordinary shares in the Parent Entity.

The expected return on plan assets is determined by weighting the expected long-term return for each asset class by the target allocation of assets to each class and allowing for correlations of the investment returns between asset classes. The returns used for each asset class are net of investment tax and investment fees. An allowance for administration expenses has been deducted from the expected return.

(e) Assets and liabilities recognised in the balance sheet

	SSMT		EF		EISS		Total	
	2007	2006	2007	2006	2007	2006	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m
Fair value of plan assets	33.0	-	35.5	-	14.5	-	83.0	-
Present value of the defined benefit obligations	(25.8)	-	(26.5)	-	(10.6)	-	(62.9)	-
Net asset/(liability) at end of year	7.2	-	9.0	-	3.9	-	20.1	-
Net asset/(liability) at beginning of year	-	-	-	-		-	-	-
Net asset acquired through internal restructure	5.9	-	5.0	-	1.7	-	12.6	-
Expense recognised in the income statement	(0.5)	-	0.1	-	(3.0)	-	(3.4)	-
Amount recognised in retained earnings	0.8	-	3.9	-	5.2	-	9.9	-
Employer contributions	1.0	-	-	-	-	-	1.0	-
Net asset/(liability) at end of year	7.2	-	9.0	-	3.9	-	20.1	-
(f) Historical information								
Present value of the defined benefit obligations	(25.8)	-	(26.5)	-	(10.6)	-	(62.9)	-
Fair value of plan assets	33.0	-	35.5	-	14.5	-	83.0	-
Surplus/(deficit) in plan	7.2	-	9.0	-	3.9	-	20.1	-
Experience adjustments on plan assets	2.1	-	2.0	-	1.9	-	6.0	-
Experience adjustments on plan liabilities	1.7	-	0.8	-	2.5	-	5.0	-

Note 47 - Defined benefit superannuation plans (continued)

(g) Plan assets

The percentage invested in each asset class at the reporting date:

	SSMT		EF		EISS	
	2007	2006	2007	2006	2007	2006
	%	%	%	%	%	%
Australian equities	33.0	-	39.0	-	34.0	-
International equities	30.0	-	23.0	-	21.0	-
Fixed interest securities	24.0	-	17.0	-	13.0	-
Property	8.0	-	13.0	-	14.0	-
Cash	2.0	-	8.0	-	18.0	-
Other	3.0	-	-	-	-	-

(h) Principal actuarial assumptions

The principal actuarial assumptions at the reporting date (expressed as weighted averages):

	SSMT 2007	SSMT 2006	EF 2007	EF 2006	EISS 2007	EISS 2006
Discount rate (after tax) active members	6.2	-	5.3	-	5.3	-
Discount rate (after tax) pensioners	-	-	-	-	6.3	-
Expected return on plan assets - active members	6.5	-	7.0	-	6.4	-
Expected return on plan assets - pensioners	-	-	-	-	6.9	-
Expected salary increase rate	4.0	-	4.0	-	4.0	-
Expected pension increase rate	-	-	-	-	2.5	-

(i) SuperSolution Master Trust - AGL Division

Net surplus/(deficit)

The following table shows the net surplus/(deficit) of the Plan as at the date of the most recent actuarial valuation, as determined in accordance with AAS 25 *Financial Reporting by Superannuation Plans*. These figures are calculated for funding purposes and are used to determine the required level of employer contributions.

	30 June 2004
	$m
Net market value of plan assets	131.9
Accrued benefits	(129.1)
Net surplus	2.8

Contribution recommendations

Contribution recommendations occur in accordance with the SuperSolution Master Trust funding policy. Based on this policy and the actuarial valuation at 30 June 2004, the actuary has recommended the following contribution rates until the next actuarial valuation due 30 June 2007:

11.2% of salary for Division C contributory members;
8.6% of salary for Division C non-contributory members;
13.2% of salary for Division G contributory members;
9.7% of salary for Division G non-contributory members;
24.4% of salary for Division E members; and
25.7% of salary for Division D members.

Funding method

The method used to determine the employer contribution recommendation is the Projected Unit Credit Method. This method aims to meet the cost of benefits each year as they accrue for members of the Plan in that year.

Economic assumptions

The economic assumptions adopted for the last actuarial review at 30 June 2004 of the Plan were:

Discount rate	6.5%
Expected salary increase rate	3.5%

Nature of asset/liability

The consolidated entity has recognised an asset in the balance sheet in respect of its defined benefit superannuation arrangements. Subject to approval of the trustee and based on the advice of the actuary, any surplus that arises may be used by the consolidated entity to reduce its contributions to the Plan for a period or for a contribution holiday.

There is no legal liability for the consolidated entity to make up any deficit that may arise. In the event that the Plan is terminated then the trustee is to determine the portion of assets held in the Plan for each member after seeking advice of the actuary and having regard to minimum benefits.

Note 47 - Defined benefit superannuation plans (continued)

(j) Equipsuper Fund

Net surplus/(deficit)

The following table shows the net surplus/(deficit) of the Plan as at the date of the most recent actuarial valuation, as determined in accordance with AAS 25 *Financial Reporting by Superannuation Plans* . These figures are calculated for funding purposes and are used to determine the required level of employer contributions.

	30 June 2006
	$m
Net market value of plan assets	87.4
Accrued benefits	(74.5)
Net surplus	12.9

Contribution recommendations

Contribution recommendations occur in accordance with the Equipsuper contribution and funding policy after the update of the employer benefit accounts each six months. The last such update occurred as at 30 June 2006. The current minimum recommended contribution rate is nil.

Funding method

The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding method. The method adopted affects the timing of the cost to the employer.

Under the Target Funding method, the employer contribution rate is set at a level such that the Plan's assets are expected to equal 105% of the Plan's liabilities on the actuarial funding basis within 5 years.

Economic assumptions

The economic assumptions adopted for the last actuarial review at 30 June 2005 of the Plan were:

Expected return on plan assets	7.0%
Expected salary increase rate	4.5%

Nature of asset/liability

The consolidated entity has recognised an asset in the balance sheet in respect of its defined benefit superannuation arrangements. As a surplus currently exists in the Plan, the consolidated entity is able to benefit from it in the form of a reduction in the required contribution rate, based on the advice of the Plan's actuary.

The Company may at any time by notice to the trustee terminate its contributions. The consolidated entity has a liability to pay the monthly contributions due prior to the effective date of the notice, but there is no requirement pay any further contributions, irrespective of the financial condition of the Plan.

Note 47 - Defined benefit superannuation plans (continued)

(k) Electricity Industry Superannuation Scheme

Net surplus/(deficit)

The following table shows the net surplus/(deficit) of the Plan as at the date of the most recent actuarial valuation, as determined in accordance with AAS 25 *Financial Reporting by Superannuation Plans*. These figures are calculated for funding purposes and are used to determine the required level of employer contributions.

	30 June 2005
	$m
Net market value of plan assets	19.4
Accrued benefits	(16.6)
Net surplus	2.8

Contribution recommendations

The current recommended contribution rate, as amended since the report on the most recent actuarial valuation of the Plan at 30 June 2005 is nil.

Funding method

The method used to determine the employer contribution recommendations at the last actuarial review was the Target Funding method. The method adopted affects the timing of the cost to the employer.

Under the Target Funding method, the employer contribution rate is set at a level such that the Plan's assets are expected to exceed the Plan's liabilities by a specified margin within a specified period of time.

Economic assumptions

The economic assumptions adopted for the last actuarial review at 30 June 2005 of the Plan were:

Expected return on plan assets - active members	6.7%
Expected return on plan assets - pensioners	7.2%
Expected salary increase rate	4.5%
Expected pension increase rate	3.0%

Nature of asset/liability

The consolidated entity has recognised an asset in the balance sheet in respect of its defined benefit superannuation arrangements. If a surplus exists in the Plan, the consolidated entity may be able to benefit from it in the form of a reduction in the required contribution rate or a contribution holiday. Any reduction in contributions would normally be implemented only after advice from the Plan's actuary. On wind up of the Plan, the consolidated entity may benefit from any surplus.

The Plan does not impose a legal liability on the consolidated entity to cover any deficit that may arise in the Plan. If the Plan were wound up, there would be no legal obligation on the consolidated entity to make good any shortfall (if any). The trust deed of the Plan states that if the Plan winds up or the employer withdraws from the Plan, the remaining assets are to be distributed as set out in the trust deed following receipt of any contributions receivable.

(l) Defined contribution superannuation plans

The consolidated entity makes contributions to a number of defined contribution superannuation plans. The amount recognised as an expense for the financial year ended 30 June 2007 was $7.1 million (2006: $0.8 million).

Note 48 - Share-based payment plans

The Parent Entity has the following share-based payment plans:

- AGL Energy Share Reward Plan;
- AGL Energy Share Purchase Plan; and
- AGL Energy Long-Term Incentive Plan.

AGL Energy Share Reward Plan

The AGL Energy Limited Board of Directors approved the AGL Energy Share Reward Plan on 5 October 2006. Under the Plan, each eligible employee will be invited on an annual basis to acquire up to $1,000 worth of fully paid ordinary shares in the Parent Entity for no consideration, subject to the satisfaction of performance hurdles set by the Board of Directors. Eligible employees include full-time or permanent part-time employees (other than Directors) of entities in the consolidated entity who have completed 12 months continuous service (or such lesser period as the Board determines) and who have attained the age of 18 years. Casual employees and employees who are resident overseas can only participate at the Board's discretion.

The trustee of the Plan applies amounts contributed by entities in the consolidated entity in purchasing shares on behalf of participating employees in the ordinary course of trading on the ASX; or subscribing for shares on behalf of the participating employees. All shares acquired by the trustee will be acquired at the market value of the shares.

Market value means in relation to a subscription for shares, the weighted average of the prices at which the Parent Entity's ordinary shares are traded on the ASX during the 5 business days up to and including the day on which the subscription occurs. Market value In relation to a purchase of shares means the price at which the shares are actually acquired in the ordinary course of trading on the ASX.

Plan shares may not be disposed before the earlier of three years after the date of acquisition or the date on which the participating employee ceases to be employed by the consolidated entity. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the Plan shares and to implement procedures to prevent any dealing with those shares.

Plan shares rank pari passu in all respects with all other shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other shares.

No shares were purchased or issued under the Plan during the financial year ended 30 June 2007.

AGL Energy Share Purchase Plan

The AGL Energy Limited Board of Directors approved the AGL Energy Share Purchase Plan on 5 October 2006. Under the Plan, the Board may in its absolute discretion, from time to time invite any eligible employees to acquire fully paid ordinary shares in the Parent Entity with funds provided in lieu of remuneration they would have received. Directors of the Parent Entity may also participate in the Plan. Eligible employees include full-time or permanent part-time employees of entities in the consolidated entity who have attained the age of 18 years. Employees who are resident overseas can only participate at the Board's discretion.

The trustee of the Plan applies amounts contributed by entities in the consolidated entity in lieu of remuneration entitlements which eligible employees or Directors would otherwise have received in purchasing shares on behalf of participating employees or Directors in the ordinary course of trading on the ASX or subscribing for shares on behalf of the participating employees or Directors. All shares acquired by the trustee will be acquired at the market value of the shares.

Market value means in relation to a subscription for shares, the weighted average of the prices at which the Parent Entity's ordinary shares are traded on the ASX during the 5 business days up to and including the day on which the subscription occurs. Market value In relation to a purchase of shares means the price at which the shares are actually acquired in the ordinary course of trading on the ASX.

Plan shares may not be disposed before the earlier of ten years after the date of acquisition, the date on which the participating employee ceases to be employed by the consolidated entity and the Board or the trustee determines that the shares should be freed from this restriction following the written request of the participating employee. During this period, the trustee is entitled to retain custody of share certificates or holding statements in respect of the Plan shares and to implement procedures to prevent any dealing with those shares.

Plan shares rank pari passu in all respects with all other shares and carry the same rights and entitlements, including dividend and voting rights, as those conferred by other shares.

Details of movements in the share balances under the Plan during the financial year are set out below:

	2007	
Share movements	**Number of shares**	**Fair value per share $**
Balance at beginning of financial year	-	
Purchased during financial year	8,351	15.00
Distributed during financial year	-	
Balance at end of financial year	8,351	

As at the end of the financial year, there were four Directors participating in the Plan. The weighted average fair value per share of shares purchased during the year is market value (as defined above). The total consideration received for these shares was $125,266.

Note 48 - Share ownership plans (continued)

AGL Energy Long-Term Incentive Plan

The AGL Energy Limited Board of Directors approved the AGL Energy Long-Term Incentive Plan (LTIP) on 5 October 2006. The LTIP is designed to align the interests of employees of AGL Energy with those of shareholders. The LTIP involves the grant of Share Performance Rights (SPRs). The Board has an absolute discretion to grant, issue or transfer other securities of the Parent Entity to plan participants.

Managing Director

Mr Anthony was granted 187,801 SPRs on 8 November 2006 in respect of the first year of his appointment as CEO and Managing Director under the LTIP, equal to the Base SPR Quantity (as defined below) as part of his long-term incentive arrangements. For each of the next two years during Mr Anthony's appointment, Mr Anthony will be entitled to receive an annual grant of SPRs under the LTIP, equal to the Base SPR Quantity.

Base SPR Quantity is determined by dividing a stretch long-term incentive target of $2.860 million by the volume weighted average trading price (VWAP) of the Parent Entity's ordinary shares over a period of 10 trading days immediately before the date the grant is made.

Subject to the satisfaction of applicable performance conditions (outlined below) and scaled in accordance with them, the above SPRs will vest as follows: a number of the granted SPRs having a value of $2.145 million, determined in accordance with the VWAP used at the date of their issue, will vest in each of September 2007, 2008 and 2009 with the balance vesting in 2010.

For the first grant of 187,801 SPRs, the Board has determined the SPRs will vest, subject to the satisfaction of the performance conditions as follows:

- in relation to Tranche 1 for 140,851 SPRs granted - on 1 September 2007
- in relation to Tranche 2 for 46,950 SPRs granted - on 1 September 2008

The applicable performance condition will be based on total shareholder return (TSR) with the level of vesting dependent upon the Parent Entity's TSR performance measured against a comparable group of ASX listed companies determined by the Board at the time of each grant of SPRs.

For the first grant of 187,801 SPRs, the Board has determined that the performance condition will be based on the TSR of the Parent Entity's ordinary shares measured against the comparator group of the ASX100. The relative movement in the TSR is measured over a performance period which begins 26 October 2006 and ends:

- in relation to Tranche 1 for 140,851 SPRs granted - on 1 September 2007
- in relation to Tranche 2 for 46,950 SPRs granted - on 1 September 2008

The following table sets out the vesting schedule for the SPRs:

Performance - AGL's TSR ranking relative to ASX100	Percentage of SPRs that vest
TSR below the 50th percentile	0%
TSR equal to the 50th percentile	50%
TSR between 51st and 74th percentile	Progressive vesting on a straight line basis from >50% and <100%
TSR equal to or greater than 75th percentile	100%

All unvested SPRs held by Mr Anthony will immediately vest if a change in control of the Parent Entity occurs.

The SPRs granted to Mr Anthony under the LTIP will vest at no cost to Mr Anthony and, except as set out above, will be issued on the terms and conditions specified in the LTIP.

Details of movements in the SPRs balances under the Plan for the Managing Director during the financial year are set out below:

2007 SPRs grant	Grant date	Balance at beginning of the year	Granted during the year	Vested during the year	Lapsed during the year	Balance at end of the year	Vested at end of the year
8 Nov 06 - tranche 1	8 Nov 06	-	140,851	-	-	140,851	-
8 Nov 06 - tranche 2	8 Nov 06	-	46,950	-	-	46,950	-
		-	187,801	-	-	187,801	-

The fair value of services received in return for SPRs granted are measured by reference to the fair value of SPRs granted. The estimate of the fair value of services received is measured based on the Monte Carlo Simulation Method. The contractual life of the SPRs is used as an input into this model. Expectations of early vesting are incorporated into the Monte Carlo Simulation Method. Expected volatility is based on the historical share price volatility over the past 2 years.

Note 48 - Share ownership plans (continued)

AGL Energy Long-Term Incentive Plan (continued)

Managing Director (continued)

	Managing Director SPRs	
	2007	
	8 Nov 06	
SPRs grant	**Tranche 1**	**Tranche 2**
Fair value at grant date	$4.88	$6.02
Share price at grant date	$14.74	$14.74
Expected volatility	18.0%	18.0%
Right life	0.8 years	1.8 years
Expected dividend yield	2.9%	2.9%
Risk free interest rate (based on government bonds)	6.1%	6.0%

The total expense arising from share-based payment transactions recognised in the income statement as part of employee benefits expense during the financial year in relation to the Managing Director's SPRs was:

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Employee benefits expense	0.6	-	0.6	-

Senior employees

Eligible employees are employees of any entity in the consolidated entity who are determined by the Board in its absolute discretion to be eligible to participate in the LTIP.

Awards of SPRs will be made on an annual basis or such other times as the Board in its absolute discretion may determine. The initial grants of 104,632 SPRs under the LTIP were made during the year ended 30 June 2007.

Each share performance right gives plan participants the right, subject to satisfaction of performance conditions, to acquire a fully paid ordinary share for no consideration, unless the Board, in its absolute discretion, determines that consideration should be paid.

The Board has an absolute discretion to determine the number of SPRs issued to a plan participant, and the performance conditions which must be satisfied before the SPRs can vest and the period over which the SPRs vest.

SPRs will be subject to a performance condition based on the Parent Entity's total shareholder return (TSR, growth in share price plus dividends reinvested) with the level of vesting dependent upon the Parent Entity's TSR performance measured against a comparable group of ASX listed companies. The comparator group will be determined by the Board at the time of each grant of SPRs.

SPRs awarded under the LTIP may also be subject to other performance conditions which will be determined from time to time by the Board in its absolute discretion.

For the initial award of SPRs, the Board has determined that the performance condition will be based on the TSR of the Parent Entity's ordinary shares measured against the comparator group of the ASX100. The relative movement in the TSR is measured over a performance period which begins 26 October 2006 and ends:

- in relation to 8 Nov 06 tranche 1 for 16,285 SPRs granted - on 30 June 2009
- in relation to 1 Apr 07 tranche 1 for 44,187 SPRs granted - on 30 June 2008
- in relation to 1 Apr 07 tranche 2 for 44,160 SPRs granted - on 30 June 2009

The following table sets out the vesting schedule for the SPRs:

Performance - AGL's TSR ranking relative to ASX100	Percentage of SPRs that vest
TSR below the 50th percentile	0%
TSR equal to the 50th percentile	50%
TSR between 51st and 74th percentile	Progressive vesting on a straight line basis from >50% and <100%
TSR equal to or greater than 75th percentile	100%

All SPRs will generally vest at the end of a three year vesting period subject to the satisfaction of the performance conditions applicable to those SPRs, unless the Board in its absolute discretion otherwise determines. For the initial award of SPRs however, the Board has determined the SPRs will vest, subject to the satisfaction of the performance conditions as follows:

- in relation to 8 Nov 06 tranche 1 for 16,285 SPRs granted - on 1 September 2009
- in relation to 1 Apr 07 tranche 1 for 44,187 SPRs granted - on 1 September 2008
- in relation to 1 Apr 07 tranche 2 for 44,160 SPRs granted - on 1 September 2009

Note 48 - Share ownership plans (continued)

AGL Energy Long-Term Incentive Plan (continued)

Senior employees (continued)

If a plan participant ceases employment with an entity in the consolidated entity as a result of death, total and permanent disablement, redundancy, retirement or such other circumstances as the Board in its absolute discretion may determine, the SPRs held by that participant will vest subject to the satisfaction of performance conditions applicable to those SPRs.

All SPRs will vest in the event that a change in control of the Parent Entity occurs, subject to the satisfaction of performance conditions applicable to those SPRs unless the Board, in its absolute discretion, determines that it is appropriate to waive the satisfaction of the performance conditions.

The Parent Entity may issue shares or acquire shares on the ASX to satisfy SPRs which have vested.

Any SPRs that do not vest when performance conditions are applied to them will automatically lapse. All SPRs of a plan participant will lapse where the participant ceases employment with an entity in the consolidated entity for reasons other than death, total and permanent disablement, redundancy, retirement or such other circumstances as the Board in its absolute discretion may determine.

SPRs do not carry dividend or voting rights. However, SPRs will participate in bonus issues, rights issues and reconstructions and reorganisations of the capital of the Parent Entity in the same manner as ordinary shares.

The Board may in its absolute discretion include in the terms and conditions attached to an offer of SPRs, a right of a plan participant to elect to be bound by restrictions in relation to shares acquired on vesting of SPRs. If a plan participant has made an election, the shares allocated on vesting of SPRs will be subject to a restriction on dealing up to a maximum of ten years after the date the SPRs are granted.

Details of movements in the SPRs balances under the Plan for senior employees during the financial year are set out below:

2007 SPRs grant	Grant date	Balance at beginning of the year	Granted during the year	Vested during the year	Lapsed during the year	Balance at end of the year	Vested at end of the year
8 Nov 06 - tranche 1	8 Nov 06	-	16,285	-	-	16,285	-
1 Apr 07 - tranche 1	1 Apr 07	-	44,187	-	(3,906)	40,281	-
1 Apr 07 - tranche 2	1 Apr 07	-	44,160	-	(3,905)	40,255	-
		-	104,632	-	(7,811)	96,821	-

The fair value of services received in return for SPRs granted are measured by reference to the fair value of SPRs granted. The estimate of the fair value of services received is measured based on the Monte Carlo Simulation Method. The contractual life of the SPRs is used as an input into this model. Expectations of early vesting are incorporated into the Monte Carlo Simulation Method. Expected volatility is based on the historical share price volatility over the past 2 years.

	Senior employees 2007		
	8 Nov 06	1 Apr 07	
SPRs grant	tranche 1	tranche 1	tranche 2
Fair value at grant date	$6.60	$5.81	$6.71
Share price at grant date	$14.74	$16.13	$16.13
Expected volatility	18.0%	20.0%	20.0%
Right life	2.8 years	1.4 years	2.4 years
Expected dividend yield	2.9%	3.1%	3.1%
Risk free interest rate (based on government bonds)	5.9%	6.2%	6.1%

The total expense arising from share-based payment transactions recognised in the income statement as part of employee benefits expense during the financial year in relation to senior employees SPRs was:

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Employee benefits expense	0.1	-	0.1	-

Note 49 - Related party disclosures

Parent entity

AGL Energy Limited is the parent entity of the consolidated entity.

Equity interests in subsidiaries

Details of interests in subsidiaries are disclosed in Note 42 to the financial statements.

Equity interests in associates and jointly controlled entities

Details of interests in associates and jointly controlled entities are disclosed in Note 18 to the financial statements.

Transactions with key management personnel

Details of transactions with key management personnel are disclosed in Note 46 to the financial statements.

Amounts owing by related parties

Amounts owing by subsidiaries, associates and jointly controlled entities are disclosed in Notes 12 and 23 to the financial statements.

Amounts owing to related parties

Amounts owing to subsidiaries, associates and jointly controlled entities are disclosed in Notes 25, 28 and 32 to the financial statements.

Loans to associates

The Parent Entity has provided a loan of $99.3 million (2006: $nil) to Greater Energy Alliance Corporation Pty Limited (refer Note 23). Interest is charged at 10% p.a. and $7.6 million (2006: $nil) was accrued during the year. The outstanding loan principal including any capitalised interest must be repaid on or before 7 April 2024. On 29 September 2006, prior to the demerger of AGL Energy Limited, the loan principal and accrued interest receivable of $104.9 million owing to The Australian Gas Light Company was transferred to AGL Energy Limited.

On 25 October 2006, the Parent Entity provided a loan of $247.0 million (2006: $nil) to AlintaAGL Pty Limited (refer Note 23). Interest is charged at 9.8% p.a. and $16.8 million (2006: $nil) was accrued during the year. The outstanding loan principal including any capitalised interest must be repaid on 30 September 2016.

Dividends received from related parties

The Parent Entity received dividends of $265.3 million (2006: $nil) from its subsidiaries.

The Parent Entity received dividends of $13.9 million (2006: $nil) from its jointly controlled entity, Auscom Holdings Pty Limited.

Interest income received from subsidiaries

The Parent Entity received interest income of $219.6 million (2006: $54.8 million) from its subsidiaries on amounts owing by subsidiaries.

Interest expense paid to subsidiaries

The Parent Entity paid interest expense of $29.5 million (2006: $nil) to its subsidiaries on amounts owing to subsidiaries.

Other transactions between the Parent Entity and its subsidiaries

The Parent Entity advanced funds to and received funds from its wholly-owned subsidiaries as interest-bearing loans in the ordinary course of business on normal commercial terms and conditions.

The Parent Entity sold natural gas of $128.1 million (2006: $nil) on normal commercial terms and conditions to certain wholly-owned subsidiaries for eventual sale to consumers.

	Consolidated 2007 $m	Consolidated 2006 $m
Other transactions between the consolidated entity and its related parties		
ActewAGL Retail Partnership		
Certain subsidiaries are contracted to provide management and retail services to the retail partnership on normal commercial terms and conditions.	4.3	-
Certain subsidiaries supplied electricity and gas to the retail partnership on normal commercial terms and conditions.	25.5	-
Queensland Gas Company Limited (QGC)		
The Parent Entity has entered into a gas sale agreement with an associate, Queensland Gas Company Limited (QGC) whereby the consolidated entity will purchase a total volume of up to 740 petajoules over 20 years commencing 1 January 2008 on normal commercial terms and conditions.	-	-
The Parent Entity has also entered into a gas market development services agreement with QGC whereby the consolidated entity will provide market development services to QGC and QGC has acquired rights to utilise the consolidated entity's excess pipeline capacity for a term of three years commencing 1 January 2008. QGC will pay a total service fee of $22.5 million to the consolidated entity over the term of the agreement.	-	-
Greater Energy Alliance Corporation Pty Limited		
Certain subsidiaries received difference receipts from the settlement of electricity hedges on normal commercial terms and conditions.	80.3	-

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m

Note 50 - Cash flow information

(a) Reconciliation of cash and cash equivalents

Cash and cash equivalents at the end of the financial year as shown in the cash flow statement is reconciled to the related items in the balance sheet as follows:

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Cash at bank and on hand	203.2	42.6	171.1	3.9
Short-term money market deposits	76.7	15.9	9.7	-
Bank overdrafts	(0.7)	(5.7)	-	(4.5)
	279.2	52.8	180.8	(0.6)

(b) Subsidiaries and businesses acquired

During the financial year, the consolidated entity acquired the Sun Gas Retail and Powerdirect businesses. The net cash outflow on acquisition was $1,308.9 million. Refer Note 43 for further details of these acquisitions.

(c) Non-cash financing and investing activities

Refer Note 43 for details of the internal restructuring transactions that were required in preparation for the demerger of AGL Energy Limited which are not reflected in the cash flow statement..

There were no other material non-cash financing or investing activities during the year ended 30 June 2007 (2006: nil).

(d) Reconciliation of profit for the period to net cash flows from operating activities

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Profit for the period	410.5	45.6	233.3	4.3
Share of profits of associates and jointly controlled entities	(36.1)	-	-	-
Dividends received from associates and jointly controlled entities	26.4	-	-	-
Depreciation and amortisation	163.5	51.8	12.1	0.6
Impairment of assets	23.2	-	82.1	-
Share-based payments expense	0.7	-	0.7	-
Fair value movements in derivatives	(371.5)	(57.5)	-	18.3
Net gain on disposal of property, plant and equipment	(0.1)	-	-	-
Net foreign exchange (gains)/losses	59.0	(11.3)	(17.3)	(7.5)
Non-cash finance costs	21.8	58.0	6.6	-
Changes in assets and liabilities				
(Increase)/decrease in trade and other receivables	11.4	38.3	(43.7)	-
(Increase)/decrease in inventories	(2.1)	(5.1)	(0.9)	-
(Increase)/decrease in other assets	10.1	(4.9)	33.7	-
Increase/(decrease) in trade and other payables	(119.4)	222.2	43.8	-
Increase/(decrease) in provisions	(16.5)	(2.2)	0.1	-
Increase/(decrease) in tax assets and liabilities	108.7	3.8	42.3	(4.9)
Net cash provided by operating activities	289.6	338.7	392.8	10.8

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m

Note 50 - Cash flow information (continued)

(e) Financing facilities

The consolidated entity has access to the following committed bank facilities:

	Consolidated 2007 $m	Consolidated 2006 $m	Parent Entity 2007 $m	Parent Entity 2006 $m
Total facilities				
Bank loans - unsecured	3,651.5	-	3,621.1	-
Bank overdrafts	3.0	-	3.0	-
	3,654.5	-	3,624.1	-
Amounts used				
Bank loans - unsecured	2,399.9	-	2,369.5	-
Bank overdrafts	0.7	-	-	-
Bank guarantees	819.9	-	819.9	-
	3,220.5	-	3,189.4	-
Amounts unused	434.0	-	434.7	-

Details of major financing facilities

Amortising Syndicated Subscription Facility - $1,900.0 million (2006: $nil) fully underwritten facility provided by a syndicate of international banks. The borrower under this facility is AGL Energy Limited. The facility consists of 3 tranches of which $380.0 million matures in October 2007, $633.3 million matures in October 2009 and $886.7 million matures in October 2011. As at 30 June 2007 the facility was fully utilised.

Revolving Syndicated Facility - $500.0 million (2006: $nil) fully underwritten facility provided by a syndicate of international banks. The borrower under this facility is AGL Energy Limited and the facility has a fixed maturity date of October 2009. As at 30 June 2007, $475.0 million was utilised.

Bilateral Facility Agreements - $921.1 million (2006: $nil) fully underwritten facilities provided by 6 international banks. The borrower under these facilities is AGL Energy Limited. Of these facilities $200.0 million matures in August 2007, $250.0 million matures in September 2007, $121.1 million matures in October 2009, $120.0 million matures in May 2010 and $230.0 million matures in October 2011. Bank guarantees can also be issued under these facilities to the extent the facilities are un-drawn. As at 30 June, $nil was utilised as borrowings and $819.9 million of bank guarantees were issued by AGL Energy Limited.

Bridging Facility Agreement - $300.0 million (2006: $nil) fully underwritten facility provided jointly by two international banks. The borrower under this facility is AGL Energy Limited and the facility has a fixed maturity of June 2008. As at 30 June 2007, this facility was un-drawn.

Note 51 - Economic dependency

(a) The consolidated entity is dependent to a significant extent upon various consortia of producers for the supply of natural gas from the Cooper Basin in South Australia, the Gippsland Field in Bass Strait and the Surat/Bowen Basin in Queensland. Long term contracts protect the continuity of supply from these producers.

The consolidated entity has an obligation to pay the consortia of producers for a specified minimum quantity of gas each contract year, irrespective of the quantity actually supplied by the producers. The consolidated entity has the right to receive, without additional payment to the producers, a future delivery of gas equivalent to the quantity paid for but not taken in any contract year.

(b) The consolidated entity is dependent to a significant extent on the acquisition of electricity from generating entities and the use of transmission systems. Ongoing contracts are in place both for the purchase of electricity and the use of the transmission systems.

Note 52 - Financial Instruments

Financial risk management

The consolidated entity's activities expose it to a variety of financial risks. These risks include market risk (including foreign exchange risk, interest rate risk and price risk), credit risk and liquidity risk. The consolidated entity seeks to minimise potential adverse effects of these risks on the consolidated entity's financial performance, by using a range of derivative financial instruments to hedge these risk exposures.

Risk management is carried out by Corporate Treasury for interest rate and foreign exchange exposures. Risk management activities in respect of energy exposures are undertaken by Merchant Energy. Both Corporate Treasury and Merchant Energy operate under risk management policies approved by the Board of Directors. Corporate Treasury and Merchant Energy identify, evaluate and hedge the financial risks in close co-operation with the consolidated entity's business units.

The consolidated entity has Board approved policies on foreign exchange risk, interest rate risk, electricity price risk, oil price risk, the use of financial derivatives and non-financial derivative instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on a continuous basis. The consolidated entity does not enter into or trade financial instruments, including derivative financial instruments for speculative purposes.

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expense are recognised, in respect of each class of financial asset and financial liability are disclosed in Note 1 to the financial statements.

Derivative financial instruments recognised in the balance sheet

	Consolidated		Parent Entity	
	2007	2006	2007	2006
	$m	$m	$m	$m
Derivative financial assets - current and non-current				
Interest rate swap contracts	6.7	-	6.7	-
Forward foreign currency contracts	5.1	6.3	5.1	6.3
Electricity derivative contracts	6,162.8	116.5	-	-
Futures deposits and margin calls	(271.4)	11.3	-	-
Oil derivative contracts	6.9	8.9	35.7	74.0
Total derivative financial assets	5,910.1	143.0	47.5	80.3
Derivative financial assets				
Current (Note 14)	4,864.2	105.2	37.4	72.0
Non-current (Note 23)	1,045.9	37.8	10.1	8.3
Total derivative financial assets	5,910.1	143.0	47.5	80.3
Derivative financial liabilities - current and non-current				
Forward foreign currency contracts	2.1	-	2.1	-
Electricity derivative contracts	2,197.5	181.4	-	-
Oil derivative contracts	28.7	65.1	35.7	74.0
Total derivative financial liabilities	2,228.3	246.5	37.8	74.0
Derivative financial liabilities				
Current (Note 28)	2,192.7	154.8	16.7	36.5
Non-current (Note 32)	35.6	91.7	21.1	37.5
Total derivative financial liabilities	2,228.3	246.5	37.8	74.0

The Parent Entity has elected to apply the relief from presenting certain disclosure requirements of AASB 132 *Financial Instruments: Disclosure and Presentation.* AASB 132 does not require such disclosures to be presented by the Parent Entity where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

Note 52 - Financial Instruments (continued)

(a) Interest rate risk management

The consolidated entity is exposed to interest rate risk as it borrows funds at floating interest rates. The risk is managed by the consolidated entity by maintaining an appropriate mix between fixed and floating rate borrowings, by the use of interest rate swap contracts.

The consolidated entity uses interest rate swap contracts to fix funding costs with the objective of obtaining a more stable and predictable interest expense outcome. Under interest rate swap contracts, the consolidated entity agrees to exchange with other parties, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to agreed notional principal amounts.

The consolidated entity has a policy which allows the fixed/floating rate ratio to be adjusted between certain parameters depending on the perceived direction of interest rates. Swaps may be terminated or offset to achieve the desired fixed/floating portfolio mix.

The interest rate swaps settle on a quarterly basis. The floating rate is the Australian BBSW and the consolidated entity will settle the difference between the fixed and floating interest on a net basis.

All interest rate swap contracts exchanging floating rate interest amounts for fixed rate interest amounts are designated as cash flow hedges in order to reduce the consolidated entity's cash flow exposure from variable interest rates on borrowings.

The notional amount of the interest rate contracts at 30 June 2007 was $1,100.0 million (2006: $nil). These interest rate swap contracts have been stated at fair value at the reporting date.

The fair value of interest rate swap contracts at 30 June 2007 was an asset of $6.7 million (2006: $nil). At the reporting date, unrealised gains of $4.7 million after tax (2006: $nil) for interest rate swaps have been deferred in the hedging reserve and will be released when the anticipated transaction occurs.

The following table summarises the fair value of hedging instruments used to manage interest rate risk:

	Cash flow hedges	
	2007	2006
	$m	$m
Interest rate swap contracts	6.7	-

The remaining terms and notional principal amounts of outstanding interest rate contracts at the reporting date are included in the following table which summarises the consolidated entity's exposure to interest rate risk. The weighted average effective interest rate is determined based on a weighting using the contract notional value and the contract interest rate.

2007	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturities: 6 months or less $m	6 - 12 months $m	1 - 2 years $m	2 - 5 years $m	More than 5 years $m	Non-interest bearing $m	Total $m
Financial assets									
Cash and cash equivalents	5.9	279.9	-	-	-	-	-	-	279.9
Trade and other receivables	-	-	-	-	-	-	-	1,703.7	1,703.7
Other deposits	6.2	238.3	-	-	-	-	-	-	238.3
Loans to associates	9.9	-	-	-	-	-	346.3	-	346.3
		518.2	-	-	-	-	346.3	1,703.7	2,568.2
Financial liabilities									
Trade and other payables	-	-	-	-	-	-	-	1,482.3	1,482.3
Bank overdrafts	6.3	0.7	-	-	-	-	-	-	0.7
Bank loans	6.9	2,399.9	-	-	-	-	-	-	2,399.9
Finance lease liabilities	9.3	-	0.1	0.2	0.3	0.6	7.9	-	9.1
Customer deposits	5.0	9.7	-	-	-	-	-	28.3	38.0
Outstanding floating for fixed swap contracts (a)	6.5	(1,100.0)	-	-	1,100.0	-	-	-	-
		1,310.3	0.1	0.2	1,100.3	0.6	7.9	1,510.6	3,930.0

(a) Notional principal amounts.

Note 52 - Financial instruments (continued)

(a) Interest rate risk management (continued)

2006	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturities: 6 months or less $m	6 - 12 months $m	1 - 2 years $m	2 - 5 years $m	More than 5 years $m	Non-interest bearing $m	Total $m
Financial assets									
Cash and cash equivalents	4.9	58.5	-	-	-	-	-	-	58.5
Trade and other receivables	-	-	-	-	-	-	-	187.1	187.1
Other deposits	-	-	-	-	-	-	-	-	-
Loans to associates	-	-	-	-	-	-	-	-	-
		58.5	-	-	-	-	-	187.1	245.6
Financial liabilities									
Trade and other payables	-	-	-	-	-	-	-	58.5	58.5
Bank overdrafts	5.0	5.7	-	-	-	-	-	-	5.7
Bank loans	-	-	-	-	-	-	-	-	-
Finance lease liabilities	12.6	-	-	0.1	0.9	9.4	269.2	-	279.6
Customer deposits	-	-	-	-	-	-	-	8.7	8.7
Outstanding fixed for floating swap contracts (a)	-	-	-	-	-	-	-	-	-
		5.7	-	0.1	0.9	9.4	269.2	67.2	352.5

(a) Notional principal amounts.

(b) Foreign currency risk management

The consolidated entity undertakes certain transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilising forward foreign exchange contracts.

The settlement dates, amounts to be received and contractual exchange rates of the consolidated entity's outstanding hedging contracts are detailed in the following table.

2007 Outstanding contracts	Weighted average exchange rate	Foreign currency FC m	Contract value $m	Fair value $m	Less than 1 year $m	1 - 2 years $m	2 - 5 years $m
Forward foreign currency contracts							
Sell USD (United States Dollar)	0.8371	390.0	465.9	5.1	5.1	-	-
Buy JPY (Japanese Yen)	85.77	1,779.3	20.8	(2.1)	(0.8)	(1.1)	(0.2)
2006							
Forward foreign currency contracts							
Sell USD (United States Dollar)	0.7303	390.0	534.1	6.3	6.3	-	-

Hedges of foreign currency transactions

The consolidated entity enters into forward exchange contracts to hedge certain firm commitments and highly probable forecast transactions denominated in foreign currencies. These hedged transactions include the purchase of capital equipment, purchases of materials, and interest and dividends receivable. The purpose of the consolidated entity's foreign currency hedging activities is to protect itself from adverse fluctuations in exchange rates. The consolidated entity has a policy which allows the extent of foreign exchange hedging to be varied within parameters approved by the Board.

Forward exchange contracts which hedge highly probable forecasted transactions are accounted for as cash flow hedges and measured at fair value.

The fair value of forward exchange contracts designated as hedges of highly probable forecast transactions at 30 June 2007 was a liability of $2.1 million (2006: $nil). At the reporting date, unrealised losses of $1.5 million after tax (2006: $nil) for forward foreign currency contracts have been deferred in the hedging reserve and will be released when the anticipated transaction occurs.

Note 52 - Financial Instruments (continued)

(b) Foreign currency risk management (continued)

Hedges of foreign currency transactions

The following table summarises the fair value of hedging instruments used to manage foreign currency risk:

	Cash flow hedges 2007 $m	Cash flow hedges 2006 $m
Forward foreign currency contracts	(2.1)	-

Hedges of net investments in foreign operations

The consolidated entity has foreign currency investments of both an equity and debt nature. It is the consolidated entity's policy to hedge the currency exposure on all material foreign investments, unless the investments are of an equity nature and are to be held indefinitely or where hedging is impracticable due to regulatory controls or an inadequate or immature market in the relevant currencies.

The fair value of forward foreign exchange contracts used as hedges of net investments at 30 June 2007 was an asset of $5.1 million (2006: $6.3 million). At the reporting date, unrealised gains of $3.6 million after tax (2006: $4.4 million) have been deferred in the foreign currency translation reserve and will not be released until the consolidated entity disposes of the foreign currency investment that is being hedged.

The following table summarises the fair value of hedging instruments used to manage foreign currency risk:

	Cash flow hedges 2007 $m	Cash flow hedges 2006 $m
Forward foreign currency contracts	5.1	6.3

(c) Electricity purchase price risk management

The consolidated entity is exposed to price risk from the purchase of electricity. Exposure to fluctuations in wholesale market electricity prices is minimised through the use of various types of hedging contracts.

It is the policy of the consolidated entity to actively manage the exposure arising from its forecast mass-market and contestable load. In doing so, the consolidated entity has entered into various hedging contracts with individual market participants. Any unhedged position exposes the consolidated entity to pool price variation. The consolidated entity's risk management policy for electricity price risk is to hedge forecast future transactions for up to 5 years into the future. The consolidated entity's policy is that the exposure and the consequent price risk be managed within prescribed risk limits. The hedge portfolio consists predominantly of swaps, caps and option contract types.

The consolidated entity classifies derivatives that meet the criteria for effective hedges as cash flow hedges.

The fair value of electricity derivatives at 30 June 2007 was a net asset of $3,965.3 million (2006: net liability of $64.9 million), comprising assets of $6,162.8 million (2006: $116.5 million) and liabilities of $2,197.5 million (2006: $181.4 million). At the reporting date, unrealised gains of $2,330.1 million after tax (2006: $4.1 million) have been deferred in the hedging reserve and will be released when the underlying anticipated transaction occurs.

The following table summarises the fair value of hedging instruments used to manage electricity purchase price risk:

	Cash flow hedges 2007 $m	Derivatives not in a hedge relationship 2007 $m	Total 2007 $m	Cash flow hedges 2006 $m	Derivatives not in a hedge relationship 2006 $m	Total 2006 $m
Swaps	3,414.1	427.4	3,841.5	5.9	0.6	6.5
Caps	-	109.9	109.9	-	(72.3)	(72.3)
Options	-	13.9	13.9	-	0.9	0.9
	3,414.1	551.2	3,965.3	5.9	(70.8)	(64.9)

The remaining terms and fair values of the consolidated entity's outstanding electricity hedging contracts at the reporting date are detailed in the following table:

Electricity hedging contracts	2007 $m	2006 $m
Less than 1 year	2,758.1	(38.6)
1 to 5 years	1,201.4	(26.3)
More than 5 years	5.8	-
	3,965.3	(64.9)

Note 52 - Financial instruments (continued)

(d) Commodity price risk management

The consolidated entity is exposed to commodity price risk from the sale of oil. Exposure to fluctuations in the sales price of oil is minimised through the use of hedging contracts. The consolidated entity's risk management policy for oil price risk is to hedge forecast future transactions for up to 4 years into the future. It is the consolidated entity's policy to hedge these exposures within prescribed risk limits through the use of forward sales contracts and option contracts. These contracts are accounted for as cash flow hedges and recognised at fair value.

The fair value of oil derivatives at 30 June 2007 was a net liability of $21.8 million (2006: $56.2 million), comprising assets of $6.9 million (2006: $8.9 million) and liabilities of $28.7 million (2006: $65.1 million). At the reporting date, unrealised losses of $15.3 million after tax (2006: $29.7 million) have been deferred in the hedging reserve and will be released when the anticipated transaction occurs.

The following table summarises the fair value of hedging instruments used to manage oil price risk:

	Cash flow hedges 2007 $m	Cash flow hedges 2006 $m
Forward sales contracts	**(26.0)**	(65.1)
Option contracts	**4.2**	8.9
	(21.8)	(56.2)

The remaining terms and fair values of the consolidated entity's outstanding oil price hedging contracts at the reporting date are detailed in the following table:

Oil price hedging contracts	2007 $m	2006 $m
Less than 1 year	**(5.4)**	(27.0)
1 to 5 years	**(16.4)**	(29.2)
Longer than 5 years	**-**	-
	(21.8)	(56.2)

(e) Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity manages its exposure to credit risk using credit risk management policies which provide credit exposure limits and contract maturity limits based on the credit worthiness of counterparties. The consolidated entity's exposure and the credit ratings of its counterparties are monitored on a ongoing basis.

Credit policies cover exposures generated from the sale of products and the use of derivatives instruments. Derivative counterparties are limited to high creditworthy financial institutions and other organisations in the energy industry. As there are a limited number of energy organisations to enable management of energy price risk, there is limited scope for managing credit risk through diversification of counterparties. The consolidated entity has Board approved policies that limit the amount of credit exposure to each financial institution and derivative counterparty. The consolidated entity also uses The International Swaps and Derivative Association (ISDA) agreements with derivative counterparties in order to limit exposure to credit risk through the netting of amounts receivable from and amounts payable to individual counterparties.

At the reporting date, there was a significant concentration of credit risk with certain counterparties in relation to electricity derivatives undertaken in accordance with the consolidated entity's hedging and risk management activities. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments in the balance sheet.

(f) Liquidity risk

The consolidated entity manages liquidity risk by maintaining sufficient cash reserves, banking facilities and reserve borrowing facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

(g) Estimation of fair values

Cash and cash equivalents - carrying amounts approximate fair value.

Trade and other receivables (less allowance for doubtful debts) and trade payables - carrying amounts approximate fair value.

Interest bearing loans and interest bearing borrowings - expected future cash flows are discounted by the current interest rates for assets and liabilities with similar risk profiles in accordance with generally accepted models based on discounted cash flow analysis.

Other financial assets - expected future cash flows are discounted by a risk reflective rate in accordance with generally accepted models based on discounted cash flow analysis.

Interest rate swaps - fair values are based on the present value of the estimated future cash flows of these instruments.

Forward foreign currency contracts - fair values are determined using quoted forward exchange rates at the reporting date.

Electricity derivative contracts - fair values of assets and liabilities are based on a mark to market value which uses, where available, published market price quotations for the derivative instrument. For instruments where published price quotations are not available, or where the market is illiquid, valuation prices are derived from market price quotes using historical relationships. All fair valuations are based on industry standard methodologies.

Note 53 - Subsequent events

On 2 July 2007, the consolidated entity acquired the 1,280MW Torrens Island gas fired power station (TIPS) for $417 million, including all development gas storage and transportation rights, and sold its 180MW gas fired peaking plant at Hallett for $117 million resulting in a net payment by AGL for the Torrens Island power station of $300 million. As part of the transaction, AGL has also acquired a 10-year, 300-petajoule, gas sales agreement expiring in 2017, together with the associated SEAGas pipeline haulage contract which expires in 2019.

On 13 July 2007, the consolidated entity announced the signing of a 390PJ foundation gas transportation agreement with Epic Energy which will further enhance gas portfolio flexibility and competitiveness.

AGL

AGL Energy Limited and Subsidiaries

Directors' declaration
for the year ended 30 June 2007

The directors of AGL Energy Limited declare that the accompanying financial statements and the notes to the financial statements:

(a) comply with accounting standards; and

(b) give a true and fair view of the financial position and performance of the consolidated entity.

The directors also declare that:

(a) in their opinion, there are reasonable grounds to believe that the Parent Entity will be able to pay its debts as and when they become due and payable;

(b) in their opinion, the accompanying financial statements and the notes thereto are in accordance with the Corporations Act 2001; and

(c) in their opinion, there are reasonable grounds to believe that the Parent Entity and the subsidiaries identified in Note 42 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee between the Parent Entity and those subsidiaries pursuant to ASIC Class Order 98/1418.

(d) they have been given the declarations required by s.295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

Mark Johnson

Mark Johnson
Chairman

Sydney, 14 September 2007